Exhibit 99.1

Management Proxy Circular

Notice of Annual and Special Meeting of Shareholders

April 7, 2022

Your participation is important. Please read this document and vote.

Notice of Annual and Special Meeting of Shareholders

When:	Thursday, April 7, 2022, 10:30 a.m. Eastern Daylight Time (EDT)

Where:	Virtual meeting by live webcast at https://cibcvirtual.com/agm2022

Our 2022 Annual and Special Meeting of Shareholders will be held virtually to protect the health and wellbeing of participants amid the evolving COVID-19 pandemic. We are committed to supporting shareholder engagement in our meeting.

Please join our webcast at https://cibcvirtual.com/agm2022 or on our phone line at 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States), passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States), passcode 6552323# (French).

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2021 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution regarding our executive compensation approach;
5.	vote on a special resolution to amend By-Law No. 1 to give effect to a two-for-one share split of CIBC common shares;
6.	vote on a special resolution regarding variable compensation for UK Material Risk Takers (UK MRTs);
7.	vote on shareholder proposals; and
8.	consider any other business properly brought before the meeting.

Voting instructions start on page 5 of our 2022 Management Proxy Circular (the “Circular”). Please read our Circular carefully.

Eligibility to vote

There were 450,970,383 common shares outstanding on February 7, 2022, our record date. Holders of common shares on that date are eligible to vote at our meeting (subject to Bank Act (Canada) restrictions).

Your vote is important

Please read the Circular and vote before the meeting. For more information on how you can vote or appoint someone else to vote for you see “Voting” starting on page 5 of the Circular. Please vote as early as possible so that your shares are represented at the meeting. TSX Trust Company (formerly AST Trust Company (Canada)) (TSX Trust) must receive your vote no later than 10:30 a.m. (EDT) on April 6, 2022.

You may also vote online at the meeting, provided you follow certain steps. These steps are set out on pages 5 to 9 of the Circular.

Questions

If you have questions about notice-and-access or accessing our meeting online, you may contact TSX Trust at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

Our Board and management would like to answer as many shareholder questions as possible during the meeting. Please send your questions in advance to the Corporate Secretary at corporate.secretary@cibc.com or to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

By Order of the Board

Michelle Caturay

Senior Vice-President, Associate General Counsel and Corporate Secretary

February 17, 2022

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s virtual Annual and Special Meeting of Shareholders on Thursday, April 7, 2022, at 10:30 a.m. (EDT). Please see our Circular for information on how to participate in our meeting, the business to be conducted at the meeting, our executive compensation approach and our governance practices. Information about our virtual meeting is also available on our Annual Meeting webpage on our Investor Relations website at www.cibc.com. You have the opportunity to vote, and your vote matters.

In 2021, against a backdrop of the ongoing global pandemic, our entire CIBC team rallied around our purpose – to help make your ambition a reality – and delivered a strong year of growth and strategic progress across our bank.

We had a record year in terms of our financial performance, a statement on the resilience of our bank and the depth of our client relationships. These results were delivered by focusing on our strategic priorities. In 2021, we further strengthened our Canadian consumer franchise, built on our momentum in commercial banking, wealth management, and capital markets on both sides of the border, and accelerated our ongoing investments in growth initiatives to position us for continued growth in the coming year.

We established our bank as a leader in sustainability – achieving a top 10 ranking in North America for lending to the renewable energy sector and creating the CIBC Foundation to advance social and economic equity for all – part of our broader commitment to our environmental, social and governance (ESG) strategy that will guide our efforts in 2022 and beyond.

Underpinning our work was the commitment and dedication of our team of over 45,000 strong globally, who are highly engaged in our growth plans, and live our purpose every day.

At our meeting, you will hear more about CIBC’s 2021 performance and progress on our strategy.

We thank you for your continued support of CIBC and look forward to your participation in our virtual meeting at https://cibcvirtual.com/agm2022 or by phone at 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States), passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States), passcode 6552323# (French).

Sincerely,

Katharine B. Stevenson	Victor G. Dodig
Chair of the Board	President and Chief Executive Officer

Management Proxy Circular

In this 2022 Management Proxy Circular (the “Circular”) information is as at February 10, 2022 and all dollar figures are in Canadian currency, unless indicated otherwise. ‘You’, ‘your’ and ‘shareholder’ mean common shareholders of CIBC.

1	Business of the Meeting

4	Meeting Materials

5	Voting

11	Directors

	11	Director Nominees

	27	Director Compensation

31	Board Committee Reports

40	Statement of Corporate Governance Practices

59	Message to our Fellow Shareholders

64	Compensation Discussion and Analysis

	64	Compensation Philosophy, Practices and Governance

	66	Approach to Executive Compensation

	74	2021 Performance and Compensation

	75	Talent Management and Succession Planning

	76	Inclusion and Diversity

86	Compensation Disclosure

103	Shareholder Proposals

114	Other Information

	114	Indebtedness of Directors and Executive Officers

	115	Directors’ and Officers’ Liability Insurance

	115	Indemnification

	115	Information about CIBC

	115	Vote Results and Minutes of Meeting

	115	Contacting our Board of Directors

	115	Board of Directors’ Approval

Glossary of Acronyms

AFV	Accounting Fair Value

BPF	Business Performance Factor

bps	basis points

CD&A	Compensation Discussion and Analysis

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CLO	Chief Legal Officer

COMR	Cost of Management Ratio

CRD V	Capital Requirements Directive V

CRO	Chief Risk Officer

CSA	Canadian Securities Administrators

CX	Client Experience

DB	Defined Benefit

DSU	Deferred Share Unit

EPS	Earnings per Share

ESG	Environmental, Social and Governance

ESOP	Employee Stock Option Plan

ESPP	Employee Share Purchase Plan

EXCO	Executive Committee

EY	Ernst & Young LLP

FSB	Financial Stability Board

GAAP	Generally Accepted Accounting Principles

GPS	Goals Performance Success

IFRS	International Financial Reporting Standards

MD&A	Management’s Discussion and Analysis

MÉDAC	Mouvement d’éducation et de défense des actionnaires

NEO	Named Executive Officer

NYSE	New York Stock Exchange

options	Stock Options

PCAOB	Public Company Accounting Oversight Board (United States)

PSU	Performance Share Unit

ROE	Return on Equity

RSA	Restricted Share Award

S&P	Standard & Poor’s

SARs	Stock Appreciation Rights

SBU	Strategic Business Unit

SEC	U.S. Securities and Exchange Commission

SERP	Supplemental Executive Retirement Plan

TCFD	Task Force on Climate-related Financial Disclosure

TDC	Total Direct Compensation

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

UK MRT	UK Material Risk Taker

Business of the Meeting

1. Financial Statements

The consolidated financial statements for the year ended October 31, 2021 are in our 2021 Annual Report available at

https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

2. Election of Directors

You will be asked to elect 14 director nominees to serve on our Board until the earlier of the next annual meeting or the director’s retirement from the Board. The Board recommends that you vote for each director nominee.

See pages 11 to 25 for information about our director nominees.

3. Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. The Board recommends that you vote for EY as our auditors.

See pages 33 and 34 for information on the Audit Committee’s annual assessment of EY’s effectiveness and audit quality and a description of fees paid to the auditors.

4. Advisory Resolution regarding our Executive Compensation Approach

You can have a “say on pay” by voting on an advisory resolution about our approach to executive compensation. Last year, 96% of shareholder votes were for our executive compensation approach. We consider the vote part of our shareholder engagement process. This vote is advisory under applicable law and does not diminish the Board’s role and responsibilities. Even though the resolution is not binding, the Board and Management Resources and Compensation Committee consider the results of the vote in making future executive compensation decisions.

See pages 59 to 85 for Message to our Fellow Shareholders and Compensation Discussion and Analysis.

When reviewing its approach to executive compensation, the Committee considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

The Board recommends that you vote for the following advisory resolution.

RESOLVED that the shareholders accept the approach to executive compensation disclosed in CIBC’s management proxy circular for the 2022 Annual and Special Meeting of Shareholders.

5. Special Resolution to amend By-Law No. 1 to give effect to a two-for-one share split of CIBC common shares

You will be asked to approve an amendment to By-Law No. 1, as approved by the Board, which provides for the subdivision (the “Share Split”) of the issued and outstanding CIBC common shares on a two-for-one basis (the “Split Ratio”), subject to applicable regulatory and shareholder approvals. To be effective, the proposed by-law amendment requires confirmation by a special resolution of shareholders, approved by at least two-thirds of the votes cast by proxy or online ballot at our meeting.

The Share Split may enhance liquidity in CIBC common shares and its business by bringing the trading price of the common shares into a more accessible range for investors. From January 31, 2019 to January 31, 2022, the trading price of CIBC’s common shares increased from $111.41 to $159.62 and from US$84.79 to US$125.52 on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), respectively. CIBC is authorized to issue an unlimited number of common shares, and as

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Business of the Meeting

of January 31, 2022 has 450,965,547 common shares issued and outstanding with a market price of $159.62 and US$125.52 per common share as of the close of trading on the TSX and the NYSE, respectively. If implemented, the Share Split will increase by 100% the number of common shares that are outstanding and is expected to initially reduce the market price per common share proportionately to the Split Ratio.

The Share Split, in and of itself, will not change the total market value of the issued and outstanding common shares and will not change the total capital represented by the issued and outstanding common shares. The Share Split will not change a shareholder’s proportionate ownership in CIBC and there will be no change to the interest, rights or privileges of holders of common shares. Each common share outstanding after the Share Split will be entitled to one vote and will be fully paid and non-assessable. If the Share Split is given effect, there will also be certain proportionate adjustments to any outstanding convertible securities and outstanding awards under CIBC’s share-based incentive plans in order to reflect the Share Split.

Based on the current provisions of the Income Tax Act (Canada) and the regulations in force as of the date of this Circular (collectively, the “Tax Act”), all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular, and our understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency published in writing prior to the date of this Circular, a holder of common shares will not be considered to have disposed of the common shares or to have acquired new common shares as a consequence of the Share Split (when and if given effect) and will not realize any taxable gain or loss in respect of the Share Split. A holder’s aggregate cost of common shares immediately after the Share Split will be equal to the holder’s aggregate cost of common shares immediately before the Share Split. The cost to the holder on a per common share basis will equal the aggregate cost to the holder of the common shares divided by the number of common shares held. The above noted information is a summary of certain Canadian federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares. Holders of common shares are advised to consult with their own tax advisors for advice on the income tax consequences of the Share Split in their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

If approved by shareholders and applicable regulatory authorities, the Share Split is expected to take effect at the close of business on May 13, 2022. The Board retains the discretion, in accordance with the Bank Act (Canada) (the “Bank Act”), to revoke the special resolution of the shareholders prior to the Share Split becoming effective and not to proceed with the Share Split without further approval from or notice to shareholders.

CIBC will issue a news release containing information about the record date and the process for giving effect to the Share Split and expects that due bill trading will be required, the details of which will be provided in the news release. A due bill is an entitlement attached to a listed security undergoing a material corporate action, which includes the Share Split. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the additional CIBC common shares issuable as a result of the Share Split.

The Board recommends that you vote for the following special resolution:

RESOLVED AS A SPECIAL RESOLUTION THAT the amendment to By-Law No. 1, as approved by the Board, which provides for the subdivision of the issued and outstanding CIBC common shares (the “Shares”), on a two-for-one basis, such that, when such amendment is given effect, every one existing Share will become two Shares effective at the close of business on May 13, 2022 be confirmed. The directors may, in their sole discretion, revoke this special resolution before May 5, 2022 without further approval from or notice to shareholders.

The full text of the amendment to By-law No. 1 is as follows:

By-Law No. 1 shall be amended by adding the following new section immediately after section 6.1:

6.1.1 Common Share Split

The number of issued and outstanding common shares of CIBC, without nominal or par value, is changed by being subdivided on a two-for-one basis, effective at the close of business on May 13, 2022.

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Business of the Meeting

6. Special Resolution regarding variable compensation for UK Material Risk Takers (UK MRTs)

You will be asked to approve compensation changes for certain CIBC employees associated with CIBC’s UK operations, which are being proposed to comply with the European Union Capital Requirements Directive V (CRD V). There are approximately 45 CIBC employees considered to be UK MRT’s who could be affected.

CRD V limits the ratio between fixed and variable compensation for CIBC UK MRTs to 1:1. CIBC is permitted to set a higher ratio, up to a maximum of 1:2 between the fixed and variable components of total compensation for UK MRTs if it first obtains shareholder approval.

We are seeking this approval to provide the Management Resources and Compensation Committee with the flexibility to award variable compensation to UK MRTs that exceeds 100%, but does not exceed 200%, of their fixed compensation. This proposal is consistent with our compensation principles and will enable us to:

◾	ensure compensation is aligned with performance;

◾	maintain sound compensation risk management and capital base by ensuring a greater portion of compensation is subject to risk adjustment and forfeiture and clawback provisions;

◾	align with market practices to support the attraction and retention of the talent we need to compete and succeed; and

◾	manage fixed compensation costs.

Approval thresholds for this vote are specified in CRD V and the United Kingdom Prudential Regulatory Authority’s Remuneration Rules (the ”PRA’s Remuneration Rules“). The special resolution must be approved by at least:

◾	66% of the shares represented (by proxy or online ballot) at the meeting provided that at least 50% of the total voting rights are represented at the meeting; or

◾	75% of the shares represented (by proxy or online ballot) at the meeting if less than 50% of the total voting rights are represented at the meeting.

UK MRTs with an interest in the proposed higher ratio and who hold CIBC common shares, either directly or indirectly through a nominee or other arrangement, are not permitted to vote on this special resolution.

The Board recommends that you vote for the following special resolution:

RESOLVED AS A SPECIAL RESOLUTION THAT effective for fiscal 2022 and beyond and in accordance with the PRA’s Remuneration Rules, CIBC is authorized to apply a ratio of the fixed to variable components of total compensation for an individual classified as a UK MRT that exceeds 1:1, provided the ratio does not exceed 1:2 for that individual.

7. Shareholder Proposals

You will be asked to vote on three shareholder proposals from the Mouvement d’education et de défense des actionnaires (MÉDAC) and one shareholder proposal from Vancity Investment Management (Vancity). The Board recommends that you vote against these proposals and explains why following each proposal.

Æquo Shareholder Engagement Services (Æquo), on behalf of Bâtirente, régime de retraite des membres de la CSN and

See pages 103 to 113 for shareholder proposals and the Board’s responses.

Congrégation de Notre-Dame, withdrew a proposal described on page 107. MÉDAC withdrew five proposals. The proposals, MÉDAC’s supporting statements and the Board’s responses start on page 108.

Shareholder proposals for next year’s annual meeting must be submitted by November 19, 2022.

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Meeting Materials

Delivery of meeting materials by notice-and-access

Our Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders our management proxy circular as permitted by the Canadian Securities Administrators and with the authorization of the Office of the Superintendent of Financial Institutions Canada. This means that our Circular is posted online for you to access, rather than being printed and mailed to you. We continue to think it is important to reduce the amount of paper we send shareholders and help minimize our environmental footprint. You will receive a proxy form or a voting instruction form by mail so that you can vote your shares as well as a notice with information about how you can access our Circular online or request a paper copy.

Our Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are a registered shareholder and you did not sign-up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with the notice.

If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular. We will send shareholders the notice-and-access notification (Notice) on or about March 3, 2022.

Our Circular and Annual Report (the “meeting materials”) are available on the website of our transfer agent, TSX Trust Company (formerly AST Trust Company (Canada)) (TSX Trust) (www.meetingdocuments.com/TSXT/cibc), or our website (www.cibc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

How to request a paper copy of the meeting materials

You may request a paper copy of the Circular or the Annual Report, free of charge, up to one year from the date the meeting materials were filed on SEDAR.

To make your request before the meeting, contact TSX Trust at www.meetingdocuments.com/TSXT/cibc or 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. Please follow TSX Trust’s instructions. A paper copy of the requested documents will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. (EDT) on March 25, 2022. This reflects the three business day period for processing requests as well as typical mailing times.

To make your request on or after the date of the meeting, call TSX Trust at 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. The requested documents will be sent to you within 10 calendar days of your request.

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Voting

Shareholder approval

Each matter you are being asked to vote on requires the approval of a simple majority (more than 50%) of the votes cast, by proxy or during the meeting by online ballot through the live webcast, except the special resolution to amend By-Law No. 1 regarding the Share Split, which must be approved by at least two-thirds of the votes cast by proxy or online ballot, and the special resolution regarding variable compensation for UK MRTs, which must be approved by at least:

◾	66% of the shares represented (by proxy or online ballot) at the meeting provided that at least 50% of the total voting rights are represented at the meeting; or

◾	75% of the shares represented (by proxy or online ballot) at the meeting if less than 50% of the total voting rights are represented at the meeting.

Who can vote

You are entitled to one vote for each common share you own on February 7, 2022, our record date. There were 450,970,383 outstanding common shares eligible to vote on that date.

Shares cannot be voted if they are beneficially owned by:

◾	the government of Canada or any of its agencies;

◾	the government of a province or any of its agencies;

◾	the government of a foreign country, any political subdivision of a foreign country or any of its agencies;

◾	a person who has acquired more than 10% of any class of our shares without Minister of Finance approval; or

◾	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

UK MRTs with an interest in the proposed higher ratio and who hold CIBC common shares, either directly or indirectly through a nominee or other arrangement, are not permitted to vote on the special resolution regarding variable compensation for UK MRTs.

Our directors and officers are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of CIBC shares.

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Voting

How to vote

There are two ways to vote your shares: before the meeting by proxy or during the meeting by online ballot through the live webcast. The voting process you follow depends on whether you are a registered shareholder or a non-registered shareholder.

REGISTERED SHAREHOLDERS – You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. If you are a registered shareholder, you received a proxy form with a control number. If you did not receive this form, please contact TSX Trust at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries). You may vote by proxy before the meeting using the proxy form that was sent to you or you may vote during the meeting by online ballot through the live webcast.

If you want to vote by proxy before the meeting

Return your completed proxy to CIBC’s transfer agent, TSX Trust, by 10:30 a.m. (EDT) on April 6, 2022 to ensure your vote is counted. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to www.tsxtrust.com/vote-proxy, enter the 13-digit control number on your proxy form and follow the instructions on the screen; or

            – scan both sides of your proxy form and email it to proxyvote@tmx.com;

Fax – complete your proxy form and fax both sides to TSX Trust at 1 866 781-3111 (Canada and the United States) or 1 416 368-2502 (outside North America); or
Mail – complete your proxy form and return it in the envelope provided.

If you want to vote online during the meeting

To attend our virtual meeting through the live webcast and vote your shares online during the meeting, do not complete or return your proxy form. You will be able to vote in real time by completing an online ballot through the live webcast as long as you are connected to the internet and follow these steps.

1.  Log in at https://cibcvirtual.com/agm2022 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

2.  Select “Vote” and a separate browser will open. Enter the control number from your proxy form as your user name. Enter “cibc2022” (case sensitive) as your password. Any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

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Voting

If you want to appoint a proxyholder to vote during the virtual meeting for you

You may appoint a proxyholder, other than management’s nominees, Katharine B. Stevenson, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, to attend, vote and act on your behalf at the meeting and any continuation or adjournment of the meeting. You should be certain your proxyholder is attending the virtual meeting and is aware they have been appointed by you to vote your shares. To appoint a proxyholder you must insert your proxyholder’s name in the space provided on your proxy form and return it online, by fax or mail, as described above. The person you appoint as your proxyholder does not need to be a CIBC shareholder. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow.

If your proxyholder is attending the meeting virtually, you and your proxyholder must follow these additional steps:

1.  You must register your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 212 235-5754 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 10:30 a.m. on April 6, 2022. TSX Trust will provide your proxyholder with a control number to vote during the meeting. If you do not take the additional step of registering your proxyholder with TSX Trust, your proxyholder will not receive a control number to vote your shares during the meeting.

2.  Your proxyholder should log in at https://cibcvirtual.com/agm2022 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

3.  Your proxyholder should select “Vote” and a separate browser will open. Your proxyholder will enter a user name and password. The user name is the control number emailed to your proxyholder after you registered your proxyholder with TSX Trust. The password is “cibc2022” and is case sensitive.

If you want to change your vote before the meeting

If you change your mind on the voting instructions you sent, you may revoke your proxy in one of these ways:

◾     If you returned your proxy form by fax or mail, you should sign a written statement that you revoke your proxy, provide your new instructions (or authorize your lawyer in writing to sign the statement) and send it to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7, before 10:30 a.m. (EDT) on April 6, 2022.

◾     If you voted online, you may vote online again before 10:30 a.m. (EDT) on April 6, 2022, using the control number on your proxy form.

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Voting

NON-REGISTERED SHAREHOLDERS – You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you received a voting instruction form with a control number. If you did not receive this form, please contact the intermediary where your shares are registered. You may vote by proxy before the meeting using the voting instruction form that was sent to you or you may vote during the meeting by online ballot through the live webcast provided you follow the steps below to register yourself as a proxyholder.

If you want to vote by proxy before the meeting

You must allow sufficient time for your intermediary to receive and act on your instructions by 10:30 a.m. (EDT) on April 6, 2022. Please check your voting instruction form for information on the deadline for returning your form. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to www.proxyvote.com, enter the 16-digit control number on your voting instruction form and follow the instructions on the screen;
Mail – complete your voting instruction form and return it in the envelope provided; or
Phone – call 1 800 474-7493 (English) or 1 800 474-7501 (French) and follow the prompts.

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Voting

If you want to vote online during the meeting or appoint a proxyholder to vote for you

To attend and vote at our virtual meeting online through the live webcast or appoint a proxyholder to attend and vote for you, you or your proxyholder will be able to vote in real time by completing an online ballot through the live webcast as long as you, or your proxyholder, are connected to the internet and follow these steps:

1.  If you want to appoint someone other than yourself, or management’s nominees, Katharine B. Stevenson and Victor G. Dodig, as your proxyholder, to attend, vote and act for you at the meeting and any continuation or adjournment of the meeting, you must insert their name in the space provided on your voting instruction form and return it online or by mail, as described above. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow. You should be certain your proxyholder is attending the virtual meeting and is aware they have been appointed by you to vote your shares. The person you appoint as your proxyholder does not need to be a CIBC shareholder.

2.  You must register yourself, or your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 212 235-5754 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 10:30 a.m. on April 6, 2022. TSX Trust will provide you, or your proxyholder, with a control number to vote during the meeting. If you do not take the additional step of registering with TSX Trust, you, or your proxyholder, will not receive a control number to vote your shares during the meeting.

     If you are a non-registered shareholder in the United States and want to vote at the meeting, you must obtain a legal proxy form from your intermediary by following the steps on the voting instruction form sent to you, or if you have not received one, contact your intermediary to request a legal proxy form. After obtaining the legal proxy form, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 1 above then register yourself or your proxyholder with TSX Trust.

     Legal proxies may be returned to TSX Trust by email at proxyvote@tmx.com or by mail: TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled “Legal Proxy”.

     Please allow sufficient time for the return of your legal proxy by the cut-off date of 10:30 a.m. (EDT) on April 6, 2022.

3.  You or your proxyholder should log in at https://cibcvirtual.com/agm2022 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.  You or your proxyholder should select “Vote” and a separate browser will open. You or your proxyholder will enter a user name and password. The user name is the control number emailed to you or your proxyholder after you registered yourself or your proxyholder with TSX Trust. The password is “cibc2022” and is case sensitive.

If you want to change your vote before the meeting

If you change your mind on the voting instructions you sent through your intermediary and would like to change your vote or vote during the meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

C I B C P R O X Y C I R C U L A R	9

Voting

Other voting information

How your proxyholder will vote — If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of meeting or any matters that are properly brought before the meeting.

You can vote:

FOR or WITHHOLD	◾ on each director nominee ◾ on the appointment of auditors

FOR or AGAINST

◾    the advisory resolution regarding our executive compensation approach

◾    the special resolution to amend By-Law No. 1 to give effect to a two-for-one share split of CIBC common shares

◾    the special resolution regarding variable compensation for UK MRTs

FOR, AGAINST or ABSTAIN	◾ on the shareholder proposals

If you or your proxyholder do not give specific voting instructions, or you do not insert a name in the blank space on your proxy form or voting instruction form, then management’s nominees, Katharine B. Stevenson and Victor G. Dodig will be appointed as your proxyholder and your shares will be voted:

FOR

◾    each director nominee listed in the Circular

◾    the appointment of Ernst & Young LLP as auditors

◾    the advisory resolution regarding our executive compensation approach

◾    the special resolution to amend By-Law No. 1 to give effect to a two-for-one share split of CIBC common shares

◾    the special resolution regarding variable compensation for UK MRTs

AGAINST	◾ the shareholder proposals

Confidentiality of your vote — To protect the confidentiality of your vote, TSX Trust counts proxies and tabulates the results independently and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

How we solicit proxies — We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. We have also retained TMX Investor Solutions Inc. to assist in soliciting proxies at a cost of approximately $35,000. CIBC pays any costs associated with proxy solicitation.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but we are under no obligation to accept or reject a late proxy.

If you want to attend the meeting as a guest — Non-registered shareholders and others who have not been duly appointed and registered with TSX Trust as proxyholders may attend the meeting as guests. Guests will not be able to vote at the meeting. You may attend the meeting as a guest in one of these ways:

Online –	go to https://cibcvirtual.com/agm2022 to join the live webcast; or

Phone –	call 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States) passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States) passcode 6552323# (French) for an audio only experience.

Go Paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly.

If you are a registered shareholder, go to tsxtrust.com/edelivery,

select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

If you are a non-registered shareholder, go to www.proxyvote.com and use the control number provided on your voting instruction form.

10	C I B C P R O X Y C I R C U L A R

Directors

Director Nominees

There are 14 director nominees. Each nominee was elected at the last annual meeting of shareholders on April 8, 2021, except Ammar Aljoundi who is a new nominee.

Patrick Daniel retires at the close of our meeting. The Board would like to thank Mr. Daniel for his years of dedicated service to the Board and to CIBC.

Information on each nominee starts on page 12. Below are key highlights about CIBC’s board composition if each nominee is elected by shareholders.

For information about the nomination process see the Statement of Corporate Governance Practices — “Director Nomination Process” and “Director Tenure” starting on page 45.

C I B C P R O X Y C I R C U L A R	11

Directors

AMMAR ALJOUNDI, Toronto, Ontario, Canada

New Director Nominee

Age: 57

Independent

2021 Shareholder

votes in favour: n/a

Skills:	◾ Strategy	◾ Risk Management/Risk Governance
	◾ Financial Expertise	◾ Corporate Responsibility for ESG

Principal occupation: President, Agnico Eagle Mines Limited

Experience:  Mr. Aljoundi has been President of Agnico Eagle Mines Limited since 2015. He previously served as Agnico’s Senior Vice-President and Chief Financial Officer and has over 20 years of experience in finance and business strategy. Mr. Aljoundi also has extensive experience in mining, capital markets and banking. Prior to 2015 he served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. He also held senior roles at Barrick South America, including Executive Director and Chief Financial Officer. Mr. Aljoundi was also Vice-President Structured Finance at Citibank, Canada.

Education: Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and an MBA (with honours) from Western University.

Other public company board directorships during last five years

None

2021 Board and committee membership and attendance

n/a

CIBC equity - Mr. Aljoundi has until April 6, 2027 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	2,000	0	2,000	294,900	0.4x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022.

(3)	“Total value of Shares/DSUs” for 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

12	C I B C P R O X Y C I R C U L A R

Directors

CHARLES J.G. BRINDAMOUR, Toronto, Ontario, Canada

Director since: 2020

Age: 51

Independent

2021 Shareholder

votes in favour: 99.3%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: Chief Executive Officer, Intact Financial Corporation

Experience:  Mr. Brindamour is Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. Mr. Brindamour began his career with Intact in 1992 and has held progressively senior roles in Canada and abroad with Intact and its former affiliates. He was appointed President and Chief Executive Officer of Intact Financial Corporation in January 2008. Mr. Brindamour has deep experience in the North American financial services industry and is a respected business leader with more than 25 years of operating experience. In addition to the public company directorship noted below, Mr. Brindamour serves on the boards of the Geneva Association and the Business Council of Canada and is co-founder of the Intact Centre for Climate Adaptation at the University of Waterloo. Mr. Brindamour is also a member of the 30% Club Canada.

Education: Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an Associate of the Casualty Actuarial Society and was awarded an honorary Doctorate from HEC Montréal.

Other public company board directorships during last five years

Current:	Current committee memberships:

Intact Financial Corporation – since 2008	–

Former:

Hydro One – 2015 to 2018

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Risk Management Committee: 6/6

CIBC equity - Mr. Brindamour meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	13,191	0	13,191	1,945,013	2.6x

2021	12,532	0	12,532	1,362,479	1.8x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

C I B C P R O X Y C I R C U L A R	13

Directors

NANCI E. CALDWELL, Woodside, California, USA

Director since: 2015

Age: 63

Independent

2021 Shareholder

votes in favour: 99.6%

Skills:	◾ Strategy	◾ Corporate Responsibility for ESG
	◾ Human Resources Management/Compensation	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the US from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. In addition to the public company directorships listed below, Ms. Caldwell has served as a director on private company boards, including JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Citrix Systems, Inc. – since 2008	Nominating and Corporate Governance (Chair); Compensation

Equinix, Inc. – since 2015	Nominating and Governance (Chair); Talent, Culture and Compensation

Procore Technologies Inc. – since 2020	Compensation (Chair); Nominating and Governance

Former:

Donnelley Financial Solutions Inc. – 2016 to 2020

Talend – 2017 to 2020

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Management Resources and Compensation Committee: 6/6

CIBC equity - Ms. Caldwell meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	8,234	0	8,234	1,214,103	1.3x

2021	7,209	0	7,209	783,762	0.8x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020 reflecting the foreign exchange rate on the last trading day of the fiscal year.

14	C I B C P R O X Y C I R C U L A R

Directors

MICHELLE L. COLLINS, Chicago, Illinois, USA

Director since: 2017

Age: 61

Independent

2021 Shareholder

votes in favour: 99.6%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Legal/Regulatory/Compliance

Principal occupation: President, Cambium LLC

Experience:  Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago-based business and financial advisory firm that serves small and medium-sized businesses. She has 30 years of experience in corporate governance, investment banking, and private equity and significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. In addition to the public company directorships listed below, Ms. Collins is a director of CIBC Bancorp USA Inc., CIBC Bank USA and a member of the Global Risk Institute. She is also a member of the Advisory Boards of Svoboda Capital Partners, LLC, Cedar Street Asset Management, 5th Century Partners, LLC and has served on several philanthropic and non-profit boards, including the Chicago Public Library Foundation, the Museum of Science and Industry and The Commercial Club of Chicago.

Ms. Collins received the 2018 Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women’s lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Other public company board directorships during last five years

Current:	Current committee memberships:

Ryan Specialty Group Holdings, Inc. – since July 2021	Audit

Ulta Beauty Inc. – since 2014	Audit; Nominating and Corporate Governance (Chair)

Former:

PrivateBancorp, Inc. – 2015 to 2017

(ceased to be a public company in 2017)

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee: 7/7

CIBC equity - Ms. Collins meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	1,357	12,329(5)	13,686	2,018,001	2.2x

2021	1,357	10,064(5)	11,421	1,241,691	1.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020 reflecting the foreign exchange rate on the last trading day of the fiscal year.

(5)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

C I B C P R O X Y C I R C U L A R	15

Directors

LUC DESJARDINS, Toronto, Ontario, Canada

Director since: 2009

Age: 69

Independent

2021 Shareholder

votes in favour: 96.7%

Skills:	◾ Strategy	◾ Human Resources Management/Compensation
	◾ Financial Expertise	◾ Information Technology

Principal occupation: President and Chief Executive Officer, Superior Plus Corp.

Experience:  Mr. Desjardins has been President and Chief Executive Officer of Superior Plus Corp., a Toronto-based public company that distributes and markets propane and distillates in both the US and Canada, since 2011. Mr. Desjardins was an equity partner at The Sterling Group, LP from 2008 to 2011 and President and Chief Executive Officer of Transcontinental Inc. from 2004 to 2008. Throughout his career, Mr. Desjardins has delivered growth through innovative branding and differentiation of consumer experience. In addition to the public company directorship noted below, Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the Chief Executives Organization and a member of the 30% Club Canada. Mr. Desjardins is also a recipient of the Harvard Presidents’ Seminar “Leader of Leaders” award and the Presidents’ Program in Leadership diploma from Harvard Business School.

Education: Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Superior Plus Corp. – since 2011	–

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee: 7/7

CIBC equity - Mr. Desjardins meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	11,366	5,046	16,412	2,419,949	3.2x

2021	11,366	4,066	15,432	1,677,767	2.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

16	C I B C P R O X Y C I R C U L A R

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014

Age: 56

Not Independent

See “Director

Independence” on

page 42.

2021 Shareholder

votes in favour: 99.5%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Human Resources Management/Compensation

Principal occupation: President and Chief Executive Officer, CIBC

Experience:  Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over his career, Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig serves on the Board of the C.D. Howe Institute and the Business Council of Canada. Mr. Dodig is a vocal advocate for inclusion in the workplace and is chair of the Inclusion and Diversity Leadership Council at CIBC and a co-chair of the BlackNorth Initiative. He is past Chair of the Catalyst Canada Advisory Board and past Chair of the 30% Club Canada. In 2017, Mr. Dodig was recognized as a Catalyst Canada Honours Champion for his leadership in advancing gender diversity.

Education:  Mr. Dodig holds a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, a Diploma from the Institut d’études politiques in Paris and a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College). He has received an honorary Doctor of Laws degree from Ryerson University.

Other public company board directorships during last five years

None

2021 Board and committee membership and attendance

Overall attendance: 100% Board: 9/9

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “Equity ownership of NEOs at October 31, 2021” on page 89 of the Circular.

C I B C P R O X Y C I R C U L A R	17

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 66

Independent

2021 Shareholder

votes in favour: 99.7%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Human Resources Management/Compensation

Principal occupation: Corporate Director

Experience:  Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the US. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

2021 Board and committee membership and attendance

Overall attendance: 100% Board: 9/9 Management Resources and Compensation Committee (Chair from April 2021): 6/6

CIBC equity - Mr. Kelly meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	6,202	21,706	27,908	4,115,035	5.5x

2021	6,202	19,133	25,335	2,754,421	3.7x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

18	C I B C P R O X Y C I R C U L A R

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, USA

Director since: 2016

Age: 60

Independent

2021 Shareholder

votes in favour: 99.6%

Skills:	◾ Financial Services	◾ Legal/Regulatory/Compliance
	◾ Risk Management/Risk Governance	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation from 2013 to December 2018. She held various progressively senior roles at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, she held several leadership roles at Citigroup for 12 years. In addition to the public company directorships listed below, Ms. Larsen is a Limited Partner Advisor at NYCA Partners and Vice-Chair of the Board of Trustees of Syracuse University.

Education: Ms. Larsen holds a Master of Library Science degree from Syracuse University (University Fellow) and a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College.

Other public company board directorships during last five years

Current:	Current committee memberships:

Datto Holding Corp. – since October 2021	Audit

Paya Holdings, Inc. – since 2020	Audit and Risk; Compensation (Chair)

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Risk Management Committee: 6/6

CIBC equity - Ms. Larsen meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	8,711	0	8,711	1,284,437	1.4x

2021	8,083	0	8,083	878,784	0.9x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	19

Directors

NICHOLAS D. LE PAN, Ottawa, Ontario, Canada

Director since: 2008

Age: 70

Independent

2021 Shareholder

votes in favour: 95.7%

Skills:	◾ Strategy	◾ Risk Management/Risk Governance
	◾ Financial Services	◾ Legal/Regulatory/Compliance

Principal occupation: Corporate Director

Experience:  Mr. Le Pan was Superintendent of Financial Institutions for Canada from 2001 to 2006 and led the OSFI Supervision Sector, including the supervision programs for banks and other deposit-taking institutions from 1997 to 2000. He is past chair of the Canadian Public Accountability Board, which regulates auditors of public companies. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including as Chairman of the Basel Accord Implementation Group and Vice-Chairman of the Basel Committee on Banking Supervision. He was actively involved in Group of Thirty reports, making recommendations on a new paradigm for relations between bank supervisors and boards enhancing oversight of risk culture and enhancing culture and conduct in systemically important banks. Mr. Le Pan is a director of CIBC Bancorp USA Inc. and CIBC Bank USA and is a member of Oliver Wyman’s North American Financial Services Senior Advisory Board and Chairs the C.D. Howe Institute Financial Services Research Initiative.

Education: Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Other public company board directorships during last five years

None

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee (Chair): 7/7

CIBC equity - Mr. Le Pan meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	5,559	10,362	15,921	2,347,551	3.1x

2021	4,946	9,945	14,891	1,618,950	2.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

20	C I B C P R O X Y C I R C U L A R

Directors

MARY LOU MAHER, Toronto, Ontario, Canada

Director since: 2021

Age: 61

Independent

2021 Shareholder

votes in favour: 99.7%

Skills:	◾ Financial Expertise	◾ Human Resources Management/Compensation
	◾ Risk Management/Risk Governance	◾ Corporate Responsibility for ESG

Principal occupation: Corporate Director

Experience:  Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher was with KPMG since 1983, in various executive and governance roles, including Chief Financial Officer and Chief Human Resources Officer. In addition to the public company directorships listed below, Ms. Maher is a member of the World Economic Forum focused on Human Rights - the business perspective, the Board of Governors of McMaster University, and has served on other not-for-profit boards, including as Chair of Women’s College Hospital and member of the CPA Ontario Council. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher completed the Competent Board for ESG Program.

Education: Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since May 2021	Audit; Human Resources

Magna International Inc. - since May 2021	Audit

2021 Board and committee membership and attendance

Overall attendance: 100%

Board (from April 2021): 4/4

Risk Management Committee (from April 2021): 3/3

CIBC equity - Ms. Maher has until April 7, 2026 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	1,028	1,181	2,209	325,717	0.4x

2021	1,028	0	1,028	111,764	0.2x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

C I B C P R O X Y C I R C U L A R	21

Directors

JANE L. PEVERETT, West Vancouver, British Columbia, Canada

Director since: 2009

Age: 63

Independent

2021 Shareholder

votes in favour: 96.8%

Skills:	◾ Strategy	◾ Risk Management/Risk Governance
	◾ Financial Expertise	◾ Legal/Regulatory/Compliance

Principal occupation: Corporate Director

Experience:  Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009 and Chief Financial Officer of BCTC from 2003 to 2005. She held progressively senior finance, regulatory and executive roles with Westcoast Energy Inc. from 1988 to 2003 and was President and Chief Executive Officer of Union Gas Limited from 2001 to 2003. In addition to the public company directorships listed below, Ms. Peverett is Chair of the Board of CSA Group.

Education:  Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant, a Fellow of the Society of Management Accountants and a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:	Current committee memberships:

Canadian Pacific Railway Limited – since 2016	Audit and Finance (Chair); Corporate Governance and Nominating

Capital Power Corporation – since 2019	Health, Safety and Environment; People, Culture, and Governance

Northwest Natural Gas Company – since 2007	Audit (Chair); Governance; Organization and Executive Compensation

Former:

Encana Corporation – 2003 to 2017

Hydro One Limited – 2015 to 2018

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee: 7/7
Corporate Governance Committee (Chair from April 2021): 5/5

CIBC equity - Ms. Peverett meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	1,618	23,325	24,943	3,677,845	4.9x

2021	1,249	22,386	23,635	2,569,597	3.4x

Other:

Ms. Peverett was a director of Postmedia Network Canada Corp. (Postmedia) between April 2013 and January 2016. On October 5, 2016, Postmedia completed a recapitalization transaction pursuant to a court approved plan of arrangement under the Canada Business Corporations Act under which, approximately US$268.6 million of debt was exchanged for shares that represented approximately 98% of the outstanding shares at that time. Additionally, Postmedia repaid, extended and amended the terms of its outstanding debt obligations pursuant to the recapitalization transaction.

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

22	C I B C P R O X Y C I R C U L A R

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Chair of the Board

since: April 2021

Age: 59

Independent

2021 Shareholder

votes in favour: 99.3%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: Chair of the Board, CIBC

Experience:  Ms. Stevenson has been Chair of the Board of CIBC since April 2021. She has extensive business and corporate governance experience, having served on numerous public company and not-for-profit boards in Canada and the US over the past two decades, where she has consistently assumed leadership roles. Previously, Ms. Stevenson was a financial executive in the telecommunications and banking sectors. In addition to the public company directorships listed below, Ms. Stevenson is a director of CIBC Bancorp USA Inc. and CIBC Bank USA and a member of the Board of Directors of Unity Health Toronto. Ms. Stevenson has been named one of the Top 100 Most Powerful Women in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:	Current committee memberships:

Capital Power Corporation – since 2017	Audit (Chair); People, Culture, and Governance

Open Text Corporation – since 2008	Audit

Former:

CAE Inc. – 2007 to 2019

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee (to April 2021): 3/3
Management Resources and Compensation Committee (to April 2021): 3/3

CIBC equity - Ms. Stevenson meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	28,270	0	28,270	4,168,412	5.6x

2021	27,211	0	27,211	2,958,380	3.9x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

C I B C P R O X Y C I R C U L A R	23

Directors

MARTINE TURCOTTE, Ad.E., Verdun, Québec, Canada

Director since: 2014

Age: 61

Independent

2021 Shareholder

votes in favour: 99.6%

Skills:	◾ Corporate Responsibility for ESG	◾ Public/Government Relations
	◾ Legal/Regulatory/Compliance	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008 and was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is Chair of the Board of Directors of The Institute of Corporate Directors Québec and is a member of the Information Technology Committee of the Board of Governors of McGill University and the McGill University Bicentennial Campaign Cabinet Executive Committee (and Faculty Advisory Board of the McGill Faculty of Medicine). Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada, received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence and was awarded both the Queen’s Gold and Diamond Jubilee Medals in recognition of her contributions to Canada. In 2020, Ms. Turcotte was appointed Chair of the Judicial Compensation and Benefits Commission.

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Empire Company Limited/Sobeys Inc. – since 2012	Audit; Corporate Governance and Social Responsibility (Chair); Nominating (Chair)

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee: 5/5
Management Resources and Compensation Committee: 6/6

CIBC equity - Ms. Turcotte meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	412	19,032	19,444	2,867,018	3.8x

2021	412	17,489	17,901	1,946,197	2.6x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000.

24	C I B C P R O X Y C I R C U L A R

Directors

BARRY L. ZUBROW, West Palm Beach, Florida, USA

Director since: 2015

Age: 68

Independent

2021 Shareholder

votes in favour: 99.6%

Skills:	◾ Financial Services	◾ Legal/Regulatory/Compliance
	◾ Risk Management/Risk Governance	◾ Information Technology

Principal occupation: Chief Executive Officer, ITB LLC

Experience:  Mr. Zubrow has been Chief Executive Officer of investment-management firm ITB LLC since 2021, after serving as President of ITB LLC since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 35 years of financial services experience. In addition to the public company directorship noted below, Mr. Zubrow is a director of CIBC Bancorp USA Inc., CIBC Bank USA, MIO Partners and Accellix and serves on the Advisory Board of the Promontory Financial Group (an IBM company). Mr. Zubrow is also a director of Berklee College of Music, Emeritus Manager of Haverford College, and a member of the Council on Foreign Relations.

Education:  Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Hudson Executive Investment Corp. III - since February 2021	Audit (Chair); Compensation (Chair)

Former:

Arc Logistics LP – 2013 to 2018

2021 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee (from April 2021): 2/2
Risk Management Committee (Chair): 6/6

CIBC equity - Mr. Zubrow meets the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2022	9,294	1,342	10,636	1,568,278	1.7x

2021	9,294	323	9,617	1,045,560	1.0x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 10, 2022 (the date of information in our 2022 management proxy circular) and February 11, 2021 (the date of information in our 2021 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 10, 2022 and February 11, 2021.

(3)

“Total value of Shares/DSUs” for 2022 and 2021 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 31, 2021 ($147.45) and December 31, 2020 ($108.72).

(4)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $750,000. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	25

Directors

Board and committee meeting frequency and overall attendance in fiscal 2021

During fiscal 2021, directors attended 100% of regular Board and committee meetings, as set out below. Individual director nominee attendance is in their biographies starting on page 12. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” on page 46.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Number of Regular Meetings	Number of Special Meetings
Board	9	2	100%
Audit Committee	7	-	100%
Corporate Governance Committee	5	2	100%
Management Resources and Compensation Committee	6	-	100%
Risk Management Committee	6	7	100%

Attendance of directors not standing for re-election

Patrick Daniel is retiring from the Board. During fiscal 2021, Mr. Daniel attended 100% of all regular Board, Corporate Governance Committee and Management Resources and Compensation Committee meetings.

In addition to regularly scheduled board and committee meetings, the Board held four separate sessions during fiscal 2021 to review key performance indicators relating to CIBC’s long-term strategic focus and near-term priorities and to participate in director development sessions focused on key emerging themes related to CIBC’s business, strategy and operations.

Director attendance at the annual meeting of shareholders

CIBC encourages each member of the Board to attend its annual meeting of shareholders. All 2021 director nominees attended CIBC’s 2021 annual meeting.

Director nominee independence

The Board determined that each director nominee is independent except Victor Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards available at www.cibc.com. These standards incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators (CSA) corporate governance guidelines and the Office of the Superintendent of Financial Institutions (Canada) Corporate Governance Guideline provisions. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” on page 42.

26	C I B C P R O X Y C I R C U L A R

Directors

Director nominee skills and experience

All director nominees have skills and experience acquired from senior roles in major organizations. In the table below are the skills identified by each director nominee through a self-assessment questionnaire. The top four skills of the director nominees are set out in their biographies on pages 12 to 25.

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experiences to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also considers the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; the workload and time commitment of Board members; and CIBC’s ability to remain competitive with peers in attracting and retaining directors with the expertise and experiences required for CIBC’s Board.

In 2021 the Corporate Governance Committee retained Pay Governance LLC to provide an independent review of CIBC’s director compensation program and to advise the Committee on director compensation trends, structure and levels. CIBC paid US$30,000 for these services. Based on the Pay Governance review, the Committee increased the annual director equity retainer from $115,000 to $125,000 and the equity portion of the Chair of the Board retainer from $230,000 to $250,000. The changes were effective November 1, 2021 for fees earned in fiscal 2022.

In addition, at the request of the Corporate Governance Committee, Pay Governance reviewed the compensation paid to parent board members who serve the boards of CIBC Bancorp USA Inc. and CIBC Bank USA (the “US boards”). CIBC Bancorp USA Inc. paid US$40,000 for these services. No changes were made to compensation received by parent board members who serve the US boards.

C I B C P R O X Y C I R C U L A R	27

Directors

See “Independent Advice” on page 65 of the Circular for fees paid to Pay Governance for independent analysis and advice on director and executive compensation matters.

Director compensation components

The table below sets out the components of director compensation(1).

	For Fiscal 2021 ($)	Effective November 1, 2021 For Fiscal 2022 ($)

Annual Retainers

Cash (may be taken as cash, shares or DSUs(2))

Chair of the Board(3)	195,000	195,000

Other Directors(4)	100,000	100,000

Equity (may be taken as shares or DSUs)

Chair of the Board(3)	230,000	250,000

Other Directors	115,000	125,000

Committee Chair	50,000	50,000

Committee membership in excess of one(5)	15,000	15,000

Meeting Attendance and Travel Fees
Ad-hoc committees (per meeting)	1,000	1,000
Travel (per trip)(6)	2,000	2,000

(1)	CIBC directors who are US citizens and whose primary residence is in the US are paid their director compensation in US dollars.

(2)

A DSU (deferred share unit) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(3)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.

(4)	Paid for service on the Board and one committee.

(5)	Paid for service on each additional committee in excess of one (excluding special ad-hoc committees and committee chairs).

(6)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 90 “Restrictions on trading and hedging CIBC Securities”.

28	C I B C P R O X Y C I R C U L A R

Directors

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2021 and includes compensation paid to directors who were asked to serve the boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

	Fees Earned(2)						Allocation of Fees

Name(1) (all figures in C$)	Annual Retainer		Committee Member and Chair Retainers	Travel Fees	All Other Compensation	Total Compensation	Cash	Share-Based
	Equity	Cash						Common Shares	DSUs

Brent S. Belzberg(3)	50,312	43,750	6,563	-	10,928	111,553	-	-	100,625

Charles J.G. Brindamour	115,000	100,000	-	-	-	215,000	-	215,000	-

Nanci E. Caldwell(4)	143,624	124,890	-	2,490	3,749	274,753	131,129	143,624	-

Michelle L. Collins(4)(5)	143,624	124,890	-	2,490	211,273	482,277	201,943	-	280,334

Patrick D. Daniel	115,000	100,000	30,313	2,000	-	247,313	132,313	-	115,000

Luc Desjardins(4)	115,000	100,000	-	-	3,000	218,000	103,000	-	115,000

Kevin J. Kelly(5)	115,000	100,000	28,125	-	175,872	418,997	175,872	-	243,125

Christine E. Larsen(4)	143,624	124,890	-	2,490	3,796	274,800	97,837	176,963	-

Nicholas D. Le Pan(5)	115,000	100,000	50,000	2,000	111,177	378,177	263,177	115,000	-

Mary Lou Maher	64,687	56,250	-	-	-	120,937	-	-	120,937

John P. Manley(5)(6)	100,625	85,313	-	-	257,377	443,315	231,047	185,938

Jane L. Peverett	115,000	100,000	34,688	2,000	-	251,688	136,688	115,000	-

Katharine B. Stevenson(5)	179,687	153,438	21,875	-	168,602	523,602	343,915	179,687	-

Martine Turcotte	115,000	100,000	15,000	2,000	-	232,000	117,000	-	115,000

Barry L. Zubrow(4)(5)	143,624	124,890	62,445	2,490	223,762	557,211	413,587	-	143,624

TOTAL	1,774,807	1,538,311	249,009	17,960	1,169,536	4,749,623	2,347,508	1,131,212	1,233,645

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 86 for Mr. Dodig’s compensation as President and Chief Executive Officer.

(2)	Amounts paid in US dollars to directors of CIBC who are US citizens and whose primary residence is in the US were converted to Canadian dollars using the WM/Reuters exchange rate as follows:

◾	US$1.00 = C$1.2775 on February 11, 2021

◾	US$1.00 = C$1.2152 on May 13, 2021

◾	US$1.00 = C$1.2578 on August 12, 2021

◾	US$1.00 = C$1.2451 on November 12, 2021

(3)

Mr. Belzberg retired from the Board on April 8, 2021. To recognize his service, Mr. Belzberg received a retirement gift valued at $928 and CIBC made a $10,000 donation to a registered Canadian charity selected by Mr. Belzberg. These amounts are reported under “All Other Compensation”.

(4)

The amounts reported under “All Other Compensation” include fees of $1,000 per meeting paid to Nanci Caldwell, Luc Desjardins and Christine Larsen for participating in three meetings with management on technology, infrastructure and innovation and fees of $1,000 per meeting paid to Michelle Collins and Barry Zubrow for participating in four meetings with management on anti-money laundering.

(5)

The amounts reported under “All Other Compensation” include fees paid for serving on the boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA. Each of Ms. Collins, Mr. Kelly, Mr. Manley, Ms. Stevenson and Mr. Zubrow received US$135,000 for serving as a director of those subsidiaries. Mr. Manley received US$50,000 for serving as Chair of the Board for those subsidiaries. Mr. Le Pan joined the boards of CIBC Bancorp USA Inc. and CIBC Bank USA on April 8, 2021 and earned US$78,750 for serving those boards. Ms. Collins received US$20,000 for serving as Chair of the Audit Committee. Mr. Kelly received US$5,833 (pro-rated) for serving as Chair of the Private Wealth Oversight Committee. Mr. Zubrow received US$30,000 for serving as Chair of the Risk Committee. Ms. Collins, Mr. Le Pan and Mr. Zubrow received fees of US$1,000 per meeting for participating in 10 meetings of a Regulatory Oversight Committee. These amounts were converted to Canadian dollars at the rates set out in note (2).

(6)

Mr. Manley retired from the Board on April 8, 2021. In honour of his service, Mr. Manley received a retirement gift valued at $1,330 and CIBC made a $25,000 donation to a registered Canadian charity selected by Mr. Manley. These amounts are reported under “All Other Compensation”.

C I B C P R O X Y C I R C U L A R	29

Directors

Director equity ownership guideline

The Board expects directors to hold at least 7.5 times the annual cash retainer of $100,000 ($750,000) in CIBC common shares and/or DSUs within five years after joining the Board.

Based on director fees effective November 1, 2021 for fees earned in fiscal 2022, directors must take $125,000 of their $225,000 annual retainer (56%) in either CIBC common shares or DSUs. The Chair of the Board must take $250,000 of the Chair’s $445,000 annual retainer (56%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs. New directors are expected to take half of their cash retainer in equity until the equity ownership guideline is reached.

Each nominee who is currently a director has met the equity ownership guideline except for Mary Lou Maher who joined the Board on April 8, 2021 and is acquiring equity under our director compensation program to reach the equity ownership guideline by her target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 12 to 25.

30	C I B C P R O X Y C I R C U L A R

Board Committee Reports

The Board has four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, and Risk Management Committee. Committee mandates can be found at www.cibc.com. Committee activities during 2021 are summarized below.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; (ii) monitor the system of internal control; (iii) monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and audit quality of the external auditors and the performance of CIBC’s internal auditors; and (vi) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2021 Highlights

Financial Reporting and Internal Controls

◾    Recommended Board approval of quarterly and annual financial statements.

◾    Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

-  the measurement of expected credit losses under International Reporting Standard (IFRS) 9;

-  the assessment of goodwill impairment;

-  the valuation of financial instruments;

-  pending acquisitions and dispositions; and

-  tax, legal, lease exit and restructuring-related provisions and disclosures.

◾    Reviewed implementation of the Canadian Securities Administrators National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure and the status of future accounting standards, including IFRS 17 Insurance Contracts.

◾    Reviewed reports on internal controls over financial reporting from management and EY.

◾    Received regular updates from Internal Audit and Finance on the control environment, including updates from select business units.

◾    Reviewed the quarterly and annual fraud management report and approved the Fraud Risk Management Framework.

◾    Reviewed the status of the interest rate reform project, including related accounting developments.

◾    Monitored the impact of the global pandemic on CIBC’s internal control environment.

◾    Received updates on ESG related trends and regulatory changes impacting disclosures and reviewed CIBC’s ESG disclosure in the Annual Report.

C I B C P R O X Y C I R C U L A R	31

Board Committee Reports

External Auditors

◾    Approved the scope of services, terms of engagement, annual audit plan and the associated fees of EY.

◾    Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements, application of professional skepticism and significant auditor judgment, including changes necessary to respond to the evolving COVID-19 pandemic.

◾    Discussed quarterly review results and annual audit findings with EY and reviewed key audit matters set out in the auditor’s report.

◾    Reviewed the annual written statement of objectivity and independence provided by EY.

◾     Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services of the Shareholders’ Auditors Policy.

◾    Completed an annual assessment of EY’s effectiveness and service quality and recommended their re-appointment for shareholder approval.

◾    Updated and monitored audit quality indicators.

Internal Audit Function

◾    Approved the Internal Audit organizational framework and charter and Internal Audit’s audit plan, including the audit scope and the overall risk assessment and monitored its execution, including changes necessary to respond to the global pandemic.

◾    Reviewed Internal Audit’s report of CIBC’s risk governance framework and its assessment of the oversight by Finance, Risk Management and Compliance.

◾    Reviewed the performance goals and the effectiveness, and approved the mandate of the Chief Auditor.

◾    Recommended Board approval of the re-appointment of the Chief Auditor.

◾    Reviewed and approved succession plans for the Chief Auditor.

◾    Monitored Internal Audit compliance with regulatory expectations.

Finance Function

◾    Approved the Finance organizational framework and recommended Board approval of Finance’s financial plan and employee resources.

◾    Reviewed management’s assessment of the effectiveness of the Finance function.

◾    Reviewed the performance goals and the effectiveness, and approved the mandate of and the succession plans for the Chief Financial Officer (CFO).

Whistleblower Procedures	◾ Approved the Whistleblower Policy and Procedures. ◾ Reviewed management’s quarterly Whistleblower Report.

Legal and Regulatory Developments

◾    Received regular updates from the legal department on legal matters.

◾    Monitored regulatory developments, including updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking.

Subsidiary Oversight

◾    Acted as audit committee for certain federally regulated subsidiaries of CIBC.

◾    Reviewed the financial statements and management reports from the CFO of these regulated subsidiaries.

◾    Reviewed and discussed audit findings with EY and management.

Members of the Committee are Nicholas Le Pan (Chair), Michelle Collins, Luc Desjardins and Jane Peverett. Each Committee member is independent and “financially literate” as required by the NYSE and the CSA, and all members of the Committee are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

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Board Committee Reports

Audit Committee voluntarily reports on SEC matters

Management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, EY, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and an independent audit of internal control over financial reporting in accordance with the standards of the PCAOB. These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with IFRS as issued by the International Accounting Standards Board. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management. In addition, the Audit Committee discussed with EY the matters required to be discussed by the PCAOB’s Statement on Auditing Standards No. 3101 (Communications With Audit Committees) and Canadian Auditing Standard 260 (Communication With Those Charged With Governance), including matters relating to the conduct of the audit of CIBC’s consolidated financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act of 2002.

EY provided to the Audit Committee a formal written statement describing all relationships between EY and CIBC that may reasonably be thought to bear on independence as required by PCAOB Rule 3526. The formal written statement includes confirmation that EY is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and can continue to act as the Independent Registered Public Accounting Firm for CIBC.

Based on this review and these discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements (i) be included in CIBC’s annual report filed with Canadian securities regulators on SEDAR (together with the external audit opinions on the consolidated financial statements prepared in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB and the external audit opinion on internal control over financial reporting in accordance with the standards of the PCAOB) for the year ended October 31, 2021 and (ii) be included in CIBC’s annual report on Form 40-F (together with the external audit opinion on the consolidated financial statements prepared in accordance with the standards of the PCAOB and the external audit opinion on internal control over financial reporting in accordance with the standards of the PCAOB) for the year ended October 31, 2021 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of EY as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Nicholas Le Pan (Chair), Michelle Collins, Luc Desjardins and Jane Peverett.

Annual assessment of external auditors’ effectiveness and service quality

As part of its oversight responsibilities, the Audit Committee conducts an annual assessment of EY’s effectiveness and service quality. For the 2021 audit period, the Audit Committee’s assessment considered such factors as (i) EY’s independence, objectivity and professional skepticism; (ii) the quality of their engagement team; (iii) the quality of their communications and interactions; (iv) the overall quality of the service provided; and (v) a review of management’s evaluation. The Audit Committee concluded that they were satisfied with the quality of audit services provided by EY for 2021.

The Board recommends that Ernst & Young LLP be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

C I B C P R O X Y C I R C U L A R	33

Board Committee Reports

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2021 and October 31, 2020 are set out below.

Fees billed by EY
(unaudited, $ millions)	2021	2020

Audit fees(1)	23.1	24.0

Audit related fees(2)	2.3	2.2

Tax fees(3)	1.3	1.4

Other(4)	0	0

Total	26.7	27.6

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of its subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.

(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated December 1, 2021, and available at www.cibc.com.

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Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; and (v) CIBC’s alignment with its purpose, ESG strategy and related reporting, stakeholder engagement framework and matters relating to conduct and culture.

Responsibility	2021 Highlights

Governance

◾    Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups, proxy governance advisory firms and regulators to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

◾    Reviewed governance regulatory developments, including the Financial Consumer Protection Framework required under new provisions of the Bank Act, and an update on the status of CIBC’s response to the Ontario Capital Markets Modernization Task Force report and recommendations.

◾    Reviewed director compensation for CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA with support from an external consultant and implemented increases in the equity component of retainers for CIBC directors and the Chair of the Board, effective November 1, 2021. No changes were made to director compensation for the US boards.

◾    Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s management proxy circular.

◾    Continued to focus on board governance and structure for CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed CIBC’s Sustainability Report, including disclosure of new ESG metrics and targets.

◾    Oversaw CIBC’s ESG strategy, related progress and fiscal 2021 climate-related announcements, and reviewed:

-  reports and disclosure on CIBC’s ESG practices and performance;

-  reports to stay abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters; and

-  reports on CIBC’s community investment and giving strategy and activities.

Board and Committee Composition

◾    Reviewed the composition, size, and collective skills and experiences of the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed and recommended Board approval of director nominees and determined their independence for service on the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives while fostering diversity and ensuring the committees retain core skills and experiences among their members.

◾    Continued Board renewal activities with support from an external consultant; considered director candidates who reflect broad aspects of diversity and experience; recruited a new director for nomination to the Board; and continued to focus on Board member succession planning.

C I B C P R O X Y C I R C U L A R	35

Board Committee Reports

Board and Committee Effectiveness

◾    Oversaw the evaluation of the effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer (CEO) with the support of an independent external advisor, developed action plans and reviewed progress reports.

◾    Oversaw the administration of CIBC’s continuing education program for directors and exceeded the Board’s target of having at least 10% of time at Board and committee meetings dedicated to education.

◾    Reviewed the effectiveness of management reports to the Board and committees and enhanced reporting to facilitate more time for meaningful discussion at meetings.

Conduct

◾    Reviewed conduct and culture risk reports, including risk levels associated with the COVID-19 pandemic, employee wellbeing and the economic environment.

◾    Reviewed the administration of and adherence to CIBC’s Code of Conduct by team members and the Board.

◾    Acted as the conduct review committee for CIBC and its federally regulated Canadian subsidiaries and, as such, reviewed reports on related parties and policies to foster compliance with the Bank Act on related parties that may materially affect CIBC.

◾    Reviewed and monitored the procedures established to provide disclosure of information as required to be disclosed under the Bank Act.

◾    Reviewed reports to support oversight of consumer protection provisions under the Bank Act and continued engagement with the Financial Consumer Agency of Canada.

◾    Reviewed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.

◾    Reviewed annual report on the effectiveness of CIBC’s global privacy management practices to resolve issues and mitigate risk in CIBC initiatives, as well as trends and regulatory developments.

Members of the Committee are Jane Peverett (Chair), Patrick Daniel, Martine Turcotte and Barry Zubrow. All members of the Committee are independent.

Report of the Management Resources and Compensation Committee

The Committee is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 59 of this Circular.

Responsibility	2021 Highlights

Performance, Compensation, Employment Arrangements and Ownership

◾    Reviewed, approved or recommended Board approval of the CEO, Executive Committee’s (EXCO) and other key officers’ fiscal 2021 goals and measures, compensation targets for the upcoming year, performance, and year-end compensation.

◾    Approved compensation for employees whose Total Direct Compensation (TDC) exceeds the materiality threshold determined by the Committee.

◾    Reviewed adherence to share ownership guidelines for executives and Managing Directors (MDs).

◾    Reviewed a report on executive and MD severances.

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Board Committee Reports

Talent and Succession

◾    Recommended Board approval of CEO and EXCO succession plans and reviewed progress on succession plans for key officer roles to ensure a diverse pipeline of robust, highly capable talent.

◾    Recommended Board approval of the CEO emergency preparedness plan.

◾    Reviewed progress against CIBC’s inclusion and diversity strategy with increased focus on anti-Black, anti-Indigenous, and other forms of systemic racism.

◾    Reviewed a quarterly report on notable enterprise talent management accomplishments.

Human Capital Strategy and Culture

◾    Reviewed key strategic initiatives of CIBC’s Human Capital Strategy, as well as broader initiatives covering people, culture and brand, including periodic updates on:

-  CIBC’s COVID-19 pandemic planning and return to office plans;

-  CIBC’s workforce transformation with specific focus on new ways of working and the future of work;

-  CIBC’s wellbeing strategy, including the approach on health, safety and wellbeing for employees;

-  CIBC’s annual employee survey results; and

-  CIBC’s brand renewal and new brand launch.

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

◾    Effective fiscal 2021, approved changes to the composition of the Business Performance Factor (BPF), which drives our incentive funding, by including enhancements to broaden and further strengthen the link between executive compensation and our strategic priorities, including adjusted revenue growth, adjusted operating leverage, performance relative to peers for the financial metrics and an ESG Index with its own separate weighting.

◾    Approved the Client Experience and ESG metrics and goals used in the determination of the BPF.

◾    Approved CIBC’s compensation philosophy, methodology and governance.

◾    In a joint meeting with the Risk Management Committee, with input from the Chief Risk Officer (CRO), CFO, Chief Legal Officer (CLO) and Executive Vice-President (EVP), Purpose, Brand and Corporate Affairs, reviewed the alignment of compensation with business performance and risk.

◾    Recommended Board approval of aggregate annual incentive compensation funding and allocations for functional groups and strategic business units.

◾    Reviewed non-material amendments to material compensation plans.

Pension

◾    Reviewed CIBC’s pension governance structure and activities conducted by delegates for CIBC’s pension plans.

◾    Reviewed the competitiveness of CIBC’s executive pension programs and recommended Board approval of an increase to the CEO’s annual pension accrual and pension cap to better align the CEO’s retirement benefit with his peers.

Governance and Controls

◾    Reviewed an assessment of significant human resources risks and the effectiveness of related internal controls.

◾    Reviewed Internal Audit’s independent report on material compensation plans.

◾    Reviewed global regulatory and governance updates related to executive compensation.

◾    Received an update on changes to UK pay regulations and changes CIBC is required to make to pay practices to comply with the regulations.

◾    Recommended Board approval for the increase of the bonus cap (maximum ratio between fixed and variable pay) from 1:1 to 1:2 as it relates to UK Material Risk Takers, subject to approval by shareholders.

◾    Recommended Board approval of the executive compensation disclosure in CIBC’s management proxy circular.

◾    Met with institutional investors to discuss aspects of CIBC’s executive compensation programs.

◾    Obtained advice from the Committee’s independent compensation advisor on executive compensation matters.

Members of the Committee are Kevin Kelly (Chair), Nanci Caldwell, Patrick Daniel and Martine Turcotte. All members of the Committee are independent.

C I B C P R O X Y C I R C U L A R	37

Board Committee Reports

Report of the Risk Management Committee

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal business risks.

Responsibility	2021 Highlights

Principal Business Risks

◾    Reviewed and recommended Board approval of CIBC’s risk appetite framework and risk appetite statement and approved CIBC’s strategic business unit (SBU) and functional group risk appetite statements. This included how CIBC’s risk appetite translates into actionable measures for CIBC’s SBUs and functional groups, alignment with strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks.

◾    Held four education sessions (three were joint sessions with the Audit Committee) covering management’s analysis on the impact of emerging developments of Cloud Computing; Data Management, Governance and Ethics; enhancing protection of sensitive data; Capital Markets Risk Management; FCAC Reportable Compliance Issues and Oversight; Governing ESG in Financial Institutions; and structural interest rate risk management as well as other treasury-related topics.

◾    Reviewed Risk Management’s assessment of year-end compensation recommendations.

◾    Reviewed and recommended Board approval of the capital plan and policy.

◾    Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery and Resolution Planning.

◾    Monitored and reviewed reports on CIBC’s risk profile, including management’s assessment of information technology risk and governance activities.

◾    Monitored top risk themes, including global pandemic related risks, environmental risk, tail risk events, information and cyber security, Canadian consumer debt and geopolitical developments.

◾    Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes for new strategies, products or services.

◾    Reviewed presentations on the risks associated with operational resilience and third party risk management as well as various business activities, including Innovation Banking Business, the US regulatory emerging risks, oil and gas portfolio, real estate secured lending, residential mortgage growth, personal lending and credit cards, commercial real estate and construction portfolio and regional reviews, including CIBC FirstCaribbean International Bank.

◾    Reviewed management’s reports on stress testing relative to macro- economic conditions (e.g., an assessment of capital adequacy), as well as specific stress scenarios (e.g., stagflation, earthquake).

◾    Reviewed and approved certain lending commitments that exceeded management’s lending authority.

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Board Committee Reports

Risk Management and Compliance Functions

◾    Reviewed and recommended Board approval of the Risk Management financial plan and employee resources.

◾    Approved the Compliance department’s Independent Oversight Activities and Compliance plan for fiscal 2022.

◾    Approved the Enterprise Anti-Money Laundering Group’s examination plan for fiscal 2022.

◾    Reviewed succession plans, goals and assessments of effectiveness of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

◾    Engaged a third party in fiscal 2021 to conduct an independent review of the Risk Management function.

Compliance

◾    Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements.

◾    Provided oversight of Anti-Money Laundering and Anti-Terrorist Financing.

◾    Reviewed the Chief Compliance Officer’s quarterly reports on Compliance as well as Enterprise Anti-Money Laundering Group’s quarterly report and the Chief Anti-Money Laundering Officer’s annual report.

Members of the Committee are Barry Zubrow (Chair), Charles Brindamour, Christine Larsen and Mary Lou Maher. All members of the Committee are independent.

C I B C P R O X Y C I R C U L A R	39

Statement of Corporate Governance Practices

Good governance is the foundation of our business and underpins CIBC’s purpose — to help make your ambition a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2022.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, external auditors and regulators.

Read about key elements of our governance practices:

41	Governance Structure

41	Board Composition

41	Board Responsibilities

42	Director Independence

45	Director Nomination Process

46	Director Tenure

47	Annual Board Evaluation Process

47	The Chief Executive Officer

48	The Chair of the Board

48	Board Committees

49	Board Access to Independent Advisors and Management

49	Director Orientation and Continuing Education

51	Director Compensation

51	Executive Compensation

51	Inclusion and Diversity

52	Talent Management and Succession Planning

52	CIBC Code of Conduct

53	Environmental, Social and Governance

57	Subsidiary Governance

57	Stakeholder Engagement

40	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and effective directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board considers changes to the mandates of the Board of Directors, Chair of the Board, Board Committees and a Board Committee Chair that are put forward for Board approval.

Find Mandates of the Board, Chair of the Board, Board Committees and Board Committee Chair at www.cibc.com or www.sedar.com.
2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities and the annual Board evaluation process.

Legal requirements — The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada) (the ”Bank Act“), securities law, and stock exchanges that list CIBC shares.

Board size — The Corporate Governance Committee reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. If each director nominee is elected at CIBC’s 2022 annual meeting, the size of the Board will be 14 directors.

Director skill set and competency matrix — The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee reviews the matrix regularly to verify that it reflects the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and support succession planning for committee membership. Ammar Aljoundi is a new director nominee for election at our annual meeting on April 7, 2022. Mr. Aljoundi brings to the Board more than 20 years of experience in finance and business strategy. Mr. Aljoundi also has extensive experience in mining, capital markets and banking.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 27 of the 2022 Management Proxy Circular (the “Circular”).

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Culture of integrity — The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning — The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC’s risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

Risk management — The Board approves CIBC’s risk appetite statement and, with support from the Risk Management Committee, oversees CIBC’s risk profile and processes to identify, measure, monitor and mitigate CIBC’s principal business risks.

C I B C P R O X Y C I R C U L A R	41

Statement of Corporate Governance Practices

Internal control — The Board approves CIBC’s control framework. With support from the Risk Management Committee and the Audit Committee, the Board oversees and monitors the integrity and effectiveness of CIBC’s internal controls, the overall control environment for managing business risks, accounting, financial and disclosure controls, operational controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

Human resources management — With support from the Management Resources and Compensation Committee, the Board oversees CIBC’s human capital strategy, including talent, succession planning and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate governance — With support from the Corporate Governance Committee, the Board establishes standards which allow the Board to function independently from management and Board policies that set out expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure — The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:	All director nominees are independent except Victor Dodig, President and CEO of CIBC.

◾	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

◾	retaining advisors when needed for independent advice and counsel;

◾	conducting regular in camera sessions of the Board and its committees without the Chief Executive Officer (CEO) or any other member of management;

◾	adhering to CIBC’s Director Tenure Policy and tenure limits (see “Director Tenure” on page 46);

◾	determining whether directors have a material interest in a transaction; and

◾	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators corporate governance guidelines and the Office of the Superintendent of Financial Institutions (Canada) Corporate Governance Guideline provisions. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

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Statement of Corporate Governance Practices

All members of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the US Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

◾

routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

◾

the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.	A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers many factors when assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, which have different numerical limits on the number of boards a director may serve. However, the Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

C I B C P R O X Y C I R C U L A R	43

Statement of Corporate Governance Practices

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There is one interlocking board membership among CIBC’s directors.

Company	Director	Committee Memberships

Capital Power Corporation	Jane Peverett	Health, Safety and Environment; People, Culture, and Governance

	Katharine Stevenson	Audit (Chair); People, Culture, and Governance

The Corporate Governance Committee does not believe that this common board membership impacts the ability of these directors to act in the best interests of CIBC and does not impair their independence.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they: 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee and the Management Resources and Compensation Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

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5.	Director Nomination Process

Nominating a new candidate for election

The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective knowledge and support CIBC’s strategic priorities. The Committee also considers the degree to which the Board reflects the clients and communities served by CIBC to foster diversity and ensure a range of varied perspectives. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates which includes recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

There are mechanisms for shareholders and others to recommend director candidates:

◾	Under the Bank Act, shareholders may propose a director nominee to be included in CIBC’s proxy circular, provided they hold 5% of CIBC’s outstanding common shares.

◾

Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s proxy circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

◾

A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

◾	continuing integrity and suitability;

◾	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

◾	compliance with CIBC’s Code of Conduct;

◾	attendance at regularly scheduled Board and committee meetings; and

◾	tenure on the Board.

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6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Directors are elected by shareholders for a one-year term that expires at the next annual meeting. Under CIBC’s Director Tenure Policy, the maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event. The Corporate Governance Committee might recommend a director for re-election after the expiry of their maximum term if it is in the best interests of CIBC to do so. In addition, the Board Chair may serve a five-year term after initial appointment as Chair of the Board, regardless of age or number of years served as a director.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2022 annual and special meeting have served on CIBC’s Board. The average tenure of the director nominees is seven years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

◾	the director no longer satisfies the director qualification requirements under applicable law;

◾	there is a material change in the status of the director’s employment;

◾	the director accepts a role with a company or organization which could have a material conflict with CIBC;

◾	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

◾	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are “withheld” than “for” will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing	You can find our majority voting policy at www.cibc.com.
the resignation or explaining why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set about four years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent

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the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice.

During fiscal 2021, directors attended 100% of regular Board and committee meetings. In addition, all 2021 director nominees attended CIBC’s 2021 annual meeting. See pages 12 to 26 of the Circular for information on Board and committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

◾   a survey completed by each director;

◾   a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

◾   individual one-on-one meetings between each director and the Chair of the Board.

Every director participates in an annual self-assessment and peer review process.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership, the Board and CEO relationship, talent management and succession planning, strategy, compliance, risk management, stakeholder engagement, tone at the top, culture, director development, board and committee composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Board and Board committees monitor progress against their action plan.

8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal control; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

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9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the satisfaction of the Board’s mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; leads director development; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has four committees. All committee members are independent. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring new ideas and insights.

Board committee succession planning

CIBC has a succession planning and selection process for Board committee membership. Each year, the Corporate Governance Committee reviews a succession plan, a committee chair’s tenure, and proposed committee member rotations. The Committee is guided by principles it established that promote fresh perspectives, draw on the experience of existing members, foster diversity and retain core skills required to support a committee’s mandate. Proposed changes are recommended by the Committee to the Board for approval.

The Board approved the committee composition set out below, provided the director nominees listed in the Circular are elected by shareholders at CIBC’s 2022 annual meeting.

Audit Committee	Corporate Governance Committee	Management Resources and Compensation Committee	Risk Management Committee

Mary Lou Maher (Chair) (new)	Jane Peverett (Chair)	Kevin Kelly (Chair)	Barry Zubrow (Chair)

Michelle Collins	Nanci Caldwell (new)	Nanci Caldwell	Ammar Aljoundi (new)

Nicholas Le Pan	Nicholas Le Pan (new)	Luc Desjardins (new)	Charles Brindamour

Jane Peverett	Martine Turcotte	Martine Turcotte	Christine Larsen

Barry Zubrow

Board committee responsibilities

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and audit quality of the external auditors and the performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee also oversees succession planning for the Chief Financial Officer (CFO) and the Chief Auditor. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. All Committee members are “audit committee financial experts” under the U.S. Securities and Exchange Commission rules.

The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; Board and committee composition; evaluation of Board committees and director effectiveness; director orientation and continuing education; and CIBC’s ESG strategy, corporate responsibility reporting, stakeholder engagement framework and matters relating to conduct and culture.

The Management Resources and Compensation Committee is responsible for global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Management Resources and Compensation Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees

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the preparation of the compensation related disclosure in the Circular. The Management Resources and Compensation Committee reviews, approves or recommends Board approval of employment arrangements, goals and measures, performance, compensation, and succession plans for the CEO, Executive Committee members and other key officers. The Management Resources and Compensation Committee reviews CIBC’s human capital strategy, organization culture, and their alignment with CIBC’s strategy, which includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to its mandate.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal business risks (including those impacting capital, liquidity, technology and information security); reviewing and approving key frameworks, policies and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk- related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

11.	Board Access to Independent Advisors and Management

To assist the Chair of the Board, the Board and the Board committees in satisfying their responsibilities and to foster their independence, they may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Chair of the Board, the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to the Committee. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management. The Corporate Governance Committee retains an independent advisor periodically to review director compensation policy and practices.

12.	Director Orientation and Continuing Education

CIBC’s Director Development Program provides continuing education to Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities.

New director orientation

The Board and its committees dedicated 22% of meeting time to education on key topics and emerging governance developments.

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO and members of management. Management also hosts tours of CIBC businesses and operations. When a new director is appointed to a committee, the chair of that committee arranges orientation sessions about the committee’s mandate. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2021, approximately 22% of agenda time was dedicated to continuing education, exceeding the Board’s target of 10%. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways – at Board and committee meetings, in the annual board performance evaluations and through regular feedback to the Chair of the Board and committee chairs. Committee education sessions are open to all Board members.

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During fiscal 2021, directors participated in the following education sessions.

Attended	Session	Date
Board

◾  Investor Community Perspective on CIBC including Annual Report on Share Ownership

◾  Canadian Asset Management Update

◾  Assessment of Competitive Positioning

◾  Strategy: Transformation and Disruption

◾  Technology, Infrastructure and Innovation Strategy

◾  ESG Strategy Update

◾  Brand Renewal

◾  Investor Relations Report

◾  Cryptocurrencies

◾  Economic Update

◾  Technology, Infrastructure and Innovation Strategy - Emerging Technologies

◾  People Culture and Brand Strategy

December 2020 February 2021 March 2021 April 2021 April 2021 May 2021 May 2021 December 2020; June 2021 August 2021 August 2021 August 2021 August 2021
Audit Committee	◾ Fraud Presentation ◾ Capital Markets SWAT Update	April 2021 August 2021
Corporate Governance Committee	◾ Conduct Risk Report ◾ Quarterly ESG Update ◾ Quarterly Regulatory Governance Update ◾ Report on Business Governance Ranking ◾ Proxy Circular Benchmarking	December 2020; March 2021; May 2021; August 2021 December 2020; March 2021; May 2021; August 2021; December 2020; March 2021; May 2021; August 2021 December 2020 May 2021
Management Resources and Compensation Committee

◾  Future of Work including New Ways of Working Strategy

◾  Stakeholder Engagement and Regulatory Update

◾  Inclusion and Diversity Best Practices

◾  Capital Requirements Directive V (CRD V) - Regulatory Update

◾  Stakeholder Engagement Update

◾  Market Pay and Performance Trends

March 2021 March 2021 May 2021 May 2021 December 2020; March 2021; May 2021; August 2021 October 2021
Joint Audit Committee and Risk Management Committee

◾  Data Management Governance and Ethics

◾  Digital Crown Jewel Program

◾  Capital Markets Risk Management

◾  FCAC - Reportable Compliance Issues and Oversight

◾  Governing ESG in Financial Institutions

◾  Project Carbon

◾  Enterprise Anti-Money Laundering

◾  Finance Modernization

March 2021 March 2021 April 2021 April 2021 October 2021 October 2021 November 2021 November 2021
Risk Management Committee

◾  Structural Interest Rate Management

◾  Cloud Computing

◾  Stress Testing Management Actions and Tail Risk Events

◾  Operational Resilience

◾  US Regulatory Emerging Risks

◾  Residential Mortgage Growth Update

◾  Emerging Risk Stress Scenario: Inflation/Earthquake

December 2020 December 2020 December 2020 March 2021 April 2021 May 2021 August 2021

For 2022, the Board established a one-year director development program that equips the Board with information to meet its governance and fiduciary duties, and to foster robust debate on challenges and opportunities facing CIBC as CIBC continues to execute its corporate strategy. The program allows for unanticipated topics to be scheduled. The Board also encourages each director to participate in individual learning. Each year, directors receive a catalogue of education opportunities consisting of external courses; one-on-one sessions between a director and an internal or external expert on a specific topic; tours of CIBC businesses and operations; and notable papers and articles. CIBC pays the cost of all director continuing education relating to CIBC.

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13.   Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee used an external advisor in fiscal 2021 for advice on its director compensation policy and practices.

14.   Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation for the CEO, Executive Committee members and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at several factors, which include:

◾	CIBC’s financial performance and sustainability of earnings;

◾	client experience results;

◾

ESG metrics, including, adherence to CIBC’s risk appetite statement and controls, progress on sustainable finance and other ESG goals, employee experience results, and alignment with inclusion and diversity goals; and

◾	qualitative considerations, such as our performance compared to peers, and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, CRO, CLO and Executive Vice-President, Purpose, Brand and Corporate Affairs at a joint meeting with the Risk Management Committee where it reviews the alignment of compensation with business performance and risk, and recommends Board approval of aggregate annual incentive compensation and allocations to strategic business units and the functional groups. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, Executive Committee members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.   Inclusion and Diversity

CIBC believes that diverse teams working in an inclusive environment are more innovative, make better decisions, reduce risk and deliver better results to shareholders. As a result, the Board strives to reflect the background and demographics of CIBC employees and the clients and communities CIBC serves. CIBC’s Board Diversity Policy outlines the Board’s approach to diversity through the board renewal process which seeks the best director candidates with the desired complement of skills, expertise, experience and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.

On gender diversity, the Board seeks to achieve gender parity and has set a gender-balance target to have at least 40% women on the Board.

CIBC named the leading company in Canada for gender equality and ranked 19th globally in Equileap’s fourth annual Gender Equality Global Report & Ranking.

On other aspects of diversity, the Board seeks to increase the degree to which its directors reflect the diversity of CIBC employees and the clients and communities CIBC serves in North America and around the globe while ensuring the collective skills, expertise and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise.

Given the number of directors, the Board has not set specific targets for people of colour, Indigenous peoples, persons with disabilities and members of the LGBTQ+ community. The Corporate Governance Committee ensures that CIBC’s Board renewal process (and the mandate of any external firm engaged to support Board renewal) includes director candidates from these communities in the pool of prospects and the short-list from which the Corporate Governance Committee identifies potential director candidates.

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To assess progress against these objectives, directors voluntarily provide self-identification data to the Corporate Governance Committee annually.

Of the current director nominees:

◾  50% are women;

◾  two identify as people of colour, including one nominee who is a member of the Black community; and

◾  one identifies as a member of the LGBTQ+ community.

40% of CIBC’s Executive Committee and 38% of executives in global board-approved roles are women.

For more information, see “Inclusion and Diversity” on page 76 of the Circular, CIBC’s webpage at www.cibc.com/inclusion and CIBC’s 2021 Sustainability Report at www.cibc.com.

16.   Talent Management and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that the diversity of our workforce reflects the markets where we do business.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength and diversity of our pipeline of future leaders. At least once a year, the Management Resources and Compensation Committee and the Board review succession plans for the CEO and Executive Committee members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Management Resources and Compensation Committee and management discuss talent deeper in the pipeline with potential over a longer horizon to develop into senior roles in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as other key officer and critical roles; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

17.   CIBC Code of Conduct

The Code of Conduct (Code) lays the foundation for how team members are expected to behave. The Code sets out underlying policies that guide our actions as we continue to build a purpose-led organization and grow our business in an inclusive and sustainable way. This includes leading with courage and authenticity to speak up if something does not seem right and to feel confident that concerns will be addressed appropriately. The Code applies to our team members – employees, contingent workers and members of the Board of Directors of CIBC and its wholly-owned subsidiaries.

The Code sets out the following principles for how we behave:

◾	We act with honesty and integrity.

◾	We ensure a respectful and safe workplace.

◾	We identify and avoid conflicts.

◾	We serve our clients and protect our brand, our investors and our environment.

◾	We safeguard information of our clients and team members, and we protect other CIBC assets.

◾	We cooperate with investigations and report behaviour that is inconsistent with the Code.

There is a training program on the Code and every year all team members must attest that they have read, understood and will always follow the Code.

All CIBC team members globally are required to speak up when they become aware of activities that they believe are inconsistent with the Code, or that might be damaging to CIBC or our stakeholders. There is no retaliation for speaking up. To support a safe culture of speaking up, CIBC has a dedicated channel for team members to report concerns anonymously without fear of repercussions. The Whistleblower Hotline, available 24/7, online and by phone, in many languages, is a confidential service operated by an independent company. No identifying information (such as name, email address or telephone number) is available to the hotline service provider without the whistleblower’s consent and calls are not recorded. Team members can also report concerns to our Human Resources/Employee Relations team, Corporate Security or a Board member.

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Changes to the Code are reviewed by the Board for approval. Legal requirements provide that CIBC’s Board of Directors must approve waivers for Board members and certain executive officers, and publicly disclose any waivers. No waiver has been granted to date.

18.   Environmental, Social and Governance (ESG)

Inspired by our purpose to help make your ambition a reality, we have made sustainability an essential component of our strategy development, planning and execution, focusing on ESG matters of importance to our stakeholders.

To support this work, CIBC has instituted a robust governance framework across the enterprise, including at the Board oversight level, and in business strategies, operations and decision-making processes.

Find CIBC’s Sustainability Report at www.cibc.com.

In 2021, CIBC enhanced our approach to ESG governance to further align our bank to deliver against our ESG strategy and to increase connectivity. Key actions are set out below:

◾	Appointed Kikelomo Lawal, EVP and Chief Legal Officer as the executive owner of ESG.

◾	Launched a Senior Executive ESG Council with representation from all strategic business units and functional groups.

◾	Established an Enterprise ESG team to design and coordinate the bank-wide ESG strategy and governance framework, working with key partners across CIBC.

◾	Created an ESG Index with key performance indicator targets as a fundamental component of our Business Performance Factor (BPF).

These actions build on existing tenets of our ESG philosophy, including:

◾

Understanding that stakeholder perspectives are vital to being a relationship-focused bank. We engage with stakeholders in many ways. This past year, for instance, Investor Relations had 62 meetings or proactive outreach with 75 institutional investors to listen to their feedback on our governance practices and talk about the interconnectivity between ESG and our strategy.

◾

Measuring performance through annual goals and measures for the CEO and management team that pertain to ESG. These include impacts on client experience, employee engagement, and inclusion and diversity goals. For more information on how we further embed ESG into performance, see page 70 of the Circular.

There are also established governance structures at the Board level, and 10 out of 14 director nominees identify corporate responsibility for ESG as a key area of skills and experience. Director education sessions are also underway related to material ESG trends and opportunities.

The Corporate Governance Committee has oversight of the overall ESG strategy and disclosure on CIBC’s approach to operating in an ethical, socially responsible and environmentally conscious manner. This oversight includes reviewing highlights of CIBC’s 2021 Sustainability Report; Code of Conduct; client complaint processes; privacy matters; donations and community investments; and our stakeholder engagement practices.

Other Board committees execute on components of CIBC’s ESG strategy based on their specific mandates. The Management Resources and Compensation Committee oversees CIBC’s compensation framework and alignment of ESG performance goals with compensation based on the ESG Index as part of our BPF. This Committee also sets individual goals and measures for the CEO and Executive Committee members. These goals incorporate metrics for inclusion and diversity as well as environmental performance for certain employees, which are then incorporated into the goals and measures of other executives and team members across CIBC.

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The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework, CIBC’s principal business risks with an ESG impact, such as climate-sensitive risk exposures, and risk appetite statements and/or credit concentrations for clients within industries with certain ratings related to climate exposure.

The Audit Committee reviews the integrity of CIBC’s quarterly and annual shareholder reporting. This includes reviews of CIBC’s year-end disclosure in the Annual Report, including underlying processes and controls as well as emerging trends in ESG disclosure.

Governance Body	Summary of Responsibilities	2021 Activities Related to ESG

Board of Directors	Oversight responsibilities include: management’s creation of a culture of integrity; CIBC’s strategic plan having regard to CIBC’s purpose, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment; CIBC’s risk profile and internal control; CIBC’s human capital strategy; and stakeholder communications.

◾  Reviewed and supported CIBC’s refocused ESG strategy and net-zero ambition.

  ◾    Approved CIBC’s 2022 Code of Conduct, 2021 Statement of Corporate Governance Practices, responses to shareholder proposals on ESG matters and governance disclosure in CIBC’s management proxy circular.

◾  Assessed progress on CIBC’s ESG metrics.

◾  Oversaw the alignment of our corporate strategy with our purpose.

Corporate Governance Committee	Oversight responsibilities include: CIBC’s corporate governance framework; CIBC’s alignment with its purpose; CIBC’s ESG strategy and related reporting; stakeholder engagement framework; matters relating to conduct and culture; and client protection disclosure and complaints.

◾  Oversaw CIBC’s ESG strategy and follow-up activities to support our ESG strategy.

◾  Added new mandate responsibility on CIBC’s alignment to its purpose and related initiatives.

◾  Received reports and disclosure on CIBC’s ESG practices and performance.

  ◾    Stayed abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters through regular reporting.

  ◾    Reviewed reports on CIBC’s community investment and giving strategy and activities.

  ◾    Reviewed reports on adherence to the Code of Conduct, conduct and culture risk and related regulatory developments.

  ◾    Received reports on global privacy risk management, privacy incidents, regulatory notification and changing privacy laws.

  ◾    Oversaw CIBC’s stakeholder engagement process to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

  ◾    Assessed reports on complying with new Bank Act provisions on consumer protection activities and CIBC’s approach to the Financial Consumer Protection Framework.

  ◾    Received reports on managing client complaints and enhancements to improve CIBC’s client complaint experience.

Risk Management Committee	Oversight responsibilities include reviewing and approving CIBC’s frameworks and policies to identify and control risks, including the Risk Management Framework and the Reputation Risk Policy.

  ◾    Supervised key frameworks, policies and limits related to identifying, measuring, monitoring and mitigating CIBC’s principal business risks, such as environmental risk and information and cyber security.

  ◾    Held education sessions, including joint sessions with the Audit Committee, on emerging developments, such as governing ESG in financial institutions.

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Management Resources and Compensation Committee	Oversight responsibilities include: reviewing CIBC’s human capital strategy and organizational culture, including talent and total rewards, and alignment with CIBC’s strategy, risk appetite and controls; reviewing inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to the Committee’s mandate; reviewing and/or approving CIBC’s compensation philosophy, principles, practices and policies; reviewing or approving goals and measures for the CEO, Executive Committee members and key officers; reviewing annual compensation recommendations based on business performance, risks undertaken, financial/non-financial metrics, including ESG related metrics, adherence to CIBC’s risk appetite, and compliance with governance and control obligations; and reviewing annual incentive compensation pool funding.

  ◾    Reviewed the human capital strategy, including talent and total rewards and alignment with CIBC’s strategy, risk appetite and controls.

  ◾    Oversaw inclusion and diversity, employee engagement, employee health, safety and wellbeing, and gender pay.

  ◾    Approved the ESG Index used to determine performance against key ESG metrics tied to annual incentive compensation funding, as well as risk input into compensation, conduct risk and the evolving regulatory environment.

Audit Committee	Oversight responsibilities include reviewing the integrity of CIBC’s financial statements, related MD&A and internal control over financial reporting and monitoring the system of internal control.

  ◾    Reviewed the CIBC’s ESG disclosure in the Annual Report, including the ESG strategy overview and performance highlights.

  ◾    Reviewed processes and controls for data collection and reporting for ESG disclosures in the Annual Report.

  ◾    Received updates on ESG related trends and regulatory changes impacting disclosures.

Building on our strong history of ESG

performance

CIBC has a strong history of ESG performance, and in late 2021 we launched a refocused ESG strategy that is harnessing our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future where everyone’s ambitions are made real.

Building on previous actions, and through our refocused strategy, we are activating our resources and putting ESG commitments into action under three key pillars: Accelerating Climate Action, Creating Access to Opportunities, and Building Integrity and Trust.

2021 ESG Performance Highlights

Recognition

In 2021, CIBC continued to be recognized for its ESG performance. For example, CIBC received a score of A- from the CDP (formerly known as the Carbon Disclosure Project). This score demonstrates CIBC’s progress in environmental performance and reporting, and places CIBC among the highest ranking Canadian financial institutions and the top-tier of global banks.

CIBC also continues to be a constituent of the Dow Jones Sustainability Index (DJSI) North America, the Bloomberg Gender-Equality Index and the FTSE4Good Index. Index members must meet globally recognized standards for ESG strategy, management and performance.

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Statement of Corporate Governance Practices

Accelerating Climate Action

◾

While addressing climate change and supporting clients has always been important to CIBC, in 2021 we announced a Climate Transition Plan which included an ambition to achieve net-zero greenhouse gas emissions for our operational and financing activities by 2050.

◾

CIBC Capital Markets realigned its advisory activities through the formation of an Energy, Infrastructure and Transition franchise to meet evolving client needs and support clients’ low carbon transition.

◾	Announced a goal to mobilize $300 billion in sustainable finance by 2030(1), doubling our initial commitment, driven by strong client demand and a growing market.

◾	Launched Project Carbon as part of a four-bank consortium to drive price transparency in and scale the voluntary carbon markets.

◾

Joined sustainability-focused industry partnerships, advisory bodies and research groups to contribute to market-led and public policy solutions to facilitate the low carbon economy transition. In 2021, these included the Net-Zero Banking Alliance, Canada’s Sustainable Finance Action Council, the Institute for Sustainable Finance, the Rocky Mountain Institute’s Center for Climate-Aligned Finance and for CIBC Asset Management, Climate Engagement Canada.

(1)

Sustainable financing largely relates to client activities that support, but are not limited to, renewable and emission-free energy, energy efficiency, sustainable infrastructure, green buildings, sustainability-linked financings and green financial products. The products offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments.

Creating Access to Opportunities

◾	Announced CIBC Foundation to advance social and economic equality for underserved communities in Canada, including a $70 million inaugural donation with plans to grow the fund to $155 million.

◾

Released an Indigenous Reconciliation Framework to further support economic prosperity for Indigenous peoples in Canada by embedding reconciliation into CIBC’s client-focused and human capital strategies.

◾

Furthered our commitment to address anti-Black systemic racism and enable the aspirations of Black leaders, changemakers and entrepreneurs by doubling funding for education and resource programs. This included the creation of a Youth Accelerator, a multi-year program developed in collaboration with the BlackNorth Initiative in which CIBC President and CEO Victor Dodig serves as co-chair.

◾

Continued to enable families to realize their long-term ambitions through financial education seminars offered at no cost, helping them better understand options to secure their financial future, with a focus on the unique needs of women, LGBTQ+ and Indigenous communities.

Building Integrity and Trust

◾

Modernized the banking experience by enhancing our digital identity verification tools, by adding features like Virtual Assistant and Digital Identity Verification to enable clients to confirm their identity online and use voice biometrics to help identify and protect clients faster and more securely.

◾

Invested in market-leading public cloud technology that will serve to reinforce and expand critical foundations in data protection and security. This enables CIBC to support faster, real-time, data-driven decisions and to quickly launch and scale new innovations for an enhanced client experience.

◾

Continued to foster our principles-based approach and align CIBC’s Code of Conduct to reflect changing business conditions by enhancing our Code to reinforce the importance of information security practices, and health and safety protocols.

Read more about CIBC’s focus on ESG topics in our 2021 Sustainability Report.

CIBC is proud to be recognized by:

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Statement of Corporate Governance Practices

19.   Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the boards of CIBC and its subsidiaries. The framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. The framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units; control and governance functions; the CIBC Board; subsidiary boards and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 35 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA. Every year, the Corporate Governance Committee reviews guidance on board composition, director selection criteria, tenure and board size for CIBC Bancorp USA Inc. and CIBC Bank USA (together the “US boards”). To create interconnectivity between the US boards and the CIBC Board, the composition of the US boards includes CIBC Board members. This approach enables the CIBC Board to oversee the US operations effectively and facilitate the exchange of information. The US boards includes the Chair of the CIBC Board, Chair of the CIBC Risk Management Committee and Chair of the CIBC Management Resources and Compensation Committee.

20.   Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship-oriented bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy.

Feedback from stakeholders provides valuable input to the Board.
CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, other news releases that contain financial information, as well as internal controls around CIBC’s disclosure and financial reporting.

Communicating with stakeholders – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, media, and government. The Chair of the Board and senior officers meet with shareholders, shareholder advocacy groups and others in the investment community to discuss CIBC’s approach to various issues, including corporate governance, risk governance, talent management, executive compensation and emerging ESG practices and related activities.

Whistleblowing and confidential Whistleblower Hotline – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for investigating and reporting concerns raised by CIBC employees, contingent workers or others (e.g., clients, suppliers and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. In addition, CIBC employees, contingent workers or others can report concerns through the Whistleblower Hotline (online or by phone) about irregular business activities or behaviour that may expose CIBC to reputation risk, including fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct, or violations of a law or regulation. Reports to the Whistleblower Hotline are confidential and individuals can choose to remain anonymous.

Annual Meeting – CIBC has integrated enhanced technology into our annual meeting format, ensuring that shareholders have options for participating in our meeting. These enhancements allow you to watch and listen to the meeting in real time, make comments or ask questions and vote during the meeting, from anywhere you have an internet connection. See details in the Circular for all the ways you can participate in our meeting.

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Statement of Corporate Governance Practices

“Say on Pay” – Shareholders can have a “say on pay” by voting on an advisory resolution regarding CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding and does not diminish the Board’s roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.	Last year 96% of shareholder votes were in favor of CIBC’s approach to executive compensation.

Hearing from shareholders/Investor Relations – CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. As ESG issues become increasingly more important to stakeholders, CIBC has a designated Investor Relations representative focused on ESG communications. CIBC’s Investor Relations group welcomes dialogue with shareholders and potential investors.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

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Message to our Fellow Shareholders

Inspired by our past, guided by our purpose and looking to the future

As we emerge from the economic downturn caused by the COVID-19 pandemic, we are in a very strong position and continue to be guided by our purpose to help make your ambition a reality. In fiscal 2021, we made great strides to advance our strategy of delivering superior client experience and top-tier shareholder returns while maintaining our financial strength. Through our strategic efforts, we strived to:

Our purpose in action

Guided by our purpose, to help make your ambition a reality, we are successfully navigating an uncertain environment by continuing to stay focused on meeting the evolving needs of our stakeholders while continuing to work through the COVID-19 pandemic. Our investments in CIBC’s culture and capabilities were reflected in the launch of our new brand in fiscal 2021. Our new brand is the culmination of a focused effort within our bank to reclaim our purpose and build the capabilities that our clients need to help them achieve their ambitions. Launching our new brand was a statement on the evolution of our bank and the significant growth opportunities that lie ahead.

◾

Our clients are at the centre of our efforts to grow our business through long-term client relationships. In fiscal 2021, we advanced our North American growth through continued investments in our teams in the US. We invested in the rejuvenation of our Canadian consumer franchise by delivering new tools like CIBC GoalPlanner that helps clients achieve their ambitions over time by working with one of our advisors. We also strengthened our leadership in digital banking, which has seen strong growth during the global pandemic. We are meeting the evolving needs of our business clients with respect to sustainability - CIBC was ranked in the top 10 banks in North America for lending to the renewable energy sector in fiscal 2021, and client-focused advances such as Project Carbon, a voluntary Carbon Marketplace pilot bringing efficiency, liquidity and global standards to the carbon credit ecosystem, will further enable our business clients to achieve their sustainability ambitions. Overall, clients have responded positively to our collective focus on enhancing the client experience across our bank, resulting in increases across most of our Client Experience (CX) Index metrics. You can read more about our progress against our CX Index targets in the Compensation Discussion and Analysis (CD&A) starting on page 74.

◾

Our team is the foundation for everything we accomplished in fiscal 2021, and we are committed to investing in their wellbeing and fostering strong employee engagement. To reinforce the importance of the health, safety and wellbeing of our team members, in fiscal 2021, we updated our Management Resources and Compensation Committee’s mandate to specifically emphasize this accountability and our Chief Executive Officer (CEO) took on the role of wellbeing champion for our bank. We invested in the wellbeing of our teams with a focus on four key areas – mind, body, life and finances. During fiscal 2021, we increased benefits coverage for mental health services among other benefits enhancements, and provided paid time off for COVID-19 vaccinations. We are listening to our team members and keeping their wellbeing and development in mind as we re-imagine the future of work, whether remotely or on-site, including the planned move of a large number of corporate office team members to our new flagship Canadian headquarters at CIBC Square in Toronto, Ontario. In recognition of all our team has done to help our clients achieve their ambitions against the backdrop of the global pandemic, employees were given a cash gift as a thank-you for staying true to our shared purpose. In place of a cash gift, our executive team received a deposit in their individual accounts used for charitable donations so that they could select charities of their choice to benefit from this donation and support those most in need in our communities.

C I B C P R O X Y C I R C U L A R	59

Message to our Fellow Shareholders

◾

Our communities needed our support more than ever this past year and our bank responded, drawing on our long history of investing in the places where we live and work. In fiscal 2021, we stepped up to support frontline healthcare workers affected by the global pandemic, including a partnership with GoodFood to provide meals to healthcare workers. We celebrated our 25th year as title sponsor of the Canadian Cancer Society CIBC Run for the Cure, with Team CIBC raising more than $2 million through this year’s virtual run. Our bank also invested in a more inclusive society, donating funds to support residential school survivors and furthering our commitment to addressing anti-Black, anti-Indigenous and other forms of systemic racism and enabling the aspirations of leaders, changemakers and entrepreneurs by doubling funding for education and resource programs for the Black community to $2 million annually. CIBC was named one of the Best 50 Corporate Citizens in Canada by Corporate Knights for the 13th time. Subsequent to fiscal 2021 year-end, we announced the launch of the new CIBC Foundation, which will invest in a more equitable society. Overall, we created a stronger link to our environmental, social and governance (ESG) initiatives in fiscal 2021 with the inclusion of an ESG Index representing 10% of our business performance used to determine incentive compensation for executives and the majority of our employees. You can read more about our ESG performance as part of our ESG Index in the CD&A starting on page 74.

◾

Our shareholders’ interests are realized when we act in alignment with our strategy and our purpose and meet the needs of our stakeholders. We believe we have achieved this by delivering record results in fiscal 2021 while strengthening our bank for the future. See ”Our fiscal 2021 performance” section of this letter for further details.

We believe our actions, in alignment with our purpose, drove our strong client experience and employee engagement results, led to the strengthening of our brand and collectively translated into our record business performance and growth in fiscal 2021.

Our executive compensation design

As part of our global oversight responsibilities, we consider our strategic objectives when determining our executive compensation design. We look at ensuring alignment with shareholder interests, motivating the successful achievement of our strategy, and fostering adherence to our risk tolerance. As a result, the majority of the CEO’s and other senior executives’ target pay is based on performance against specific goals with payout decisions directly aligned to our results. Cash incentive payouts are made after year-end and the performance- based value of equity awards, which constitutes the majority of the payout, are determined after fiscal year-end and subject to future multi-year performance results.

To broaden and further strengthen the link between our executive compensation and our strategic priorities, we embedded performance relative to our five peer banks directly into the calculation of our Business Performance Factor (BPF) for fiscal 2021. Including relative performance as part of the formula increases our focus on future growth goals and better aligns executive compensation to our shareholders’ interests. Relative performance comprises 25% of each of our financial metrics (i.e., adjusted diluted earnings per share (EPS), adjusted operating leverage and adjusted revenue growth) with 75% being tied to absolute performance of each metric relative to our plan. Relative performance has always been, and will continue to be, a significant factor in the qualitative review of our final BPF.

With the continued importance and focus on achieving our strategic ESG priorities, performance against established ESG goals is also embedded directly in the calculation of our BPF comprising 10% of the metrics used to determine overall performance. The fiscal 2021 BPF is summarized below:

Performance Measure	Fiscal 2021
	Weighting	Proportion of Weighting Apportioned to
		Absolute Performance	Relative Performance

Adjusted diluted EPS(1)	35%	75%	25%

Adjusted operating leverage(1)	15%	75%	25%

Adjusted revenue growth(1)	15%	75%	25%

CX Index	25%
ESG Index	10%
Total Weighting	100%

(1)

Adjusted measures are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Shareholders may find these non-GAAP measures, which include non-GAAP financial measures as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures

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Message to our Fellow Shareholders

Disclosure”, useful in understanding how management views underlying business performance. For additional information, refer to: (i) the “Non-GAAP measures” section starting on page 15 of CIBC’s 2021 Annual Report available on SEDAR at www.sedar.com, which includes reconciliations of certain adjusted results used in this Circular to the most directly comparable financial measure disclosed in our financial statements (for fiscal 2021 and fiscal 2020) and which section is incorporated by reference herein and (ii) “Assessing financial performance and determining compensation” on page 72 of this Circular.

Incentive awards for all executives, and most of our employees, are based on our BPF and their individual performance. Individual performance is evaluated using a scorecard of role specific metrics in areas such as financial and ESG performance. These metrics include aligning with our environmental objectives; client experience results; employee engagement; inclusion and diversity goals; building community; and risk and control requirements. ESG performance is reinforced through both our BPF determination and the individual performance assessment for our senior leaders. You can read more about our BPF determination starting on page 71 of the CD&A.

Our fiscal 2021 performance

In an environment where certain sectors continued to be negatively impacted by the COVID-19 pandemic, CIBC’s focus on strengthening our Canadian consumer franchise, continuing to build on our areas of strength and accelerating ongoing investments in growth initiatives led to record results in fiscal 2021. Our focus on client acquisition, engagement and a better experience through simplified processes and modern digital access, have all contributed to our strong performance. You can read more about our business units’ performance in CIBC’s 2021 Annual Report. Measures discussed below are defined in further detail in the “Non-GAAP measures” and “Glossary” sections of CIBC’s 2021 Annual Report starting on pages 15 and 100 respectively.

Key financial highlights include:

◾	Delivered adjusted net income(1)(2) of $6.7 billion and adjusted diluted EPS(1)(2) of $14.47.
◾	Delivered record adjusted pre-provision, pre-tax earnings(1)(3) of $8.8 billion, which was 8% higher than the previous year.
◾	Maintained a strong Basel III Common Equity Tier 1 capital ratio of 12.4%(4).
◾	Adjusted Return on Equity(1) (ROE) of 16.7%.
◾	Delivered an adjusted dividend payout ratio(1) of 40.3%.
◾	Delivered above peer median Total Shareholder Return (TSR) in fiscal 2021 and on a three-year basis.
◾	Achieved our medium-term target of positive operating leverage in fiscal 2021.
◾	Achieved favourable credit performance driven by disciplined underwriting, prudent client behaviour and support programs.

Other key performance highlights include:

◾	Announced the acquisition of the Costco Canadian card portfolio to become the exclusive issuer of Costco Mastercard in Canada.
◾	Improved net promoter score through leveraging technology and data with the launch of client-facing digital platforms such as CIBC GoalPlanner and CIBC Insights.
◾	Delivered award winning investment performance(5).
◾	Furthered our commitment to a sustainable economy:
–	Announced CIBC’s Climate Transition Plan and net-zero ambition for our operational and financing activities by 2050.
–	Joined the United-Nations-convened Net-Zero Banking Alliance as part of a global, industry-led initiative to accelerate the transition to a low carbon economy.
–	Doubled our commitment to mobilize $300 billion in sustainable finance by 2030(6).

(1)	Adjusted measures are non-GAAP measures.

(2)

A quantitative reconciliation of this non-GAAP measure to the most directly comparable financial measure has been incorporated by reference herein and can be found in the “Non-GAAP measures” section starting on page 15 of CIBC’s 2021 Annual Report available on SEDAR at www.sedar.com.

(3)	For a quantitative reconciliation of this non-GAAP measure to the most directly comparable financial measure, refer to the “Non-GAAP measures” section starting on page 100 of this Circular.

(4)

Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

(5)

In a new ranking by The Globe and Mail and SHOOK Research, 35 of CIBC Wood Gundy’s advisors were named among Canada’s Top Wealth Advisors – by far the largest number among participating Canadian peers.

(6)

Sustainable financing largely relates to client activities that support, but are not limited to, renewable and emission-free energy, energy efficiency, sustainable infrastructure, affordable housing, green buildings, sustainability-linked financings and green financial products. The products offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and hedging solutions, as well as principal investments.

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Message to our Fellow Shareholders

Our BPF

Based on CIBC’s fiscal 2021 performance and the BPF design discussed on the previous page, the calculated BPF was 114%. As part of its discretionary oversight, the Board approved a qualitative adjustment of -2% to the BPF in consideration of the ongoing impacts associated with the COVID-19 pandemic, resulting in a final BPF of 112%. Final incentive payouts incorporate individual performance as previously discussed in this letter and equity awards granted are subject to future multi-year performance results. You can read more about our incentive plan design and BPF determination starting on page 71 of the CD&A.

Our CEO’s Compensation

2021 pay

Based on CIBC’s record fiscal 2021 performance, Mr. Dodig’s strong performance against his individual goals, and his work to drive purpose-led actions throughout CIBC, we approved Total Direct Compensation (TDC) which includes annual salary and variable incentive awards, but excludes the “compensatory value” of changes in the pension obligations of $11.68 million for fiscal 2021, which is approximately $1.68 million or 17% above his 2021 TDC target of $10.00 million. Mr. Dodig’s performance-based incentive compensation of $10.68 million is composed of a cash bonus of $2.14 million, $6.84 million in Performance Share Units (PSUs) and $1.71 million in stock options (options) in each case based on grant date fair values. In addition to being “performance-granted”, Mr. Dodig’s PSUs have future performance-vesting conditions comprised of relative ROE and TSR performance over three years. The Committee and Board believe these compensation decisions are aligned with the purpose-driven leadership demonstrated by Mr. Dodig in steering CIBC out of the economic downturn and delivering record financial results, while making great strides in advancing CIBC’s long-term strategy.

2021 ownership

Mr. Dodig strongly believes in CIBC and its future. As of October 31, 2021, he owned $34.50 million worth of CIBC equity, which is 34.5 times his salary and exceeds the share ownership guideline of 8 times salary. This substantial ownership level creates significant long-term alignment with shareholders’ interests and mitigates against excessive risk taking.

Building a diverse team for today and tomorrow.

As we continue to emerge from the global pandemic, a top priority is to ensure we have a workforce that reflects the clients and communities we serve with the capability and potential to deliver against our growth and transformation agenda.

In fiscal 2021, we continued to invest in our team to develop our next generation of leaders and attract the talent we need to drive our bank forward.

We have made progress against our talent strategy and some notable results are outlined below:

◾	Capitalized on the momentum of CIBC’s brand revitalization to launch a new employer brand that targets prospective talent and showcases our value proposition for building a rewarding career at CIBC.

◾	Leveraged inclusive talent management to grow the share of women in board-approved executive roles (vice-presidents and above) to 38%.

◾

Implemented, in partnership with the CIBC Indigenous Employee Circle, a Reconciliation Framework that supports our bank’s strategy for promoting economic reconciliation between Indigenous and non- Indigenous peoples in Canada.

◾	Expanded our team’s inclusive leadership capabilities by seeing 97% of our global team complete new foundational eLearning on disrupting anti-Black and other forms of systemic racism.

◾

Recognized as one of Canada’s Best Diversity Employers for the eleventh year in a row, named the leading company in Canada for gender equality, and ranked 19th globally in Equileap’s fourth annual Gender Equality Global Report & Ranking.

You can read more about talent management and succession planning, and inclusion and diversity at CIBC starting on page 75 of the CD&A.

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Message to our Fellow Shareholders

Our response to shareholder feedback

We continue to pay close attention to shareholder feedback which is often centered around ESG matters and we have taken that feedback into consideration in the construct of our BPF and individual executive goals, as discussed in the previous section.

We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Committee and the Board are very proud of the achievements of the CIBC team and remain committed to ensuring long-term value collectively for all of CIBC’s stakeholders. On behalf of the Committee and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Kevin. J. Kelly	Katharine B. Stevenson
Chair, Management Resources and	Chair of the Board
Compensation Committee

C I B C P R O X Y C I R C U L A R	63

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program, explains how CIBC compensates its executives and how fiscal 2021 compensation was determined for its Named Executive Officers (NEOs).

Compensation Philosophy, Practices and Governance

At CIBC, our approach to compensation is based on three key principles:

The following section summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Governance Practices

◾	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators.

◾	Align performance measures with CIBC’s board-approved strategic plan.

◾	Apply upside limits to individual incentive awards.

◾	Align the vesting of compensation awards with the time horizon of risks.

◾	Define minimum deferral levels and set minimum equity ownership levels for material risk takers.

◾	Use performance and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances.

◾	Determine compensation for employees in control functions independently from the performance of the business segments they oversee.

◾	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses.

◾	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay, the link between performance and compensation.

◾	Determine realizable and realized pay using relative and absolute metrics.

◾	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment).

◾	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months.

◾	Ensure the Committee’s independent advisor, who provides advice on executive compensation matters, has the power to challenge recommendations from management.

◾	Do not re-price or backdate options, or discount options at the time of grant.

◾	Do not allow hedging designed to monetize or reduce market risk to the employee or director associated with equity-based compensation.

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Compensation Discussion and Analysis

Committee composition

Members of the Committee, Kevin Kelly (Chair), Nanci Caldwell, Patrick Daniel and Martine Turcotte, bring diverse skills and experiences, including leadership, human resources management/ compensation, risk management and risk governance, that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate.

For information on the experience and educational background of the Committee members standing for re-election, see our director nominee biographies starting on page 12 and “Director nominee skills and experience” on page 27 of the Circular. For information on director education sessions provided to Committee members in fiscal 2021, see page 50 of the Circular.

Independent advice

The Committee has engaged Pay Governance LLC and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters, including compensation targets and annual compensation recommendations for the CEO and Executive Committee (EXCO) members.

The table below discloses the fees paid to Pay Governance by CIBC over the past two fiscal years. The fees were for services to the Committee related to executive compensation work and the Corporate Governance Committee for director compensation work. Pay Governance has not provided other services to CIBC in those years. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

	2021 (US$)	2020 (US$)

For Committee Work Related to Executive Compensation	125,500(1)	190,000(1)

For Corporate Governance Committee Work Related to Director Compensation	70,000(1)(2)	—

(1)

The 2021 fees equate to C$157,565 for Committee work related to executive compensation and C$87,885 for director compensation related work, the 2020 fees equate to C$255,417 when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2555 for fiscal 2021 and US$1.00 = C$1.3443 for fiscal 2020.

(2)	Of the US$70,000 fee, US$30,000 relates to compensation of directors serving CIBC and US$40,000 relates to compensation of directors serving CIBC Bancorp USA Inc. and CIBC Bank USA.

The Committee and the independent advisor meet in camera without management, and the Chair of the Committee meets privately with the advisor. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee also engages external legal counsel and other advisors as appropriate to provide expert advice or director education. The Committee evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

C I B C P R O X Y C I R C U L A R	65

Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

Align with CIBC Strategy	Compensation is aligned to our strategy of building a relationship-oriented bank for a modern world that delivers superior client experience and shareholder returns

Pay for Performance	Incentive compensation design reinforces “one CIBC team” aligned to overall bank performance, core strategic business unit performance and individual accomplishments

Attract and Retain Talent	Market competitiveness is assessed when setting compensation targets

Risk Management	Adherence to CIBC’s risk appetite and effective risk management objectives are considered in compensation design, incentive funding and individual payouts

Shareholder Interests	The creation of enduring shareholder value is reinforced by promoting share ownership for all employees and a significant equity deferral for executives

Good Corporate Governance	All compensation programs are designed and delivered based on sustainable good governance practices

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The Committee reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Compensation Element	Focus	Purpose	Form	Performance Period

Direct Compensation

Salary (Fixed)		Provide competitive fixed pay based on job scope, skills, experience and market competitiveness.	Cash	1 year

Variable Incentive Award(1)		Align incentive compensation with business and individual performance. Individual short-, medium- and long-term grants/awards are based on predetermined fixed percentages for cash and deferred equity.
	Short-term	Annual cash bonus rewards the achievement of business objectives.	Cash(2)	1 year
	Medium-term	Deferred incentive focuses on performance over the medium-term.	PSUs	3 years
	Long-term	Deferred incentive motivates eligible executives to create sustainable shareholder value over the long-term.	Options	3 to 10 years

Indirect Compensation

Benefits		Invest in the health and wellbeing of executives and employees.	Group benefit programs	-

Perquisites		Executive perquisite offering may include club membership, annual health assessment and car benefits.	Annual allowance or reimbursement	-

Retirement Programs		Contribute to financial security after retirement.	Pension and Savings Plans(3)	-

(1)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)

Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which only pay out following retirement, termination of employment or death.

(3)

Competitive retirement income arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to certain executives at the level of Senior Vice-President and above (described on page 95). For any executive that joined the SERP or was promoted prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

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Compensation Discussion and Analysis

Variable incentive award

Variable incentive awards are important in ensuring pay for performance alignment. Variable incentive awards for the CEO and EXCO members are awarded in cash and deferred equity-based compensation based on the weightings set out below:

	Cash Incentive Award (Short-term)	Deferred Incentive Award (Medium- and Long-term)
CEO	20%	80%
EXCO	30%	70%

		Deferred Incentive Mix
		PSUs (Medium-term)	Options (Long-term)
		80%	20%

Deferred incentive award

Deferred incentive awards are used to align executive compensation with mid- and long- term shareholder interests. CIBC’s deferred incentive award is granted utilizing the vehicles described below. More detail is provided starting on page 91.

Deferred Incentive Award Vehicle	Description

PSUs (Medium-term)

  ◾    PSUs vest and settle in cash at the end of a three-year performance period.

  ◾    The percentage of PSUs which vest ranges from 75% to 125% based on CIBC’s ROE (or adjusted ROE, as applicable)(1) and TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank.

  ◾    ROE (or adjusted ROE, as applicable) and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking for each measure, over the three-year period, a performance factor is assigned using the following scale:

	Rank	Performance Factor
	1	125%
	2	115%
	3	105%
	4	95%
	5	85%
	6	75%

  ◾    The ROE (or adjusted ROE, as applicable) performance factor is averaged with the TSR performance factor to determine the final vesting percentage.

  ◾    The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2018 PSU vesting” on page 87 for actual calculation details).

  ◾    The Board has discretion to adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance relative to the peer group.

(1)

For December 2020 PSU grants, and on a go-forward basis, CIBC determined that vesting should be tied to adjusted ROE, instead of reported ROE. Use of the adjusted metric aligns with our overall approach to assessing CIBC’s underlying business performance in connection with executive compensation matters, as discussed in the “Assessing financial performance and determining compensation” section of this Circular on page 72.

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Deferred Incentive Award Vehicle	Description

Options (Long-term)	◾ Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term. ◾ Future realizable value depends on shareholder value creation.

DSUs (Long-term)

  ◾    DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

  ◾    An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

Establishing Total Direct Compensation target

Total Direct Compensation (TDC) includes an executive’s annual salary and variable incentive award. Typically, at the beginning of each fiscal year, the Committee reviews and recommends TDC targets for the CEO and EXCO members for Board approval. Targets are reviewed against market data annually and adjusted over time to ensure that progression within the role is taken into account.

When reviewing TDC targets, the Committee considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions. For the US, additional benchmarking data is drawn from another external service provider engaged by management, namely Willis Towers Watson and their global financial services database.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, the CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. For the Group Head CIBC U.S. Region, the peer group also includes smaller regional and community banks in the US obtained through independent market surveys pertaining to compensation. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)

Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and two Canadian Insurance companies: Manulife Financial and Sun Life Financial.

(2)	As at October 31, 2021 for banks and September 30, 2021 for insurance companies.

(3)	Year ended October 31, 2021 for banks and trailing 12 months ending September 30, 2021 for insurance companies.

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Compensation Discussion and Analysis

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2021 target TDC for the CEO and EXCO members. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long-term compared to the EXCO functional group heads in Finance, Risk Management, Legal, People, Culture and Brand, and Technology, Infrastructure and Innovation.

Establishing individual goals

At the beginning of each year, the Committee approves the annual goals and measures for the EXCO members and recommends the CEO’s goals and measures for Board approval.

The Audit Committee and the Risk Management Committee also review the annual goals and measures for the CFO and the CRO, respectively.

The annual goals and measures for the CEO and EXCO align with CIBC’s strategic priorities and include financial performance (achievement of financial and key business results, earnings growth by growing the franchise, simplification and efficiency initiatives) and ESG related metrics, including client experience, relevant to their role as described in the table below.

ESG Category	Metrics
Environmental	◾ Alignment with environmental objectives (such as, sustainable financing and climate footprint)

Social	◾ Inclusive banking and financial education ◾ Employee engagement ◾ Employee inclusion and diversity goals ◾ Building community

Governance	◾ Compliance with CIBC’s risk appetite statement ◾ Compliance with audit and compliance objectives ◾ Adherence to CIBC’s Code of Conduct

Assessing individual performance

At the end of each year, the Committee evaluates individual performance relative to key metrics for the CEO and EXCO members and provides its recommendation on the CEO’s individual performance to the Board for approval. In addition to the performance assessments for this group, the Committee reviews any risk, compliance, conduct or audit concerns to determine if there are any adjustments required to the evaluation of individual performance and the resulting variable incentive awards. In the case of the CFO and CRO, the Audit Committee and the Risk Management Committee, respectively, also provide their input into the Committee’s evaluation of individual performance. Following the evaluation of individual performance, the Committee recommends for Board approval the variable incentive awards for the CEO and EXCO members. See “Variable incentive plan design” below.

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Compensation Discussion and Analysis

Variable incentive plan design

The variable incentive plan, known as Goals Performance Success (GPS) for all executives, including the CEO and EXCO members, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

(1)	Total Variable Compensation Target, expressed as a percentage of base salary earned in the fiscal year; and

(2)	Performance Multiplier, which is comprised of both business performance and individual performance, equally weighted.

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Total Variable Compensation Target	X	Performance Multiplier

The GPS award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the GPS award may be reduced to zero to ensure pay for performance alignment.

GPS awards for the CEO and EXCO members are approved by the Board.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing Total Direct Compensation target” on page 69.

Varies by role, market and executive job level.

The Performance Multiplier incorporates both individual and business performance. Individual performance is assessed at the end of the year against strategically aligned goals as described under “Establishing individual goals” and “Assessing individual performance” on page 70.

Business performance is determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Performance Multiplier for the CEO is approved by the Board and for EXCO members by the Committee. The Committee and Board have the ability to make adjustments at their discretion.

Performance Multiplier

The Performance Multiplier is comprised of both business performance and individual performance. The Business Performance Factor (BPF) forms part of the overall Performance Multiplier and can range from 0% to 125%. The BPF within the Performance Multiplier is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance, client experience, and ESG.

In 2021, we embedded performance relative to our five peer banks directly into the calculation of our BPF. Having relative performance as part of the formula increases our focus on what we consider to be a critical measure of our future growth and provides a stronger link between executive compensation and our shareholders’ interests. Relative performance comprises 25% of each of our financial metrics, adjusted diluted EPS, adjusted operating leverage and adjusted revenue growth with the remaining 75% tied to absolute performance of each metric against plan. In addition, relative performance has always formed part of the qualitative review of our final BPF and will continue to be part of this review.

We also included an ESG metric with its own separate weighting of 10% in the overall BPF to broaden and further strengthen the link between executive compensation and our strategic priorities. Performance against established ESG goals is captured in an index that is used to measure our progress relative to specific goals and determine the appropriate multiplier to be used in the calculation.

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Compensation Discussion and Analysis

The performance measures and relative weighting used to determine the BPF for fiscal 2021 are set out below:

Performance Measure	Fiscal 2021
	Weighting	Proportion of Weighting Apportioned to
		Absolute Performance	Relative Performance

Adjusted diluted EPS	35%	75%	25%

Adjusted operating leverage	15%	75%	25%

Adjusted revenue growth	15%	75%	25%

CX Index(1)	25%
ESG Index(2)	10%
Total Weighting	100%

(1)

The CX Index is a composite index that includes internal and external client surveys and client experience oriented metrics at the enterprise level from Canadian Personal and Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management and US Commercial Banking and Wealth Management. These comprise the measures that drive the most impactful behaviours to help in our pursuit of becoming number one in the market in client experience.

(2)

The ESG Index is a composite index that incorporates ESG measures based on stakeholder priorities where CIBC can have the greatest impact. It also considers insights from third-party ESG research houses about any perceived performance or disclosure gaps as benchmarked against CIBC’s peers.

In addition to these performance measures, the Committee and Board have discretion to adjust the calculated BPF based on qualitative factors described below:

◾	relative performance vs. peers to assess our performance against key financial measures such as revenue and EPS growth;

◾	risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);

◾	unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and

◾	any other factors the Committee and the Board consider appropriate.

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the Committee and Board review results on a reported basis (in accordance with Generally Accepted Accounting Principles (GAAP), being International Financial Reporting Standards) and an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted measures (i.e., non-GAAP) are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes. As discussed on the previous page for fiscal 2021, adjusted diluted EPS, adjusted operating leverage and adjusted revenue growth were key components used to determine the BPF. Additional adjusted measures considered by the Committee and the Board include: adjusted total revenue on a taxable equivalent basis, adjusted net income and adjusted ROE. A further discussion of non- GAAP measures used by CIBC and a reconciliation of certain non-GAAP measures to the most closely comparable GAAP figures is disclosed in the ”Non-GAAP measures“ section starting on page 15 of CIBC’s 2021 Annual Report, which is available on SEDAR at www.sedar.com, and which section is incorporated by reference herein. In addition, the “Non-GAAP measures” section in this Circular starting on page 100 contains certain additional reconciliations for non-GAAP measures used in this Circular.

Risk Management Committee and input from the CFO and the CRO

The Committee works closely with the Risk Management Committee and receives input throughout the year from the CFO and the CRO. The Committee and the Chair of the Risk Management Committee, with input from the CFO and the CRO, assess the alignment of business performance with CIBC’s risk appetite, which includes certain ESG factors such as conduct and culture, client-related risk metrics and talent management metrics, and determine whether any risk adjustments are required to the BPF.

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Compensation Discussion and Analysis

In addition, at year-end, the Committee and Risk Management Committee meet to review the alignment of business performance with CIBC’s risk appetite and both committees also review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to individual performance assessments and compensation. Following this, if applicable, the Committee recommends for Board approval any changes to individual performance assessments and compensation for the CEO and EXCO members.

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Compensation Discussion and Analysis

2021 Performance and Compensation

2021 Business Performance Factor

Performance Measure	Weighting	2021 Target	2021 Actual	Result (Actual vs. Target)

Adjusted diluted EPS(1)	35%	$11.22	$14.47	29% Above

Adjusted operating leverage(1)	15%	-1.0%	0.7%	170 bps Above

Adjusted revenue growth(1)(2)	15%	2%	7%	500 bps Above

CX Index	25%	100%	104%	Above

ESG Index	10%	100%	100%	At

2021 Calculated BPF				114%

BPF Qualitative Adjustment				-2%

2021 Final BPF				112%

CIBC’s fiscal 2021 adjusted diluted EPS was $14.47, 29% above target and up 49% from fiscal 2020. Year-over-year adjusted revenue growth of 7% and adjusted expense growth of 6% contributed to positive adjusted operating leverage of 0.7% in fiscal 2021, an increase of 130 basis points (bps) from 2020 and 170 bps above target.

Our collective focus is to transform our client experience across our bank guided by our purpose to help make your ambition a reality. We measure our progress with our CX Index, which is a composite index that includes internal and external client surveys and client experience oriented metrics at the enterprise level and across our SBUs in Canada and the US.

Key Client Experience accomplishments in fiscal 2021 include:

◾	Our enterprise-wide CX Index performed above the target in 2021, driven mainly by strong performance in our Capital Markets, Canadian Commercial Banking and Wealth Management, and US businesses.

◾	In our Retail business, we continued to narrow our NPS gap to peers. In the Ipsos Customer Satisfaction Index study, we had better year-over-year performance relative to our peers.

◾

CIBC ranked #1 in J.D. Power’s Digital Satisfaction for Mobile Banking study for the second year in a row. We made it easy to bank with us safely, and from anywhere with innovative enhancements to our mobile banking application, such as CIBC Insights, Virtual Assistant and Digital Identity Verification.

◾

Our continued focus with relationship-intensive Imperial Service clients was further supported by proactive outreach using our digital goal planning platform, CIBC GoalPlanner, that has delivered higher NPS scores for these clients and has empowered them to take control of their future with the help of a CIBC advisor.

In fiscal 2022, we will continue to build on this momentum to further enhance the quality and consistency of our service delivery to our clients. This will be accomplished by investing and optimizing our digital banking platform to make it easier to do business with us. We are working towards the creation of a seamless and transparent process to resolve complaints across all of our frontline and escalation channels. Lastly, with the launch of our new brand and purpose, our clients will feel and see the effects of a modern, forward-thinking brand, with a team that is focused on living our purpose to help them achieve their ambitions.

Our ESG Index is a composite index that incorporates ESG measures based on stakeholder priorities where CIBC can have the greatest impact. Performance relative to the metrics in the ESG Index is reported quarterly to EXCO and the Board to ensure our board committees stay aligned on ESG considerations for our bank.

(1)	Adjusted measures are non-GAAP measures.
(2)	For fiscal 2021, adjusted revenue was the same as reported revenue.

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Compensation Discussion and Analysis

We achieved target performance against the measures in the ESG Index by:

◾

Above target progress towards our previous goal of $150 billion in sustainable financing by 2027 due to strong positive responses from clients and growing opportunities in the market to further invest in sustainability initiatives. Doubled our target in August 2021 to mobilize $300 billion in sustainable finance by 2030. CIBC was ranked in the top ten in financing for the renewable energy sector across North America in fiscal 2021.

◾	Meeting our inclusion and diversity targets in key areas of focus, of note are the increased representation of both women and visible minorities in board-approved executive roles.

◾	Above target investment and support for our US communities driven by our response to the economic instability caused by the global pandemic.

◾	Higher than target reduction in total volume of client complaints, which we believe reflects improved coaching and reporting.

◾

Employee Net Promoter Score (eNPS), an indicator of team members’ propensity to recommend CIBC as a place to do business and to a friend seeking employment, remained above the pre- pandemic score, however, results were one point below target.

Looking ahead, the fiscal 2022 ESG Index has been aligned to our ESG strategy which incorporates announcements made in fiscal 2021 such as goals in relation to our ambition to achieve net-zero emissions and a more ambitious sustainable finance target. A bank-wide Senior Executive ESG council was also established in fiscal 2021 to increase connectivity on ESG activities across our strategic business units and functional groups, and as part of its mandate, has reviewed the Index to ensure that measures are credible, ambitious and continue to reflect the expectations of shareholders and other stakeholder groups. The ESG Index has been reviewed with EXCO and approved by the Committee.

Based on CIBC’s fiscal 2021 performance, the calculated BPF was 114%. The Board approved a qualitative adjustment of -2% in consideration of the ongoing impacts associated with the COVID-19 pandemic. After this discretionary reduction, the final fiscal 2021 BPF was 112%. There were no material risk incidents and, therefore, no risk adjustment was made to the BPF.

This BPF, along with the assessment of individual performance, formed the basis for fiscal 2021 NEO compensation as well as the compensation of all our EXCO members.

Talent Management and Succession Planning

Sustaining success over the long-term will depend on our ability to build a strong, future-ready workforce; this entails being able to identify, develop and retain a pipeline of high-potential leaders. Our future-focused talent strategy concentrates on building the leadership capabilities required for future success, growing the strengths of our CIBC Team and collectively unlocking potential to ensure we are future-proofing our bank and strengthening our diverse talent pipelines to drive value for our bank today and tomorrow.

The Committee and Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the alignment of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline. Achievement against these goals is included in assessing performance and determining compensation for the CEO and EXCO members at the end of the year.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC. At least once a year, the Committee and the Board review succession plans for the CEO and EXCO members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders in the organization.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on employee engagement, turnover, inclusion and diversity, external recognition of our workplace and other critical employee matters. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of inclusion and diversity. We are confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver on our purpose.

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Compensation Discussion and Analysis

Inclusion and Diversity

CIBC believes that inclusive companies attract, develop and retain the best talent which makes us stronger competitors in the market and better positions us to deliver a superior client experience.

Our commitment to make inclusion a cornerstone of our culture is embedded into our bank’s human capital and business strategies and our Executive Committee and Board regularly assess progress against our inclusion and diversity goals. Key performance indicators are considered during senior leaders’ annual performance assessments and, starting in fiscal 2021, inclusion-related targets formed a portion of CIBC’s ESG Index which influences BPF.

It remains a top organizational priority to close gaps where our workforce does not reflect the clients and communities we serve. In fiscal 2021, we continued to make significant progress in this area, seeing the share of Indigenous peoples, members of the Black community and other talent segments traditionally underrepresented in the financial services industry grow. We also set a new goal to have at least 2% of board-approved executive roles based in Canada held by leaders who identify as First Nations, Métis or Inuit by 2025. This complements our bank’s existing targets for people of colour, members of the Black community and persons with disabilities. And, while we work towards achieving gender parity, we expect to have, at a minimum, 40% women in board-approved executive roles by the end of fiscal 2022. At the end of fiscal 2021, 38% of these roles were held by women and 40% (4/10) of EXCO members (which typically includes the CEO) were women.

We have also made significant investments in inclusive leadership capability building, deploying several innovative programs aimed at helping our team practice intentional inclusion. This included the launch of new foundational eLearning which has been completed by 97% of our global team, refreshed advanced learning for people managers focused on disrupting anti-Black and other forms of systemic racism and immersive eLearning developed in partnership with First Nations University to help team members in Canada recognize the first National Day for Truth and Reconciliation on September 30, 2021.

Our clients come from diverse communities with distinct experiences, expectations and aspirations. This means that, in delivering our purpose, we must understand our clients’ unique needs so we can help make their ambitions a reality. In fiscal 2021 CIBC continued to invest in work to support this goal including launching a new banking program designed for Black-owned businesses and a Reconciliation Framework to promote economic prosperity for Indigenous peoples in Canada.

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Compensation Discussion and Analysis

2021 NEO compensation

CIBC’s NEOs are the CEO, the CFO, and the three most highly compensated executive officers in fiscal 2021.

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s board-approved strategy and leading the day-to-day operations of CIBC.

The Committee evaluated Mr. Dodig’s performance relative to his goals for fiscal 2021 and determined that he met or exceeded his key deliverables by continuing to instill a purpose-driven culture across all areas of CIBC ensuring that our actions were aligned with the needs of our clients, team, shareholders, and the communities in which we operate. Mr. Dodig led CIBC in defining a strategic growth agenda focused on the alignment of our investments with key short-, medium- and long-term priorities. Mr. Dodig continued to successfully lead CIBC through the challenges associated with the COVID-19 pandemic. His leadership and continued focus on building a relationship-oriented bank for a modern world and delivering on our purpose to help make your ambition a reality helped guide the organization to achieving strong results in 2021.

Under Mr. Dodig’s leadership, we launched a new brand in 2021 that highlights the transformative role our bank plays in our clients’ lives. CIBC reported record results in 2021 and the strong link to our purpose – to help make your ambition a reality – remained at the forefront of how we operate as we continued to make investments in our business while demonstrating disciplined expense management. Mr. Dodig has focused his leadership team on continuing to strengthen the resilience of our bank which continues to position CIBC well for the evolving macroeconomic environment. You can read more about these developments in the “Message to our Fellow Shareholders” starting on page 59.

Under Mr. Dodig’s leadership, CIBC has had market share gains in Personal Banking and North American Commercial Banking businesses and revenue growth of 12% year-over-year in Capital Markets driven by strong Corporate and Investment Banking performance as well as Direct Financial Services as a result of expanded product offerings to meet the needs of our clients. CIBC met its medium-term ROE objective of 15%+ growth with adjusted ROE(1) of 16.7%, up 5% year-over-year. Our rolling five-year TSR of 92% outperformed the Standard & Poor’s (S&P)/TSX Composite Banks Index of 80% and adjusted EPS(1) of $14.47 was up 49% year-over-year and 29% above our 2021 target. Under Mr. Dodig’s leadership and our goal of simplification and delivering a modern relationship banking proposition, we achieved positive operating leverage, our digital adoption rate increased by 2.4% to 76.8% and digital transactions were up 12% year-over-year.

Mr. Dodig appointed a new head of enterprise ESG focused on leading CIBC’s ESG strategy and establishing a framework to track and measure our progress against ESG initiatives. Under Mr. Dodig’s leadership, the CIBC Foundation was established to focus on the advancement of social and economic equity by creating greater access to opportunities for underserved communities in Canada, with plans to extend these efforts to the US in the future.

Mr. Dodig took on the role of wellbeing champion because it is important to him personally and to signify the importance of wellbeing to our team. Under his leadership, coverage for mental health was increased and paid time off to deal with COVID-19 related issues was implemented. In addition, CIBC continued to invest in our communities by donating meals to frontline healthcare workers, donating funds to support residential school survivors, increased funding for education and resources for the Black community and CIBC was recognized as one of the Best 50 Corporate Citizens in Canada for the 13th time in recognition of our efforts in ESG leadership.

(1)	Adjusted measures are non-GAAP measures.

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Compensation Discussion and Analysis

In considering compensation for the CEO, the Board conducted a thorough review of Mr. Dodig’s performance relative to his key strategic priorities, highlights of which are outlined in the following table:

Key Strategic Priorities	Results

Deliver Top-Tier Financial Results and Create Shareholder Value

◾    Rolling five-year TSR of 92% outperformed the S&P/TSX Composite Banks Index of 80%.

◾    Adjusted EPS(1) of $14.47 was up 49% year-over-year and 29% above our 2021 target.

◾    Adjusted ROE(1) of 16.7% was up 5% year-over-year and met our medium-term objective of 15%+ growth.

Focus on Key Client Segments to Accelerate our Earnings Growth

◾    Market share gains in Canadian Personal Banking, including 31 bps year-over-year increase in Personal Loans and 18 bps year-over-year increase in Personal Deposits and GICs.

◾    Record mutual fund net flows with 7.5% year-over-year gain in long- term net sales.

◾    Market share gains in our North American Commercial Banking businesses driven by growth from our existing clients and from new relationships as our client-centric strategy and the support we provided to the private economy during the height of the global pandemic was rewarded with client referrals.

◾    Revenue growth of 12% year-over-year in Capital Markets reflects strength in Corporate and Investment Banking and Direct Financial Services as we focus on expanding our product offerings and capabilities to meet our clients’ needs.

Simplify and transform to deliver a modern relationship banking proposition	◾ Achieved positive operating leverage, meeting our medium-term target. ◾ Digital adoption rate of 76.8% was up 2.4% year-over-year and digital transactions of 122 million were up 12% year-over-year.
Advance our purpose-driven culture

◾    Launched a refocused ESG strategy, activating our resources to create positive change.

◾    Launched a new modernized and innovative brand.

◾    Mr. Dodig became the Wellbeing Champion of our bank.

◾    Engagement scores of 89% across CIBC reflected a high level of engagement and the team’s support for the direction and priorities of the organization.

◾    Advancements were made against the enterprise inclusion and diversity strategy with women and visible minorities representing 38% and 23% of global board-approved executive roles, respectively; this is higher than target and above our established goals.

(1)	Adjusted measures are non-GAAP measures.

78	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Based on our BPF of 112% and the Board’s assessment of his performance, the Board approved a fiscal 2021 GPS award for Mr. Dodig of $10.68 million, which was 119% of his target incentive opportunity and reflects a 33% increase over fiscal 2020. The percentage of his GPS award that is deferred remained at 80%. The details of the fiscal 2021 award are provided in the table below. In addition, the SERP provisions that apply to Mr. Dodig were amended effective November 1, 2020. Under the amended provisions, Mr. Dodig is entitled to a fully vested supplemental Defined Benefit (DB) pension determined based on a flat dollar accrual rate of $52,000 per year of pensionable service, increased from $40,000 per year. The limit on the overall annual pension payable to Mr. Dodig was also increased from $1,000,000 to $1,250,000. For more information, refer to the ”Retirement Benefits“ section on page 95.

Pay Element ($ unless otherwise noted)	2021	2020
Salary (Fixed)	1,000,000	1,000,000
Cash PSUs Options	2,136,960 6,838,272 1,709,568	1,602,000 5,126,400 1,281,600
Total GPS (Variable) % of Target GPS	10,684,800 118.7	8,010,000 89.0
TDC % of Target TDC	11,684,800 116.8	9,010,000 90.1

C I B C P R O X Y C I R C U L A R	79

Compensation Discussion and Analysis

CEO link between performance and compensation

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC’s CEO since fiscal 2017 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart, including the CEO’s realized and realizable pay for each year. From fiscal 2017 to 2021, the current value of $100 invested by a shareholder is greater than the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards as at December 31, 2021 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)
2017	Dodig	8,938,000	8,360,642	2,146,974	10,507,616	10/31/2016 to 12/31/2021	118	191
2018	Dodig	9,526,100	10,911,871	3,512,351	14,424,222	10/31/2017 to 12/31/2021	151	161
2019	Dodig	8,509,750	2,501,950	10,378,157	12,880,107	10/31/2018 to 12/31/2021	151	154
2020	Dodig	9,010,000	2,602,000	11,405,475	14,007,475	10/31/2019 to 12/31/2021	155	148
2021	Dodig	11,684,800	3,136,960	7,886,011	11,022,971	10/31/2020 to 12/31/2021	94	157
						Weighted Average	132	161

(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period, December 31, 2021.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

80	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

As CFO and Head of Enterprise Strategy, Mr. Panossian is responsible for strategy and corporate development, financial planning and analysis, financial and management reporting, maintenance of accounting records, internal control over financial reporting, regulatory reporting, tax planning and compliance, treasury and balance sheet management and liaising with CIBC’s investors.

Mr. Panossian made a strong contribution to CIBC’s fiscal 2021 financial performance and achievement of CIBC’s strategic and risk appetite targets. Mr. Panossian delivered on his core mandate to achieve strong alignment between strategic planning, execution, financial targets, and our financial plan. He achieved this by forming stronger linkages between strategy, resource and investment prioritization to optimize the allocation and management of CIBC’s resources. The advancements made in 2021 position Mr. Panossian well to continue to deliver against the Finance strategy in 2022.

In fiscal 2021, Mr. Panossian contributed to the advancement of CIBC’s strategy and led the Finance and Enterprise Strategy function in alignment with CIBC’s purpose and exceeded targets on most key employee engagement, talent management and inclusion and diversity metrics for the functions under his leadership.

Mr. Panossian was successful in completing several key initiatives this year while working to transform our bank. Of note, he:

-	established a Transformation Board responsible for ensuring alignment between enterprise strategy, resource and investment prioritization supporting longer-term planning;

-	standardized and simplified processes to improve efficiency and minimize operational risk;

-	identified key performance indicators for all businesses and functional groups and produced an automated dashboard for EXCO and the Board to enhance tracking of absolute and relative performance; and

-	embedded cost discipline to realize targets and generate efficiencies.

The increase in Mr. Panossian’s 2021 GPS award over fiscal 2020 is reflective of his performance against goals established at the beginning of the year and an increase to his target TDC for fiscal 2021. Mr. Panossian’s target was increased at the start of fiscal 2021, as part of our fiscal 2020 year- end review, to more appropriately align his compensation target to the market and to reflect how he has progressed in his role. Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2021 GPS award for Mr. Panossian of $2.94 million, which was above his target incentive opportunity. The details are provided in the table below.

Pay Element ($)	2021	2020
Salary (Fixed)	500,000	500,000
Cash	882,000	513,975
PSUs	1,646,400	959,420
Options	411,600	239,855
Total GPS (Variable)	2,940,000	1,713,250
TDC	3,440,000	2,213,250
One-time DSU Award	-	100,000
Total Compensation including one-time DSU Award	3,440,000	2,313,250

C I B C P R O X Y C I R C U L A R	81

Compensation Discussion and Analysis

As Group Head of Capital Markets and Direct Financial Services, Mr. Culham is accountable for CIBC’s Capital Markets business and Direct Financial Services. CIBC’s Capital Markets business provides integrated credit and Capital Markets products, investment banking advisory services, corporate lending, and top- ranked research to corporate, government and institutional clients around the world. As of March 2, 2020, Mr. Culham also took on responsibility for Direct Financial Services, which includes Simplii Financial, Direct Investing and Advice and the Alternate Solutions Group. Mr. Culham is also accountable for the oversight of CIBC FirstCaribbean and CIBC Mellon.

Mr. Culham supported CIBC’s strategy with his contributions to the growth initiatives for our Direct Financial Services businesses focused on growing our capabilities and market share for the ‘do-it-yourself’ client. Under Mr. Culham’s leadership, Simplii achieved its highest ever NPS score, the highest volume in average mortgage origination and credit cards issuance was up 900% in one year; increased Investor’s Edge share of industry Assets Under Management (AUM) and share of six major Canadian banks AUM; and the Alternative Solutions Group continued to grow with three year revenue Compound Annual Growth Rate of 17%.

Overall, strong core business performance continued in Capital Markets coupled with strong discipline with respect to resource management. Under Mr. Culham’s leadership, CIBC’s Capital Markets contributed fiscal 2021 adjusted net income(1) of $1,857 million, up 42% from the prior year as a result of continued strength in both debt and equity underwriting (ranked #2 in both in league tables). As well, the business units’ strategic focus to grow revenue from non-traditional Capital Markets clients (including Canadian and US commercial clients, high net worth individuals and retail clients) resulted in 27% year-over-year increase in revenue from this segment. CIBC’s Capital Markets renewables franchise is top 10 in the North American league tables. Under Mr. Culham’s leadership, our ESG focus has intensified as evidenced by: enhanced Equity Research, including ESG focused reports, formation of a Sustainable Finance business, launch of ESG-linked Market-Linked Guaranteed Investment Certificates and participation as a founding member of Project Carbon.

Mr. Culham also met or exceeded targets on most key employee engagement, talent management and inclusion and diversity metrics for Capital Markets and he continued to advance CIBC’s purpose- driven culture.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2021 GPS award for Mr. Culham of $8.43 million, which was above his target incentive opportunity. Mr. Culham elected to defer 20% of his fiscal 2021 cash incentive, approximately $0.506 million, into DSUs which are payable when he leaves CIBC. The details are provided in the table below.

Pay Element ($)	2021	2020

Salary (Fixed)	500,000	500,000

Cash	2,528,736	1,957,777

PSUs	4,720,307	3,654,518

Options	1,180,077	913,630

Total GPS (Variable)	8,429,120	6,525,925

TDC	8,929,120	7,025,925

(1)

Adjusted measures are non-GAAP measures. A quantitative reconciliation of this non-GAAP measure to the most directly comparable financial measure has been incorporated by reference herein and can be found in the “Non-GAAP measures” section starting on page 15 of CIBC’s 2021 Annual Report available on SEDAR at www.sedar.com.

82	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

As Group Head, CIBC U.S. Region and President and CEO, CIBC Bank USA, Mr. Capatides is responsible for middle market commercial banking, wealth management, private banking, and retail and digital banking in the US market.

Mr. Capatides made strong contributions to advancing CIBC’s strategy and purpose through his leadership of CIBC U.S. Commercial Banking and Wealth Management. In fiscal 2021, adjusted net income(1) from CIBC’s US Commercial Banking and Wealth Management totaled US$779 million, up 138% from the prior year. Adjusted revenue(2) of US$1,748 million was up 15% compared to the prior year, supported by 6% loan growth, 17% deposit growth, and 36% AUM growth. Market share gains were attributable not only to existing clients, but also to new relationships formed by CIBC as we execute on our client-focused strategy. Mr. Capatides led our bank in expanding relationships across the US by working to build one client-focused team across Bank USA business lines with a focus on collaboration to deepen client relationships. Under his leadership, the business has extended private banking services to Commercial Banking and Wealth clients and expanded penetration of Capital Markets products to Commercial clients.

Mr. Capatides met or exceeded targets on most key employee engagement and talent management and inclusion and diversity metrics for the functions under his leadership and he continued to advance our purpose-driven culture.

Based on our BPF of 112% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2021 GPS award for Mr. Capatides of US$4.16 million, which was above his target incentive opportunity. The details are provided in the table below.

Pay Element (US$)	2021	2020

Salary (Fixed)	750,000	750,000

Cash	1,246,569	948,749

PSUs	2,326,929	1,770,999

Options	581,732	442,750

Total GPS (Variable)	4,155,230	3,162,498

TDC	4,905,230	3,912,498

(1)

Adjusted measures are non-GAAP measures. For a quantitative reconciliation of this non-GAAP measure to the most directly comparable financial measure, refer to the “Non-GAAP measures” section starting on page 100 of this Circular.

(2)	Adjusted measures are non-GAAP measures. For fiscal 2021, adjusted revenue for CIBC’s U.S. Commercial Banking and Wealth Management SBU was the same as reported revenue.

C I B C P R O X Y C I R C U L A R	83

Compensation Discussion and Analysis

As Group Head, Personal and Business Banking, Canada, Ms. Dottori-Attanasio is responsible for advice, services and products to best meet the needs of clients through their preferred channels as CIBC seeks to help make their ambitions a reality.

Ms. Dottori-Attanasio made a strong contribution in fiscal 2021 to advancing CIBC’s strategy and purpose through her leadership in successfully navigating the economic challenges that continued throughout the year due to the global pandemic. She maintained a consistent focus on helping to make our clients’ ambitions a reality through strong execution and investing diligently to enhance initiatives that support the capability within our frontline, making it easier for our clients to do business with us. Under her leadership, the team continued to demonstrate a deep commitment to our clients, community and each other.

We successfully launched CIBC GoalPlanner, a new digital financial planning platform which enables clients to see the full view of their finances in one place as well as the first wave of a new Enterprise Client Relationship Management (ECRM), a modern best-in-class relationship management tool which supports both our team and clients. Both of these platforms are critical in helping our frontline teams deliver an excellent experience for our clients. Under Ms. Dottori-Attanasio’s leadership, we not only rejuvenated our Canadian consumer franchise, but we further strengthened it through market share gains in our core personal products and strong net inflows in asset management. During the year, we returned to market-level growth in our mortgage business and the rollout of CIBC GoalPlanner to our Imperial Service clients has been instrumental in driving deeper client relationships and improved client satisfaction scores which are discussed on page 74. Adjusted net income(1) of $2,503 million was 40% higher than 2020.

Under Ms. Dottori-Attanasio’s leadership, in fiscal 2021 we announced an agreement to become the exclusive issuer of the Costco Mastercard in Canada, expected to close in the first half of fiscal 2022, which offers our bank an opportunity to form a banking relationship with affluent clients, many of whom do not currently bank with CIBC.

Ms. Dottori-Attanasio also met or exceeded most targets on key employee engagement, talent management and inclusion and diversity metrics for Personal and Business Banking and she continued to advance CIBC’s purpose-driven culture.

Based on our BPF of 112% and the CEO’s assessment of her individual performance, the Board approved a fiscal 2021 GPS award for Ms. Dottori-Attanasio of $3.53 million which was above her target incentive opportunity. The increase in compensation year-over-year is partially attributed to the fact that Ms. Dottori-Attanasio had an increase to her target compensation when her role changed in March 2020 and 2021 was the first full year at the new compensation target. The details are provided in the table below.

Pay Element ($)	2021	2020

Salary (Fixed)	750,000	750,000

Cash	1,058,400	776,169

PSUs	1,975,680	1,448,849

Options	493,920	362,212

Total GPS (Variable)	3,528,000	2,587,230

TDC	4,278,000	3,337,230

(1)

Adjusted measures are non-GAAP measures. A quantitative reconciliation of this non-GAAP measure to the most directly comparable financial measure has been incorporated by reference herein and can be found in the “Non-GAAP measures” section starting on page 15 of CIBC’s 2021 Annual Report available on SEDAR at www.sedar.com.

84	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2016 through October 31, 2021, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2016	2017	2018	2019	2020	2021

CIBC S&P/TSX Composite Index	100.00 100.00	118.30 111.48	123.87 107.68	129.06 121.94	121.44 119.14	191.91 165.33

S&P/TSX Composite Banks Index	100.00	123.03	121.69	134.17	115.97	180.35

CIBC NEO Total Compensation(2)	100.00	147.06	109.00	94.82	93.93	117.59

(1)	With dividends reinvested.

(2)

The 2016 CIBC NEO total compensation is expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 86 of this Circular. The 2017 CIBC NEO Total Compensation includes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, received upon the closing of CIBC’s acquisition of PrivateBancorp, Inc. The 2019 CIBC NEO Total Compensation shown includes only the five highest paid NEOs (six NEOs were disclosed in the 2019 proxy circular).

Cost of management ratio (COMR)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(1)(2) ($000s)	Reported Net Income(3) ($ millions)	NEO Total Compensation as a % of Reported Net Income(3)
2021	36,977	6,446	0.57
2020	29,538	3,792	0.78
2019	29,817	5,121	0.58

(1)

CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 86 of this Circular.

(2)	For fiscal 2019, the NEO Total Compensation includes only the five highest paid NEOs (six NEOs were disclosed in the 2019 proxy circular).

(3)	COMR based on NEO total compensation as a percentage of adjusted net income was 0.55% for fiscal 2021, 0.66% for fiscal 2020 and 0.55% for fiscal 2019.

C I B C P R O X Y C I R C U L A R	85

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2021, 2020, and 2019 by CIBC’s five NEOs.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity Variable Incentive Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Victor Dodig (6)	2021	1,000,000	6,838,272	1,709,568	2,136,960	1,066,000	2,250	12,753,050
CEO	2020	1,000,000	5,126,400	1,281,600	1,602,000	666,000	2,250	9,678,250
	2019	1,000,000	4,806,240	1,201,560	1,501,950	505,000	2,250	9,017,000

Hratch Panossian	2021	500,000	1,646,400	411,600	882,000	91,000	2,250	3,533,250
CFO and Enterprise Strategy	2020	500,000	1,059,420	239,855	513,975	205,000	2,250	2,520,500
	2019	350,000	474,012	118,503	395,010	39,000	2,250	1,378,775

Harry Culham	2021	500,000	4,720,307	1,180,077	2,528,736	210,000	2,250	9,141,370
Group Head, Capital Markets and Direct Financial Services	2020	500,000	3,654,518	913,630	1,957,777	214,000	2,250	7,242,175
	2019	500,000	3,734,640	933,660	2,000,700	150,000	2,250	7,321,250

Michael Capatides(7)	2021	941,625	2,921,459	730,365	1,565,067	382,667	506,848	7,048,031
Group Head, CIBC U.S. Region, President and CEO, CIBC Bank USA	2020	1,008,225	2,380,753	595,188	1,275,404	400,536	868,182	6,528,288
	2019	996,975	2,147,664	536,916	1,150,534	325,789	982,712	6,140,590

Laura Dottori-Attanasio Group Head, Personal and Business Banking, Canada	2021 2020	750,000 750,000	1,975,680 1,448,849	493,920 362,212	1,058,400 776,169	221,000 229,000	2,250 2,250	4,501,250 3,568,480
	2019	750,000	1,424,430	356,108	763,087	163,000	2,250	3,458,875

(1)

Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st for the specified fiscal years. Mr. Panossian’s share-based award value includes a one-time C$100,000 DSU award granted in 2020. The value of one DSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 3rd.

(2)

Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below.

Measure	Grants made in December 2021 for fiscal 2021		Grants made in December 2020 for fiscal 2020		Grants made in December 2019 for fiscal 2019
Methodology	5-year Black-Scholes average		5-year Black-Scholes average		5-year Black-Scholes average
Risk-free rate (%)	1.45		0.80		1.58
Dividend yield (%)	4.60		5.27		5.24
Share price volatility (%)	16.84		17.3		15.1
Term (years)	10		10		10
Compensation value ($)	11.95		11.10		12.73

Name	2021		2020		2019
	AFV ($9.36 per option)	Variance ($)	AFV ($6.73 per option)	Variance ($)	AFV ($2.20 per option)	Variance ($)

Victor Dodig	1,338,655	370,913	776,965	504,635	207,590	993,970

Hratch Panossian	322,298	89,302	145,415	94,440	20,499	98,004

Harry Culham	924,044	256,033	553,886	359,744	161,306	772,354

Michael Capatides	577,781	152,584	349,953	245,235	92,649	444,267

Laura Dottori-Attanasio	386,763	107,157	219,593	142,619	61,525	294,582

(3)

Non-equity Variable Incentive Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer all or part of their annual incentive into DSUs. For 2021, 2020, and 2019, Mr. Culham elected to defer 20% of his cash incentive of $2,528,736, 30% of his cash incentive of $1,957,777 and 50% of his cash incentive of $2,000,700, into DSUs. Values will be converted to units based on the average share price in the 10 trading days preceding December 1, 2021.

(4)

Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years. For Mr. Capatides, the amounts shown also include CIBC’s contributions to his US 401(k) savings plan of $16,667 in fiscal 2021, $12,536 in fiscal 2020 and $14,789 in fiscal 2019 converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2555 for fiscal 2021, US$1.00 = C$1.3443 for fiscal 2020 and US$1.00 = C$1.3293 for fiscal 2019.

86	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(5)	Amounts shown for Mr. Dodig, Mr. Panossian, Mr. Culham and Ms. Dottori-Attanasio represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts.

For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost. The amounts shown also exclude dividend equivalent amounts earned on any PSU, Restricted Share Award (RSA) and/or DSU awards granted in prior years as the expected dividend equivalents were factored into the disclosed grant date fair value of the awards, as applicable. The reinvested dividend equivalent amounts for fiscal 2021, 2020 and 2019 are $1,002,647, $936,933 and $887,000 respectively, for Mr. Dodig; $111,355, $70,953 and $65,240 for Mr. Panossian; $1,010,636, $974,696 and $912,932 for Mr. Culham; $363,321, $331,197 and $338,471 in Canadian dollars for Mr. Capatides; and $319,154, $316,545 and $313,937 for Ms. Dottori-Attanasio.

Amounts shown for Mr. Capatides represent tax equalization payments made on his behalf for Canadian income taxes paid in excess of US income taxes.

(6)

Mr. Dodig’s 2021 pension value includes a past service cost of $360,000 as a result of the amendment to the Supplemental Executive Retirement Plan effective November 1, 2020. Specifically, the flat dollar accrual rate for Mr. Dodig was increased from $40,000 per year to $52,000 per year. In addition, the limit on the overall annual pension payable to Mr. Dodig was increased from $1,000,000 to $1,250,000.

(7)

Compensation for Mr. Capatides is determined and paid in US dollars. Mr. Capatides’ salary is $750,000 in US dollars for 2019, 2020 and 2021. All compensation figures, except for the Pension Value, have been converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2555 for fiscal 2021, US$1.00 = C$1.3443 for fiscal 2020, and US$1.00 = C$1.3293 for fiscal 2019. Mr. Capatides’ Pension Value has been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = 1.2374 for 2021, US$1.00 = C$1.3321 for 2020 and US$1.00 = C$1.3169 for 2019.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2021.

Name	Value of Option-based Awards That Vested During the Year(1)(2) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(3) ($)	Value of Non-equity Variable Incentive Awards Earned During the Year(4) ($)

Victor Dodig	3,023	4,979,242	2,136,960

Hratch Panossian	215	391,880	882,000

Harry Culham	2,886	4,689,352	2,528,736

Michael Capatides	1,323	2,092,213	1,565,067

Laura Dottori-Attanasio	1,078	1,762,054	1,058,400

(1)

Values shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)

The value is based on the number of options vested multiplied by the difference between exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. Value of Option-based awards that vested during the year was lower compared to prior years as the difference between vesting price and the market price at the time of the grant for 2016 ESOP was $0.07 ($111.76-$111.69) and for 2017 ESOP was -$9.27 ($110.75-$120.02) respectively.

(3)

Values shown relate to the vesting and payment of PSUs in fiscal 2021. With respect to PSUs, the performance factor applied to the PSUs granted in December 2017 for fiscal 2017 to determine the final amount paid out to participants in December 2020 was 100%, based on CIBC’s ROE performance from November 1, 2017 to October 31, 2020.

(4)

Values shown are the sum of annual performance-based cash incentives for fiscal 2021 disclosed in the Summary compensation table. Mr. Capatides’ annual cash bonus award was paid in US dollars and has been converted to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2021 of US$1.00 = C$1.2555.

2018 PSU vesting

The vesting percentage for PSUs granted in 2018 that vested in December 2021 was 100% based on the average of the ROE performance factor of 95% and the TSR performance factor of 105%, resulting from a number four ranking in ROE and number three ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive award” starting on page 68 for the scale.

CIBC PSU Vesting Calculation for 2018 PSU Grants							Vesting
	2019	2020	2021	Average	CIBC Rank	Performance
ROE	14.5%	10.0%	16.1%	13.5%	4	95%	100%

TSR	4.2%	(5.9)%	58%	18.8%	3	105%

C I B C P R O X Y C I R C U L A R	87

Compensation Disclosure

Incentive plan awards – outstanding option– and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2021.

		Option-based Awards(1)					Share-based Awards(2)
Name	Compensation Year	Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the- money Options ($)	Value of Options Exercised(4)(5)(6) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share- based Awards Not Vested(7) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)

Victor Dodig	2013	—	90.52	08-Dec-2023	—	—
	2014		102.33	07-Dec-2024	—	325,757
	2015	11,544	97.81	06-Dec-2025	604,444	1,386,481
	2016	86,375	111.69	08-Dec-2026	3,323,710	—	DSU	—	—	4,283,916
	2017	78,271	120.02	13-Dec-2027	2,359,871	—
	2018	97,701	111.50	02-Dec-2028	3,778,098	—	PSU	52,737	5,939,680	—
	2019	94,359	109.87	08-Dec-2029	3,802,668	—	PSU	46,335	5,218,633	—
	2020	115,448	110.79	06-Dec-2030	4,546,342	—	PSU	48,648	5,479,105	—

Hratch Panossian	2014	2,765	102.33	07-Dec-2024	132,278	—
	2015	4,503	97.81	06-Dec-2025	235,777	—
	2016	6,136	111.69	08-Dec-2026	236,113	—
	2017	6,161	120.02	13-Dec-2027	185,754	—
	2018	9,176	111.50	02-Dec-2028	354,836	—	PSU	4,953	557,819	—
	2019	9,307	109.87	08-Dec-2029	375,072	—	PSU	4,570	514,684	—
	2020	21,607	110.79	06-Dec-2030	850,884		DSU	947	142,234	—
							PSU	9,105	1,025,430	—

Harry Culham	2014		102.33	07-Dec-2024	—	2,119,561
	2015	20,000	97.81	06-Dec-2025	1,047,200	2,392,590	DSU	—	—	2,427,947
	2016	82,449	111.69	08-Dec-2026	3,172,638	—	DSU	—	—	1,226,766
	2017	73,715	120.02	13-Dec-2027	2,222,507	—	DSU	—	—	1,789,994
	2018	81,087	111.50	02-Dec-2028	3,135,634	—	DSU	—	—	1,760,565
							PSU	43,769	4,929,583	—
	2019	73,321	109.87	08-Dec-2029	2,954,836	—	DSU	—	—	1,448,245
							PSU	36,004	4,055,086	—
	2020	82,301	110.79	06-Dec-2030	3,241,013	—	DSU	—	—	836,990
							PSU	34,680	3,905,955	—

Michael Capatides	2014		102.33	07-Dec-2024	—	368,048
	2015		97.81	06-Dec-2025	—	782,216
	2016		111.69	08-Dec-2026		1,170,051
	2017	16,444	120.02	13-Dec-2027	495,787	371,739
	2018	39,413	111.50	02-Dec-2028	1,524,101	—	PSU	21,274	2,396,071	—
	2019	42,113	109.87	08-Dec-2029	1,697,154	—	PSU	20,680	2,329,081	—
	2020	51,999	110.79	06-Dec-2030	2,047,721	—	PSU	21,912	2,467,857	—

Laura Dottori-Attanasio	2015	15,668	97.81	06-Dec-2025	820,376	—	DSU	—	—	469,639
	2016	30,805	111.69	08-Dec-2026	1,185,376	—
	2017	27,699	120.02	13-Dec-2027	835,125	—	DSU	—	—	1,345,205
	2018	30,633	111.50	02-Dec-2028	1,184,578	—	PSU	16,535	1,862,282	—
	2019	27,966	109.87	08-Dec-2029	1,127,030	—	PSU	13,732	1,546,651	—
	2020	32,629	110.79	06-Dec-2030	1,284,930	—	PSU	13,749	1,548,532	—

(1)	Options are in respect of CIBC common shares. Options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and are cash-settled at the end of three years and the number of units that vest is determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group.

The DSUs shown for Mr. Dodig, Mr. Culham and Ms. Dottori-Attanasio reflect annual performance-based incentive awards which have been deferred into DSUs. Such DSUs are fully vested but are not payable until termination of employment, retirement or death. The DSUs shown for Mr. Panossian will vest at the end of five years but are not payable until termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)

The value of options exercised during fiscal 2021 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.

(5)

Amounts shown for Mr. Dodig relate to sale on December 9, 2020 of 35,204 shares issued upon an exercise of his 2014 ESOP grant and 15,000 shares upon a partial exercise of his 2015 ESOP grant. All proceeds were donated to charity. On June 9, 2021, an additional 25,000 shares were issued upon a partial exercise of his 2015 ESOP grants.

(6)	Amounts shown for Mr. Culham relate to sale in March 2021, June 2021 and September 2021 of 61,459 shares upon an exercise of his 2014 ESOP and 61,000 shares upon an exercise of his 2015 ESOP.

(7)	Amounts shown are the threshold payout values of 75% of the applicable units.

88	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Equity ownership of NEOs at October 31, 2021

All CIBC executives (including the NEOs) and Managing Directors are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and PSUs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position. All NEOs currently exceed the guidelines.

	Minimum Equity Ownership Guideline (Multiple of Salary)	Hold Period Following Retirement Date (years)	Ownership(2) (Multiple of Salary)	Equity Ownership(1)

							Total(3)

						Direct Share
				DSUs	PSUs(2)	Holdings		Units
Name				($)	($)	($)	($)	(#)

Victor Dodig	8.0	2	34.5	4,283,916	22,183,226	8,037,835	34,504,977	229,773
Hratch Panossian(4)	5.0	1	7.1	142,234	2,797,244	592,340	3,531,818	23,519
Harry Culham	5.0	1	56.8	9,490,508	17,187,500	1,742,991	28,420,999	189,259
Michael Capatides(5)	5.0	1	12.4	-	9,590,679	2,042,162	11,632,841	77,464

Laura Dottori-Attanasio	5.0	1	12.2	1,814,844	6,609,954	720,456	9,145,254	60,899

(1)	Amounts shown have been calculated using CIBC’s share price of $150.17 as at October 29, 2021 (the last trading day in the 2021 fiscal year).

(2)	For purposes of determining Equity Ownership, PSUs are valued based on a performance factor of 100%.

(3)	Amounts shown represent the aggregate value and number of CIBC common shares, DSUs and PSUs held.

(4)	As a newly promoted Senior Executive Vice-President effective November 1, 2019, Mr. Panossian is ahead and has met his share ownership guidelines prior to the end of fiscal 2022.

(5)	For Mr. Capatides, his base salary has been converted from US dollars to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2021 of US $1.00 = C$ 1.2555.

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2021 on common shares authorized for issuance under the ESOP and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)

Approved by security holders	4,949,564	109.20	8,178,693

Not approved by security holders(1)	198,363	43.72	Nil

Total	5,147,927	106.67	8,178,693

(1)

CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. in June 2017 did not require approval by security holders under applicable securities legislation and stock exchange rules.

C I B C P R O X Y C I R C U L A R	89

Compensation Disclosure

Options outstanding and available for grant at December 31, 2021

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding	(#)	% of Common Shares Outstanding

ESOP(1)	6,045,428	1.34	6,896,038	1.53	12,941,466	2.87

PrivateBancorp Plans(2)	189,306	0.04	Nil	Nil	189,306	0.04

Total	6,234,734	1.38	6,896,038	1.53	13,130,772	2.91

(1)

At October 31, 2021, the total number of common shares issuable under options outstanding was 4,949,564, the total number of common shares issuable under options available for grant was 8,178,693 and the total number of common shares outstanding was 450,827,976.

(2)

Upon the acquisition of PrivateBancorp, Inc. in June 2017, 1,119,211 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively, the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp, Inc. shares to the CIBC common shares pursuant to the acquisition.

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure	Year	ESOP	PrivateBancorp Plans

Dilution(1)
◾ number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2021	1.10%	0.04%
	2020	1.18%	0.09%
	2019	1.06%	0.10%

Overhang(1)
◾ (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	2021	2.91%	0.08%
	2020	3.24%	0.12%
	2019	3.30%	0.14%

Burn Rate(2)
◾ total number of options granted in a fiscal year/weighted average number of common shares outstanding for the fiscal year	2021	0.24%	—
	2020	0.18%	—
	2019	0.20%	—

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.

(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (e.g., ESOP 1,057,208 for fiscal 2021) by the weighted average number of common shares outstanding for the fiscal year (e.g., 448,952,816 for fiscal 2021).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

◾	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;

◾	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and

◾	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

90	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

ESOP

Eligibility	◾ Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee.

Term	◾ 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

Vesting	◾ Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.

Exercise Price

  ◾    Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

  ◾    CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

  ◾    Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

Securities Reserved for Issue	◾ The number of common shares which may be issued from treasury cannot exceed 52,634,500.

Individual and Insider Limits

  ◾    Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the Committee.

  ◾    No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a)issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

  ◾    Resignation or termination of employment with cause: options are forfeited after 30 days.

  ◾    Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.

  ◾    Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension

  ◾    The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Stock Appreciation Rights (SARs)	◾ CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).

Assignability

  ◾    ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.

C I B C P R O X Y C I R C U L A R	91

Compensation Disclosure

Amendments

  ◾    Shareholder approval is required for the following amendments (unless the change results from application of the anti- dilution provisions of the ESOP):

–   increasing the number of common shares that can be issued under the ESOP;

–   reducing the strike (exercise) price of an outstanding option;

–   extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

–   changing the provisions relating to the transferability of options, other than for estate settlement purposes;

–   expanding the categories of individuals eligible to participate in the ESOP;

–   amending the ESOP to provide for other types of compensation through equity issuance;

–   removing or exceeding the insider participation limit contained in the ESOP;

–   amending the ESOP’s amending provisions; or

–   making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

Beyond these material plan amendments, the Committee may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the Committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	◾ Grants are subject to clawback for misconduct(1).

(1)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

PSU Plan(1)

Grants

  ◾    Grants are typically awarded as a dollar amount.

  ◾    Number of PSUs granted is based on the:

- dollar value of the award; and

- average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	◾ Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.

Performance Conditions

  ◾    PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and adjusted ROE performance (or, for PSUs granted prior to fiscal 2020, reported ROE performance) compared with CIBC’s peer group.

Performance Period	◾ Three years.

Vesting	◾ Vest at the end of the three-year period.

Payout

  ◾    Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

  ◾    Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback	◾ Grants are subject to: - clawback in the event of misconduct(2); and - cancellation in certain cases for unexpected losses(3).

DSU Plan(1)

Grants

  ◾    Grants are typically awarded as a dollar amount.

  ◾    Number of DSUs granted is based on the:

- dollar value of the award; and

- average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	◾ Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

Deferral	◾ DSUs allow for a longer payout deferral than the typical three-year limit in Canada.

Vesting

  ◾    The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

  ◾    When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

Payout

  ◾    Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

  ◾    The payout price of each DSU will be the average closing price of CIBC common shares on the TSX over the ten trading days preceding the payment date.

Clawback	◾ Grants are subject to clawback for misconduct(2).

92	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third- party financial institution.

(2)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on the previous page.

(3)

The performance clawback provisions provide that in the event of an unexpected loss for CIBC, the SBUs or key lines of business that is greater than, or equal to, the aggregate of the last three years of Net Income Before Tax, CIBC has discretion to cancel up to 100% of that year’s vesting PSUs, where CIBC determines a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated functional group.

C I B C P R O X Y C I R C U L A R	93

Compensation Disclosure

Deferred incentive compensation plans assumed upon acquisition of PrivateBancorp, Inc. – terms and conditions

In connection with CIBC’s acquisition of PrivateBancorp, Inc., all outstanding options to purchase common stock of PrivateBancorp, Inc. were converted into options to purchase CIBC common shares and all the outstanding restricted stock awards of PrivateBancorp, Inc. were cancelled and replaced with CIBC RSAs, in each case on substantially the same terms and conditions as were applicable under the PrivateBancorp awards (including the same vesting terms).

The table below summarizes key terms and conditions of the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) assumed by CIBC upon the acquisition of PrivateBancorp, Inc. with outstanding treasury-settled awards. This plan, together with the 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and 2007 Long-Term Incentive Compensation Plan (2007 Plan) (1) are collectively referred to as the PrivateBancorp Plans.

2011 Plan

Outstanding equity awards consist of: 1) vested, exercisable stock options with expiry dates through 2024; 2) vested stock options which cliff vested in 2018 and 2019 with expiry dates through February 19, 2026; and 3) vested restricted stock award units subject to delayed settlement on March 1, 2022.

Eligibility

◾    Outstanding awards were originally granted as PrivateBancorp awards to employees and directors of PrivateBancorp or a subsidiary thereof, and converted and/or cancelled and replaced with CIBC awards in connection with the acquisition of PrivateBancorp, Inc. Except as necessary to facilitate the conversion, exchange or settlement, as the case may be, of PrivateBancorp awards which were outstanding under the plans at the time the plans were assumed by CIBC, no further awards have been or will be granted under the PrivateBancorp Plans.

Term	◾ Stock options under each of the PrivateBancorp Plans generally have a term of 10 years from the date of grant.

Vesting	◾ All equity awards are fully vested with the last vesting occurring in February 2020.

Exercise Price

◾    The exercise price for each share of common stock covered by the non-qualified stock option grant was not less than one hundred percent (100%) of the fair market value of the common stock on the date of grant of such award.

Payout	◾ Restricted stock award units are cash-settled. ◾ For vested restricted stock units, the dividends continue to accumulate and are paid out upon settlement.

Securities Reserved for Issue	◾ The maximum number of CIBC common shares which may be issued from treasury under the 2011 Plan shall not exceed 1,000,000.

Termination

◾    The disposition of the grant of each award in the event of retirement, disability, death or other termination of a participant’s employment shall be as determined by the Committee and set forth in the award agreement.

Assignability

◾    Except as provided below, no award may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, the Committee may, in its discretion, authorize all or a portion of the stock options granted to a participant to be on terms that permit transfer by such participant to:

(i)   the spouse, children or grandchildren of the participant (“Immediate Family Members”);

(ii)  a trust or trusts for the exclusive benefit of the participant or such Immediate Family Members (or both); or

(iii) a partnership in which the participant or such Immediate Family Members (or both) are the only partners, provided that:

(A)  there may be no consideration for any such transfer;

(B)  the award agreement pursuant to which such stock options are granted expressly provides for transferability in a manner consistent with the PrivateBancorp Plans; and

(C)  subsequent transfers of transferred stock options shall be prohibited except those in accordance with the PrivateBancorp Plans.

Amendments

◾    The Board may at any time and from time to time, alter, amend, suspend or terminate the plan in whole or in part, subject to any requirement of shareholder approval imposed by applicable law, rule or regulation. No termination, amendment, or modification of the plan shall adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award.

Clawback(2)	◾ Awards are subject to recovery or “clawback” under the plan or any of CIBC’s policies applicable to the grantee.

(1)

The Strategic Plan and 2007 Plan were also assumed by CIBC upon the acquisition of PrivateBancorp, Inc. However, no awards vested under the Strategic Plan since fiscal 2018 and since the acquisition under the 2007 Plan. There are no longer any outstanding awards under either plan.

(2)

Allows for the recoupment of annual and long-term incentive compensation paid to executive officers if the criteria upon which it was based is determined to have been incorrect or incomplete, or where the recipient engaged in illegal, dishonest, fraudulent or intentional misconduct that materially impacted the size of the award. The clawback rights apply during the three-year period following the date that a bonus was made or the date that restrictions on restricted shares lapse.

94	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Retirement Benefits

All NEOs participate in pension plans on the same basis as all other CIBC employees in either Canada or the US, which are subject to limitations defined by the Income Tax Act in Canada, or US tax regulations in the US.

Supplemental DB pension benefits for the NEOs (excluding Mr. Capatides, subject to the discussion below) are provided under a Supplemental Executive Retirement Plan (SERP). For Mr. Culham and Ms. Dottori-Attanasio, who were promoted before January 1, 2016, the SERP provides for a final average earnings pension benefit for each year of pensionable service where earnings include a portion of incentive compensation up to a cap. This means that SERP benefits do not increase commensurate with earnings. For NEOs promoted on or after January 1, 2016, being Mr. Panossian, the SERP provides for a flat dollar pension accrual, which is irrespective of earnings, for service only from SERP appointment.

The SERP provisions that apply to Mr. Dodig were amended effective November 1, 2020. Under the amended provisions, Mr. Dodig is entitled to a fully vested supplemental DB pension determined based on a flat dollar accrual rate of $52,000 per year of pensionable service, increased from $40,000 per year. His supplemental pension is subject to a reduction of 4% for each year that pension commencement precedes age 65 and is payable for his lifetime. Depending on his retirement age, the prior grandfathered provisions may produce a larger pension, in which case the grandfathered provisions will apply. The grandfathered benefits provide for a final average earnings pension with a formula, similar to other Canadian NEOs promoted before January 1, 2016, with the exception that his final average earnings are capped at $2,300,000. His grandfathered pension is reduced by 4% for each year that retirement precedes age 61. Regardless of the formula applied, his overall annual pension is subject to an amended limit of $1,250,000.

Mr. Capatides participates in the Defined Contribution 401(k) plan on the same basis as all other US employees. Mr. Capatides also retains frozen accrued benefits in the DB pension plan covering US employees which was frozen effective January 1, 2021. Mr. Capatides is also eligible for equivalent supplemental benefits on the same basis as the Canadian NEOs, except denoted in US dollars.

Payment of SERP benefits, including for Mr. Capatides, is subject to compliance with certain non- solicitation and non-competition covenants.

Key earnings related to SERP provisions applicable to Mr. Culham, Ms. Dottori-Attanasio and Mr. Capatides are summarized in the table below:

Pension Formula

◾  2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

◾  For Mr. Capatides, his supplemental benefit is further offset by a notional monthly annuity representing his 401(k) matching contributions provided by CIBC.

Final Average Earnings

◾  The sum of:

–    the average of the best consecutive five years of salary in the last 10 years before retirement; and

–    the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

◾  Subject to the following limits:

–    $913,500 for Mr. Culham and Ms. Dottori-Attanasio

–    $1,130,365(1) for Mr. Capatides

Reduction for Early Retirement

◾  Pensions are reduced by 4% for each year that retirement age precedes age 61 for Mr. Capatides.

  ◾    For Mr. Culham and Ms. Dottori-Attanasio, pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment

  ◾    Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time. Mr. Capatides’ pension will be reduced by the maximum primary insurance amount payable from the Social Security Normal Retirement Age.

Form of Pension

  ◾    Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

(1)

The limit on final average earnings for Mr. Capatides is US$913,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2021 WM/Reuters spot exchange rate of US$1.00 = C$1.2374.

C I B C P R O X Y C I R C U L A R	95

Compensation Disclosure

The key flat dollar SERP provisions applicable to Mr. Panossian are summarized in the table below:

Pension Formula	• A flat dollar accrual rate of $12,500 per year of SERP pensionable service only (maximum of 35 years of service).

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.

Form of Pension	• Pension payments are made for the life of the executive only. Other optional forms of payment are made available on an actuarially equivalent basis.

Vesting	• Mr. Panossian’s SERP benefits are vested on attainment of age 55 and 5 years of service.

The table below provides additional information related to NEO Defined Benefit pension obligations:

Defined Benefit Plans
	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change (6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
Name		At October 31, 2021(2)	At Age 65(3)
Victor Dodig	16.3	898,000	1,250,000	10,492,000	1,066,000	(1,033,000)	10,525,000

Hratch Panossian	9.9	128,000	516,000	682,000	91,000	(64,000)	709,000

Harry Culham	13.2	135,000	333,000	1,454,000	210,000	(143,000)	1,521,000

Michael Capatides(8)	26.0	572,000	572,000	8,585,000	366,000	(259,000)	8,692,000

Laura Dottori-Attanasio	12.5	228,000	420,000	2,559,000	221,000	(252,000)	2,528,000

(1)

These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. Mr. Dodig’s pension accrued to October 31, 2021 is based on the flat dollar SERP formula. In addition to joining the SERP effective September 1, 2015, Mr. Culham has seven years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. Mr. Panossian has 2.3 years of service credited under the CIBC Pension Plan which are not recognized under the SERP. For the NEOs except Mr. Panossian and Mr. Dodig, the SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under US Social Security starting at the Social Security Normal Retirement Age.

(2)

The amounts shown are fully vested for all NEOs except for Mr. Panossian. Vested annual benefits payable to Mr. Panossian as at October 31, 2021 are $32,000. Mr. Panossian’s benefits vest in accordance with the terms of the SERP.

(3)

Mr. Capatides is eligible to retire with an immediate unreduced pension of $572,000 annually. All other NEOs are eligible to retire with an unreduced pension at age 65. The CIBC Pension Plan benefits for Mr. Culham, Mr. Panossian, and Mr. Dodig were determined using the Income Tax Act limits applicable in 2021.

(4)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2020. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 2.83% (2.85% for Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(5)

These amounts represent the fiscal 2021 annual service cost and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. The amount for Mr. Dodig also includes $360,000, the impact on the present value of his defined benefit obligations of the amendment to the CEO SERP provisions. Amounts have been calculated using the actuarial assumptions and discount rate of 2.99% (2.56% for Mr. Capatides) consistent with the fiscal 2021 pension expense reported in CIBC’s financial statement disclosure.

(6)

These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in US/Canada exchange rates during the year and changes in actuarial assumptions.

(7)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2021. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 3.48% (2.74% for Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.
(8)	Mr. Capatides’ estimated annual pension has been translated to Canadian dollars using the October 31, 2021 WM/Reuters spot exchange rate of US$1.00 = C$1.2374.

Mr. Capatides participates in the US 401(k) savings plan on the same basis as other US employees. Participants may choose to contribute up to 6% of their eligible earnings which will attract a 50% match from CIBC up to a maximum of 3%. Effective January 1, 2021, CIBC’s match was amended to 100% match up to a maximum of 6%. From time to time, CIBC, at its discretion, may also remit additional non-discriminatory contributions to all US employees participating in the 401(k) savings plan. All contributions to the 401(k) savings plan are subject to applicable Internal Revenue Service limits.

96	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The table below provides additional information related to NEO Defined Contribution pension obligations:

	Defined Contribution Plans

Name	Accumulated Value at start of year ($)	Compensatory Change(1) ($)	Accumulated value at end of year ($)
Michael Capatides(2)	2,601,890	16,667	3,338,687

(1)

The compensatory change consists of the contributions made by CIBC into the member’s 401(k) account during the fiscal year converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2555.

(2)	The accumulated values have been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020.

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs and EXCO members, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	◾ Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	◾ 24 months following the date of the change of control.

Trigger Events (i.e., “Double Trigger”)

◾  The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)  a change of control event occurs; and

(2)  the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

–    a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

–    a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

–    a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

–    any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

◾  Upon the “Double Trigger”, the greater of:

(1)  two times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)  the amount the officer may be entitled to under any employment contract (as disclosed in footnote (3) to the Termination and change of control benefits table on page 98) or applicable law.

Vesting of Deferred Incentive Compensation and Pension

◾  Upon the “Double Trigger”, all deferred incentive compensation awards and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.

Pension Benefits

◾  Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

C I B C P R O X Y C I R C U L A R	97

Compensation Disclosure

Termination and change of control benefits

The table below summarizes estimated incremental payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2021(1)
		Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	0	5,493,940
	Deferred Compensation Incremental Value	0	0
	Benefits	0	200,000

	Total Incremental Payment	0	5,693,940
	Annual Pension Increment	0	104,000	(4)

Hratch Panossian	Cash	2,231,990	2,193,990
	Deferred Compensation Incremental Value	0	0
	Benefits	100,000	100,000

	Total Incremental Payment	2,331,990	2,293,990
	Annual Pension Increment	0	121,000	(4)

Harry Culham	Cash	2,662,405	5,324,809
	Deferred Compensation Incremental Value	0	0
	Benefits	50,000	100,000

	Total Incremental Payment	2,712,405	5,424,809
	Annual Pension Increment	0	0	(4)

Michael Capatides	Cash	0	4,381,087
	Deferred Compensation Incremental Value	0	0
	Benefits	0	185,610

	Total Incremental Payment	0	4,566,697
	Annual Pension Increment	0	46,000	(4)

Laura Dottori-Attanasio	Cash	3,231,771	3,231,771
	Deferred Compensation Incremental Value	0	0
	Benefits	0	150,000

	Total Incremental Payment	3,231,771	3,381,771
	Annual Pension Increment	0	37,000	(4)

(1)

No incremental amounts are payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2021, see “Incentive plan awards – outstanding option- and share-based awards” on page 88.

The Cash, Benefits and Annual Pension amounts for Mr. Capatides have been converted to Canadian dollars at the October 31, 2021 WM/Reuters spot exchange rate of US$1.00 = C$1.2374.

(2)

Amounts shown as Cash for Mr. Panossian, Mr. Culham and Ms. Dottori-Attanasio represent entitlements to cash payments in lieu of notice. For Mr. Panossian, the cash payment is equal to two times the sum of base salary, average annual cash bonus for the prior three years and annual car allowance. For Mr. Culham, the cash payment is equal to the sum of annual salary and average annual cash bonus for the prior three years. For Ms. Dottori-Attanasio, the cash payment is equal to two times the sum of base salary and average cash bonus for the prior three years. The amounts shown as Benefits are in lieu of continued participation in CIBC’s pension, health and welfare benefit plans, equal to a cash payment of one-twelfth of 10% of the annual salary, multiplied by the length of severance payment period for Mr. Panossian, and equal to a cash payment of 10% of the annual salary for Mr. Culham.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	Amounts shown as Cash for all NEOs represent severance benefits upon a “double trigger” event. For information on the cash payments, see “Change of Control contracts” on page 97 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

98	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

(4)

Annual Pension Increment amounts for Mr. Dodig, Mr. Capatides, Ms. Dottori-Attanasio and Mr. Panossian are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (immediately for Mr. Capatides, and age 65 for all other NEOs) as a result of being entitled to two years of additional credited service and any remaining vesting requirements being waived. Unlike the other NEOs, Mr. Panossian is not vested at October 31, 2021 and therefore his Annual Pension Increment amount consists of the value of waiving the vesting requirements and receiving two years of additional credited service.

The present values at October 31, 2021 of the Annual Pension Increment amounts are $1,280,000 for Mr. Dodig, $791,000 for Mr. Capatides, $430,000 for Ms. Dottori-Attanasio and $837,000 for Mr. Panossian. The actuarial assumptions used to determine the present values are consistent with the assumptions used for the October 31, 2021 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the assumed retirement age is based on the first date of retirement eligibility. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amount is $0 for Mr. Culham as he joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, the NEOs and those employees who CIBC has determined are “material risk takers” based upon an assessment of each role’s ability to have a material impact on the risk exposure to CIBC.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)

	2021		2020

(All figures in $)	NEOs	Other Material Risk Takers	NEOs	Other Material Risk Takers
Fixed salary	3,700,000	38,200,000	3,800,000	37,500,000

Variable compensation

– Cash	8,200,000	87,200,000	6,100,000	75,700,000

– Equity	22,700,000	83,600,000	16,900,000	66,200,000

– Share-linked	22,700,000	83,600,000	16,900,000	66,200,000

– Other	—	—	—	—

Total variable compensation	30,900,000	170,800,000	23,000,000	141,900,000

Total remuneration	34,600,000	209,000,000	26,800,000	179,400,000

Number of beneficiaries	5	111	5	110

Deferred compensation awarded and paid out(2)

Awarded for the fiscal year	22,700,000	83,600,000	16,900,000	66,200,000
Payouts during the fiscal year(3)	22,800,000	75,700,000	16,700,000	70,400,000

Outstanding deferred compensation(4)

Vested	29,100,000	31,800,000	9,600,000	13,000,000

Unvested	93,700,000	322,500,000	37,300,000	178,300,000

Total	122,800,000	354,300,000	46,900,000	191,300,000

Implicit and explicit reductions(5)

Outstanding	37,700,000	197,600,000	17,300,000	131,400,000

Reductions

– Implicit	—	—	5,100,000	13,200,000
– Explicit	—	—	—	—

(1)	Awards may have been granted and received during or after the fiscal year, but are in respect of the specified fiscal year.

(2)

Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).

(3)	Included in fiscal 2021 are amounts paid in December 2020 relating to fiscal 2019 and previous years and included in fiscal 2020 are amounts paid in December 2019.

C I B C P R O X Y C I R C U L A R	99

Compensation Disclosure

(4)

All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death.

(5)

Implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2021 amounts related to remuneration awarded in 2020). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2021 for NEOs and other material risk takers (nil in fiscal 2020). There were no cash sign-on awards(1) granted in fiscal 2021 for NEOs and other material risk takers (nil for NEO and $730,000 for two material risk takers in fiscal 2020). Severance amounts(2) were negotiated and settled in fiscal 2021 for one material risk taker. To preserve employee confidentiality, information regarding the severance amount for such individual has been provided to the Office of the Superintendent of Financial Institutions (OSFI) on a confidential basis (severance amounts(2) negotiated and settled in fiscal 2020 for eight material risk takers were $15,603,000). Payouts in fiscal 2020 amounted to $7,435,000. No severance was negotiated and settled with respect to NEOs in fiscal 2021 or 2020.

(1)

Payouts in connection with the cash sign-on awards granted in the specified fiscal years to new hires may have been made in whole or in part in the specified fiscal year or in a subsequent fiscal year. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table on the previous page.

(2)

“Severance amounts” reflect the aggregate total amount payable by CIBC in connection with severance arrangements negotiated and settled (i.e., agreed to) in the applicable fiscal year, whether or not such amounts are payable during such fiscal year. “Payouts” reflect the aggregate severance amounts actually paid out by CIBC in the applicable fiscal year. The single highest amount of severance that CIBC negotiated and settled in fiscal 2020 was $4,960,000.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance. For further details on non-GAAP measures, see the “Non-GAAP measures” section starting on page 15 of our 2021 Annual Report, available on www.sedar.com.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted net income attributable to common shareholders, adjusted pre-provision, pre-tax earnings and adjusted net income, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

100	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The following table provides a reconciliation of GAAP (reported) net income attributable to common shareholders to non-GAAP (adjusted) net income attributable to common shareholders, on a consolidated basis.

$ millions, for the year ended October 31	2021	2020
Net income attributable to common shareholders	$6,271	$3,668
Impact of items of note(1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(79)	$(105)
Transaction and integration-related costs(2)	(12)	-
Charge related to the consolidation of our real estate portfolio	(109)	(114)
Gain as a result of plan amendments related to pension and other post-employment plans	-	79
Restructuring charge(3)	-	(339)
Goodwill impairment(4)	-	(248)
Increase in legal provisions	(125)	(70)
Impact of items of note on non-interest expenses	(325)	(797)
Total pre-tax impact of items of note on net income	325	797
Amortization of acquisition-related intangible assets	19	25
Transaction and integration-related costs(2)	3	-
Charge related to the consolidation of our real estate portfolio	29	30
Gain as a result of plan amendments related to pension and other post-employment plans	-	(21)
Restructuring charge(3)	-	89
Increase in legal provisions	33	19
Impact of items of note on income taxes	84	142
Total after-tax impact of items of note on net income	241	655
Adjusted net income attributable to common shareholders(5)	$6,512	$4,323

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

Transaction and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management and communication costs.

(3)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(4)

Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other with $28 million recognized in the second quarter of 2020 and $220 million recognized in the fourth quarter of 2020.

(5)	Non-GAAP measure.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a consolidated basis.

$ millions, for the year ended October 31	2021	2020
Net income	$6,446	$3,792
Add: provision for credit losses	158	2,489
Add: income taxes	1,876	1,098
Pre-provision, pre-tax earnings(1)	8,480	7,379
Impact of items of note(2)
Amortization of acquisition-related intangible assets	$(79)	$(105)
Transaction and integration-related costs(3)	(12)	-
Charge related to the consolidation of our real estate portfolio	(109)	(114)
Gain as a result of plan amendments related to pension and other post-employment plans	-	79
Restructuring charge(4)	-	(339)
Goodwill impairment(5)	-	(248)
Increase in legal provisions	(125)	(70)
Impact of items of note on non-interest expenses	(325)	(797)
Adjusted pre-provision, pre-tax earnings(1)	$8,805	$8,176

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)

Transaction and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling cross-sell opportunities, the upgrade and conversion of systems and processes, project management and communication costs.

(4)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(5)

Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean recognized in Corporate and Other with $28 million recognized in the second quarter of 2020 and $220 million recognized in the fourth quarter of 2020.

C I B C P R O X Y C I R C U L A R	101

Compensation Disclosure

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) net income, for the U.S. Commercial Banking and Wealth Management SBU.

$ millions of Canadian dollars (unless otherwise stated), for the twelve months ended		U.S. Commercial Banking and Wealth Management
2021	Reported net income	$926
Oct. 31	Impact of items of note(1)
	Non-interest expenses Amortization of acquisition-related intangible assets	$(68)
	Impact of items of note on non-interest expenses	(68)
	Amortization of acquisition-related intangible assets	18
	Impact of items of note on non-interest expenses	18
	Total after-tax impact of items of note on net income	50
	Adjusted net income(2)	$976
	USD equivalent	779
2020	Reported net income	$375
Oct. 31(3)	Impact of items of note(1)
	Non-interest expenses Amortization of acquisition-related intangible assets	$(83)
	Impact of items of note on non-interest expenses	(83)
	Amortization of acquisition-related intangible assets	22
	Impact of items of note on non-interest expenses	22
	Total after-tax impact of items of note on net income	61
	Adjusted net income(2)	$436
	USD equivalent	327

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our 2021 Annual Report for additional details.

102	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

Shareholders will be asked to vote on three shareholder proposals from MÉDAC, 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca; and one shareholder proposal from Vancity, 700 815 West Hastings Street, Vancouver, BC V6C 1B4, telephone: 604 871-5355, email: vcim.esg@vancity.com. Proposals and supporting arguments, and the Board’s responses, are set out below.

1. MÉDAC - Benefit Corporation

Becoming a “benefit” corporation: It is proposed that the Bank explore the possibility of becoming a benefit corporation and report to shareholders at the next annual meeting.

Argument

Since 2002, banks have been held accountable for their contribution to society, not only in terms of economic performance, but also in terms of social and environmental performance. Twenty years on, banks must take their commitment a step further, to ensure inclusive, environmental and sustainable prosperity by exploring the possibility of becoming a benefit corporation, following the example of the Business Development Bank of Canada (BDC), by adjusting their internal regulations. “Introduced in the State of Maryland in 2010, and now adopted in 36 U.S. states,”1 in British Columbia2 and provided for in Bill 797,3 benefit corporations include the following features:4

1.	The purpose of the Company shall include [...] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company [...]
2.

The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment, [stakeholders], and the community and society in which the corporation operates [...].

3.

In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders [...] but shall not be required to regard the interests of any particular Stakeholder as determinative. [... 4…5.]

Professor Henry Mintzberg (McGill) says that “successful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility.”5 Becoming a benefit corporation will allow the Bank to enshrine its commitment to operating in the general public interest in its articles of incorporation and to be accountable for the impact of its actions on all of its stakeholders.

[1]

OSLER, HOSKIN & HARCOURT, “B.C.’s new legislation on benefit companies”, Osler, Hoskin & Harcourt LLP (June 17, 2020) https://www.osler.com/en/resources/regulations/2020/b-c-s-new-legislation-on-benefit-companies

[2]	“Bill M 209 – 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https://www.bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3
[3]

“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations - National Assembly of Québec” http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-797-42-1.htm l

[4]	“Canada - Corporation - No | Certified B Corporation” https://bcorporation.net/canada-corporation-no
[5]

Craig RYAN, “The future is here: How B Corps are transforming corporate social responsibility” BDC.ca (September 13, 2020) https://www.bdc.ca/en/articles-tools/blog/future-is-here-how-b-corps-transforming-corporate-social-responsibility

The Board recommends that you vote against this proposal.

CIBC is a Schedule I bank under the Bank Act (Canada) and the Bank Act is our charter. The benefit corporation model contemplates including a benefit provision in a company’s articles to set out its commitment to conduct business in a responsible and sustainable manner. This model is not part of the Bank Act. However, we believe our governance processes foster conducting our business in a responsible and sustainable manner that promotes the interests of our various stakeholders. The Board has delegated to the Corporate Governance Committee responsibility to oversee CIBC’s stakeholder engagement framework and how CIBC conducts its business in an ethical, socially responsible and environmentally conscious manner. We also provide annual reporting through our Sustainability Report on commitments and achievements that create a positive impact on society and environments, as well as our Board’s engagement with stakeholders.

At CIBC, that commitment is at the heart of our purpose: to help make your ambition a reality. Guided by this purpose, we are using our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future.

Our commitment is demonstrated through responsible business practices embedded across CIBC, our net-zero ambition to support the transition to a low carbon economy, and programs that foster an inclusive and healthy society, and integrate best-in-class governance practices.

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Shareholder Proposals

In 2021, building on CIBC’s strong history of taking action on ESG priorities, we launched a refocused ESG strategy to enable a more secure, equitable and sustainable future for all our stakeholders. Our strategy focuses on accelerating climate action to address climate change, supporting the transition to a low carbon economy, creating access to opportunities to help build equitable and resilient communities and building integrity and trust by safeguarding data, ensuring we act responsibly, promoting accountability, and enhancing the client experience. We also announced the launch of the CIBC Foundation, which will serve to advance social and economic equity by creating greater access to opportunities for underserved communities in Canada.

These practices are informed through year-round engagement with our diverse stakeholders so that our ESG initiatives focus on the right issues in an ever-changing world, and we regularly report on progress through our ESG disclosures.

2. MÉDAC - Advisory vote on environmental policy

Advisory vote on environmental policy: It is proposed that the Bank establish an annual advisory vote policy with respect to its environmental and climate change action plan and objectives.

Argument

At the 2018 annual meetings of the shareholders of banks, we presented the banks with a shareholder proposal, urging them to annually publish a short report that would allow their shareholders to assess their climate risk exposure and their contribution to the transition to a low-carbon economy. Your sustainable development and social responsibility reports are a testament to the actions taken or planned to activate a clean economy in Canada over the next few years.

A December 2020 report by the Rainforest Action Network1 led us to question whether the proposed targets and action plans are appropriate. According to the report, RBC, TD and Scotia were among the top ten companies in the world for fossil fuel financing, providing more than $89 billion to oil companies in 2019. BMO and CIBC ranked 16th and 21st, with a total of nearly $42 billion.

The steady commitment in recent years to fund fossil fuel activities is far from the kinds of behaviour that are desirable to address the alarming findings presented in the draft report published in June 2021 by the Intergovernmental Panel on Climate Change (IPCC). Much more alarming than the final report published in 2014, this draft estimates that, whatever the rate at which greenhouse gas emissions are reduced, the devastating impacts of global warming on nature and humanity, which depends on it, will accelerate and become painfully palpable well before 2050:2 “[TRANSLATION] Life on Earth can recover from major climate change by moving towards new species and creating new ecosystems. Humanity cannot,” note the experts.

Add to this data the concerns expressed by the Governor of the Bank of Canada, Tiff Macklem, who, in a November 2020 panel discussion, said Canada needs to pick up pace on tackling climate change to avoid the economic impacts it could have on households and businesses. He called on financial institutions to better gauge the risks they face in this area.3

For all these reasons, it is proposed that the Bank agree to adopt an advisory vote policy with respect to its environmental and climate change action plan and objectives to check whether they meet shareholder and stakeholder expectations.

[1]	https://www.bankingonclimatechaos.org/bankingonclimatechange2020/
[2]	https://www.lesechos.fr/monde/enjeux-internationaux/rapport-du-giec-sur-le-climat-une-fuite-qui-change-la-donne-avant-la-cop-26-1326324
[3]	https://www.finance-investissement.com/nouvelles/economie-et-recherche/changements-climatiques-la-banque-du-canada-veut-presser-le-pas/

The Board recommends that you vote against this proposal.

At CIBC, our ESG strategy, including activities within our Climate Transition Plan, is inextricably tied to our overall corporate strategy, to how we engage with our clients in line with our purpose, and to how all of the moving parts across our bank work in tandem. We view the duty to ensure this alignment and cohesion as being within the province of management, and we see the oversight of the same as being within the province of the Board of Directors. As a result, CIBC does not currently support an annual advisory vote with respect to its environmental and climate change plan.

CIBC has a strong commitment to climate action, as demonstrated by the August 2021 announcement of our Climate Transition Plan which included a net-zero ambition by 2050 for operational and financing activities. Our Climate Transition Plan has four major themes, including leading our clients, refining our operations, encouraging consumer behaviour, and sharing our progress.

On the theme of leading our clients, we have taken significant action in 2021 to support the low carbon transition, including:

◾    doubling our commitment to mobilize sustainable finance to $300 billion by 2030;

◾    forming a global Energy, Infrastructure and Transition group within CIBC Capital Markets to meet evolving client needs;

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Shareholder Proposals

◾	launching Project Carbon, a voluntary carbon offset marketplace to drive price transparency and bring efficiency, liquidity and global standards to the carbon offset ecosystem;
◾	joining the Center for Climate-Aligned Finance focused on helping corporate clients identify practical solutions to achieve climate goals through partnerships; and
◾	announcing a new $100 million commitment in Limited Partnership (LP) investments dedicated to climate tech and energy transition funds.

As we move forward, we are focused on accelerating climate action by reducing emissions in our own operations and financing activities, and supporting clients in their transition journeys through financing, advisory services, and investments in innovation. For example, we continue to refine our own operations, and by the end of 2024, we expect to achieve carbon neutrality and purchase 100% of electricity from renewable sources. During fiscal 2022, we plan to start disclosing interim 2030 financed emissions targets for key sectors and report on progress beginning in 2023.

Also important as a theme within our Climate Transition Plan is the work underway to encourage consumer behaviour in a way that supports the transition to a low carbon economy. In early 2022, we launched our new Climate Centre which is providing education, resources and advice to help clients meet their climate ambition goals.

We are proud that CIBC’s progress in environmental performance and reporting was recognized by our score of A- from the CDP (formerly the Carbon Disclosure Project). This score places CIBC among the highest ranking Canadian financial institutions and the top-tier of global banks.

With the ongoing development and execution of our Climate Transition Plan, we remain committed to robust disclosure and will continue to engage with our stakeholders, including shareholders, to drive meaningful action on climate change and build on work underway.

3. MÉDAC - French as an official language

French as an official language: It is proposed that the official status of French be formally recognized, in writing, in the Bank’s letters, which will impact the working language in Québec, the language used at the annual meetings of shareholders and the language of the Bank’s public communications.

Argument

The bank is headquartered in Canada, a country where French is an official language.

The language of a people is most essential and fundamental to its identity. It is an existential attribute. The diversity of the world cannot boil down to issues relating strictly to the biological nature of individuals or the arbitration of individual privileges.

The diversity of the world is first and foremost a collective issue based essentially on the culture of peoples.

Through their territorial State and public institutions, starting with the national assembly, constitution and charters, the people of Québec protect linguistic diversity in the world by rigorously protecting the collective and public nature of their language. The spirit of the law is clear;1 so is the spirit of the federal2 and Québec3 legislative reforms.

Respecting and promoting global diversity is a corporate social responsibility matter.

Doing so is in the interest of all stakeholders, starting with the community as a whole, regardless of background.

Sustainable development and long-term performance cannot be conceived otherwise.

The company has a duty to act in strict compliance with these sacred principles.

Moreover, it is entirely possible to do business anywhere in the world with headquarters operating in the language of the State where they are located.4

[1]	La Charte de la langue française : une entrave […] http://hdl.handle.net/11143/10216
[2]	Bill C-32 https://parl.ca/DocumentViewer/en/43-2/bill/C-32/first-reading English and French: Towards a substantive equality […]

https://www.canada.ca/en/canadian-heritage/corporate/publications/general-publications/equality-official-languages.html

[3]	Bill 96 http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html
[4]	Comment se conclut un « deal » en français? […] http://collections.banq.qc.ca/ark:/52327/1832243

For example, the annual general meeting of shareholders of Samsung1 (Suwon) is held in Korean, Heineken2 (Amsterdam) in Dutch, Nissan3 (Yokohama) in Japanese, Foxconn4 (Taiwan) in Mandarin, Volkswagen5 (Wolfsburg) in German, and L’Oréal6 (Clichy), Danone7 (Paris), Christian Dior8 (Paris) and LVMH9 (Paris) in French. The content is translated into the other languages. The principle is simple and clear.

Speaking French is not a choice. The French language is the collective instrument for communication. Besides, for foreign languages, there is simultaneous or consecutive interpretation and translation.

French is our common language.

The French language is a collective issue of equity, justice and dignity. It is a national issue.

[1]	Samsung 2021 AGM https://www.youtube.com/watch?v=v8l9iOOv58A
[2]	Heineken 2021 AGM https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%20 2021/20210609%20Heineken%20N.V.%20Notulen%20AvA.pdf
[3]	Nissan 2021 AGM https://www.youtube.com/watch?v=OS9Sm3Rgt9k

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[4]	Foxconn 2021 AGM https://www.youtube.com/watch?v=pPNJ37Rt3Q0
[5]	Volkswagen 2021 AGM https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html
[6]	L’ORÉAL 2021 AGM https://www.loreal-finance.com/fr/assemblee-generale-2021
[7]	DANONE 2021 AGM https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html
[8]	Christian DIOR 2021 AGM https://voda.akamaized.net/dior/1520614_605ded3e38389/
[9]	LVMH 2021 AGM https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

The Board recommends that you vote against this proposal.

CIBC believes in the importance of the French language in Canada. We were among the first non- Québec based financial institutions to be issued a francization certificate (August 19, 1994) by the Office québécois de la langue française, in recognition of the status of the French language in our Québec operation.

More generally, to ensure that our shareholders have access to resources in both official languages, CIBC publishes all annual shareholder meeting materials in both French and English, provides simultaneous translation of meeting proceedings, including the ability for shareholders to present their proposals live in French with simultaneous translation to English, and ensures that questions can be asked in both languages. In 2019, CIBC held its annual shareholder meeting in Montréal, to recognize the cultural and linguistic diversity of Canada.

CIBC’s commitment to Official Languages is further evidenced by our positive engagement at the federal and provincial levels on recent legislative proposals aiming to strengthen linguistic rights in Canada.

4. Vancity - CEO/Median worker pay ratio

Be it resolved that the Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, provide a report to shareholders and publicly disclose the CEO compensation to median worker pay ratio.

Argument

CEO realized compensation in US has risen 1322.2% since 1978. This increase greatly exceeds the 817% increase in the overall value of the S&P and the 18% increase in the average workers compensation. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 351 times in 2020.1

Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was 202 times the pay of an average worker in 2020.2

Despite high profile announcements of executive level pay cuts at the beginning of the pandemic, a report analyzing pandemic pay cuts found that executive pay increased 17% in 2020 compared to 2019. Even amongst executives who claimed to have taken pandemic pay cuts, 52% actually saw their total compensation increase because bonuses exceeded any salary cuts.3

As outlined in a Statistics Canada Report, The Evolution of Canadian Wages over the Last Three Decades, the growing gap between executive pay and worker pay is indicative of and contributing to the growing wage inequality seen in North America.4

This growing inequality leads to poorer outcomes for individuals across socioeconomic divides. As outlined by researchers in The Spirit Level: Why Greater Equality Makes Societies Stronger, more unequal societies are associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.5

Relative compensation levels across an organization are an important metric for maintaining employee satisfaction. Individuals naturally compare their economic situation with others and when higher paid employees’ compensation is increasing at a higher rate than lower paid employees, this can have a detrimental impact on employee morale. 6

While the vertical compensation analysis undertaken by CIBC is a positive step towards addressing these growing wage gaps, it is important that these metrics are publicly disclosed to increase transparency and assure investors that the company is managing these risks. Tracking and disclosing these metrics can help ensure that the company is not inadvertently contributing to these systemic issues.

[1]	Lawrence Mishel and Jori Kandra. “CEO Pay has skyrocketed 1,322% since 1978.” Economic Policy Institute, 2021
[2]	David MacDonald. “The Golden Cushion: CEO compensation in Canada” Canadian Centre for Policy Alternatives, 2021
[3]	Alicia Massie and David Macdonald. “Boundless bonuses: Skyrocketing Canadian executive pay during the 2020 pandemic.” Canadian Centre for Policy Alternatives, 2021
[4]	René Morissette, Garnett Picot and Yuqian Lu. “The Evolution of Canadian Wages over the Last Three Decades” Statistics Canada, 2013
[5]	Richard Wilkinson and Kate Pickett. “The Spirit Level: Why Greater Equality Makes Societies Stronger” Bloomsbury Pub Plc USA, 2011
[6]	Emily Breza, Supreet Kaur and Yogita Shamdasani. “The Morale Effects of Pay Inequality” National Bureau of Economic Research, 2016

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Shareholder Proposals

The Board recommends that you vote against this proposal.

Our compensation programs have been designed based on our philosophy to pay our team members equitably and competitively, and encourage behaviours that are aligned with CIBC’s purpose and values. In line with our key compensation principles, CIBC did not make reductions to salaries or stop paying bonuses in 2020 or 2021 as a result of the COVID-19 pandemic, however, bonus payouts for 2020 were negatively impacted by CIBC’s overall business performance through our Business Performance Factor (BPF). Our calculated BPF was lower than target in fiscal 2020, and we used discretion to further reduce it to 90% for employees and 89% for executives, reflective of the market and the impact of the COVID-19 pandemic to our business, shareholders and communities. Instances where an individual’s bonus was higher year over year are attributed to changes in incentive targets, which were established earlier in the year in order to better align target compensation to the market or recognize a job level increase, or to reward exceptional individual performance.

While we do not publish the ratio of Chief Executive Officer (CEO) compensation to median worker pay, it is a key consideration in the Management Resources and Compensation Committee (MRCC) review of CEO pay. Every year, CIBC’s MRCC reviews a variety of internal and external factors before making recommendations to the Board for incentive compensation awards for the CEO. This information includes the ratio of CEO pay to median employee pay (a vertical pay ratio) and other horizontal and vertical pay relationships. We continue to feel that without a standardized approach to determining this ratio, it is not a valuable statistic to disclose publicly as it would not be an accurate or reliable point of comparison.

We assess and refine our compensation programs, including pay structures, annually to ensure they provide market competitive pay and achieve our strategy of maintaining top quartile pay for entry level roles. CIBC has made significant investments over the past several years to move the dial on entry level pay and in consideration of market and living wage principles. We have increased our entry level wage by 13% since 2016. Additionally, in 2019 we invested in a new incentive program for employees in Canada which provides increased transparency on how incentive awards are determined and reinforces the link between pay and performance. This resulted in an increase in incentive pay for 50% of employees in individual contributor, management and professional roles (i.e., excludes senior management roles).

Withdrawn Shareholder Proposals

Æquo Shareholder Engagement Services for Bâtirente and Congrégation de Notre-Dame

Æquo Shareholder Engagement Services submitted a shareholder proposal on behalf of Bâtirente and Congrégation de Notre-Dame requesting that CIBC publish a report assessing: 1) the extent to which its existing loan and investment portfolios facilitate exploration and/or development of new oil and gas fields; 2) the risks for CIBC that this is inconsistent with the International Energy Agency’s scenario for Net Zero Emissions; and 3) where appropriate, the changes required to CIBC’s policies and practices to achieve consistency with the IEA’s NZE scenario.

After discussion with CIBC, Æquo, on behalf of its clients, withdrew the proposal based on CIBC’s ongoing work to achieve its 2050 net-zero ambition, including:

◾	reducing emissions in CIBC’s operations and financing activities;

◾

disclosing, before the next annual meeting, how CIBC supports clients in their own transition journeys through financing, advisory services and investing in new climate innovation, including companies from the oil & gas sector, and their plans to reduce Scope 3 emissions where significant and data allows; and

◾

setting and disclosing interim 2030 financed emissions targets for key sectors before the next annual meeting, which will include Scope 1 & 2 emissions, and Scope 3 emissions where significant, and where data allows.

Æquo recognizes that CIBC’s efforts form a part of Canada’s contribution to a complex, global challenge which must consider a broad range of interconnected factors to lowering emissions including the need to drive a decrease in consumer demand for carbon intensive products, limiting the growth of supply of fossil fuels, increase renewable energy development and scale clean technology all while ensuring global energy needs are met.

It is expected that Æquo and CIBC will continue engaging as the bank develops its approach to reducing financed emissions.

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Shareholder Proposals

MÉDAC

MÉDAC withdrew five shareholder proposals after discussion with CIBC. At MÉDAC’s request, the text of each proposal, MÉDAC’s supporting statement and the Board’s response are set out below.

1. Formal employee representation in strategic decision-making

Formal employee representation in strategic decision-making: It is proposed that the board of directors evaluate ways to increase employee participation in board decision-making. It is suggested that the findings be reported at the next annual meeting in 2023.

Argument

The health and economic crisis has reminded us of the importance of workplace health and well-being. Some of the benefits are obvious: higher job satisfaction, a greater sense of belonging, higher engagement, increased productivity, reduced absenteeism, lower insurance costs, lower risk of workplace accidents and occupational illnesses. Over the next few years, boards will face several issues related to talent management and development.

In recent years, boards of directors have made it a point to increase the quality of their decision-making by drawing on a variety of experiences and skills and involving, as much as possible, people of all genders, ages, backgrounds and religions. Although most board members are independent directors, they lack the employee perspective, which could provide an alternative view of the organization’s operational and strategic issues, better oversight of the decisions made by senior management and a better balance of decisions made with short- and long-term perspectives, as employees tend to favour the long term.1

The most recent edition of the UK Corporate Governance Code (2018)2 includes an invitation to consider different initiatives to increase employee participation in highly strategic organizational decisions, including the following: creating a formal workforce advisory panel, designating a board member to liaise with workers, or appointing at least one employee other than the CEO as a director.

We are entirely convinced that direct and formal employee input into strategic decision-making is of great value, particularly for decisions with significant management and talent development components. We are therefore presenting this proposal and are confident that at the next annual meeting in 2023, the company will be able to propose ways to ensure employee insight and participation.

[1]	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies” (2020) 20-2 J. Corp. Law Stud. 453- 493, DOI: 10.1080/14735970.2020.1735161.

[2]	Financial Reporting Council - 2018 - The UK Corporate Governance Code https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.PDF

Board statement

Our Board believes it is important to understand and consider the views of key stakeholders in strategic decision-making, including those of CIBC’s employees. To that end, there are multiple mechanisms in place which the Board and management believe are effective in engaging all of our employees.

Building a relationship-oriented bank for the modern world starts with the relationship we have with our employees. CIBC’s Board and management are committed to fostering an engaging and inclusive culture.

To deliver on our commitment, we continuously listen to and engage our team members. We leverage an engagement framework that harnesses an optimal mix of mechanisms for team members to provide direct, informal and formal input, on topics of organizational and individual importance. Collectively, these insights further inform our business and human capital strategies, and investment decisions.

Examples of mechanisms for team member engagement under our framework are set out below:

◾	CIBC’s confidential Annual Employee Survey provides meaningful input from team members on both their individual work experience at CIBC and areas of strategic focus for CIBC.

◾

Quarterly pulse-checks and ad-hoc business specific deep-dive surveys, focus groups, townhalls, hackathons, and CIBC’s ideation platform, further inform the design of our employee and/or client experience.

◾

Insights derived from CIBC employee programs provide valuable information on their behaviours and needs (e.g., development goals, uptake on learning, wellbeing priorities) to inform our programs and strategies.

◾

CIBC’s 10 employee-led People Networks engage and connect over 25,000 members in mentoring, networking, education, and career development opportunities. In addition to helping foster a sense of belonging within CIBC, our People Networks help us gain critical employee feedback. In 2021, CIBC held listening exercises with hundreds of employees – including 10 hosted by our President and CEO – to understand barriers faced by segments of our employee population. The action items from listening exercises were integrated into CIBC’s client-focused and human capital strategies and form the basis of some of our inclusion and diversity targets. This engagement mechanism supported the development of work such as the creation of CIBC’s Reconciliation Framework to promote economic prosperity for Indigenous peoples in Canada and our commitment to invest in the next generation of leaders and changemakers from the Black community.

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Shareholder Proposals

CIBC’s existing engagement framework is inclusive and enables our 45,000+ team members to engage meaningfully and provide input that further informs our strategies and key investments, while ensuring that the Board and Management Resources and Compensation Committee (MRCC) continue to have independent oversight.

Our Board engagement strategy further facilitates collaboration and interaction between the Board and our talent, through both in-person and virtual engagements. These include, but are not limited to, small group discussions, presentations to the Board and more informal mix and mingles. Our Board and MRCC also have unrestricted access to management and employees of CIBC.

With the support of the Board and management, CIBC will undertake a study, in the coming year, of the establishment of formal bodies and other mechanisms to take into account the interests and opinions of employees, in strategic decision-making. The study will include reviews of practices abroad, particularly in continental Europe, the United Kingdom, and the United States. CIBC will disclose its findings in its existing disclosure documents before its 2023 annual general meeting.

2. Women managers

Women managers: promotions, advancement and upward mobility: It is proposed that the Bank annually publish, in a form to be determined by the Bank, a report on the representation of women in its management, from entry level to top level, reporting directly to the President.

Argument

The pandemic has completely disrupted our economy and workplaces. Women have been hit particularly hard, with millions having to leave their jobs or go part-time or simply being laid off, due to the nature of their work or the economic sector in which they worked. As a result, companies now have far fewer women in management or on the road to becoming future managers. This development will only exacerbate an existing situation. According to a survey conducted by McKinsey,1 while women accounted for 50% of entry-level employees in the organizations surveyed, they accounted for only 31% of vice-presidents and 14% of CEOs, as the following graph illustrates.

There are measures to “help women lessen the career and financial impacts of unpaid parental leave and part-time work,”2 as women are still more likely than men to find themselves in such employment situations, which are barriers that hinder their advancement.

Companies cannot risk losing more women in management positions. The report we are proposing will take stock of the situation at these different levels, encourage senior management to set gender- diversity targets for each level and inform all stakeholders of the strategies that will be put in place to ensure a robust recovery, particularly in the wake of the health crisis.

1 The present and future of women at work in Canada

https://www.mckinsey.com/~/media/mckinsey/featured%20insights/gender%20equality/the%20present%20and%20future%20of%20women%20at%20work%20in%20canada/
the-present-and-future-of-women-at-work-in-canada-vf.pdf

2 Ibid; among other examples, see the Shared Care initiative of Aurizon, an Australian company

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Shareholder Proposals

Board statement

At CIBC, inclusion is a cornerstone of our culture. This means that our workforce and leadership team reflect the clients and communities we serve and that our people are equipped to practice intentional inclusion. The result is an engaged team able to create break-through ideas, promote inclusive client and employee experiences and ultimately help our bank realize our purpose.

Currently our Board is gender balanced and Chaired by a woman, 50% of direct reports to the CEO are women and the share of women in board-approved executive roles (vice-president and above) globally has grown from 27% to 38% in the past seven years.

CIBC has robust annual public disclosure on current state and progress towards its stated gender diversity goals. Our 2021 Sustainability Report will disclose a further breakdown of women in CIBC’s workforce, including the following:

◾	Board of Directors

◾	Senior Executives (direct reports of the CEO)

◾	Executives (Vice President and above)

◾	Senior Management (1-2 levels below Vice President) new disclosure

◾	Junior Management (middle management and professional roles) new disclosure

◾	Entry level (individual contributor and early-career roles) new disclosure

◾	Hires (all external hires in the fiscal year) new disclosure

Our disclosure will report on the representation of women at each level for the past three years, including goals that have been put in place where gender-balance does not exist, and programs, policies and interventions that are in place to promote inclusion at work and equitable talent management for women. We are committed to reviewing other best practice disclosures to understand how we can further enhance our reporting.

3. Circular economy

Circular economy: It is proposed that the Bank disclose the aggregate amount of the loans it extends to foster the development of the circular economy.

Argument

At the last annual meeting in 2021, we put forward a proposal inviting the Bank to produce a report on the loans it has made in recent years to support the circular economy. This proposal received the support of 22.5% of shareholders, reflecting their concern for this new form of economy.

Taking note of your initiatives since 2006, we wanted to obtain information on the loans extended for the development of this new economy. Your reply, worded as follows, has caused us to submit our proposal again:

“We currently do not report on clients supporting the circular economy in our public disclosure. The content of our disclosure is guided by a detailed materiality assessment where we receive input from investors, clients, employees, non-governmental organizations (NGOs) and professional organizations around material topics. Our disclosure will continue to change as new material topics, such as the circular economy, emerge.”

We would like to draw your attention to the plea made for several years by the United Nations Environment Programme1 (UNEP) for an urgent decoupling of natural resource use and environmental impacts from economic growth, citing unprecedented degradation of ecosystems and increasing greenhouse gas (GHG) emissions. It should also be borne in mind that, on a global scale, just under 9%2 of extracted resources are cycled back into the economy after the first cycle of use.

We therefore believe it is important that circular economy loans be disclosed so that the Bank can set objectives to finance companies supporting this form of economy and report on the achievement of these objectives in its annual reports.

[1]	https://www.resourcepanel.org/reports/decoupling-natural-resource-use-and-environmental-impacts-economic-growth
[2]	https://www.circularity-gap.world/2020

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Shareholder Proposals

Board statement

CIBC is committed to accelerating climate action and the transition to a low carbon economy, as demonstrated by the announcement of our Climate Transition Plan in August 2021 which included a net-zero ambition for our operational and financing activities by 2050. We also continue to be recognized for our ESG performance, and in 2021, maintained our A- score from the CDP (formerly Carbon Disclosure Project). This score demonstrates CIBC’s progress in environmental performance and reporting, and places us amongst the highest ranking Canadian financial institutions and the top tier of global banks.

As part of our focus on the environment, we understand the importance of shifting systems to a circular economy to support broader environmental objectives such as greenhouse gas emissions reduction, increased biodiversity, and enhanced conservation. This is why circularity was included in our sustainability issuance framework released in 2021 – a first for a Canadian bank.

In addition, CIBC will be joining Circular Economy Leadership Canada. We reviewed different avenues to advance our work on the issue of the circular economy, and we considered adopting the United Nations Principles for Responsible Banking. We view the Circular Economy Leadership Canada as the best current approach for us because its dedicated focus on working to make Canada a world leader in building a sustainable, prosperous circular economy aligns with our work efforts.

CIBC is interested in doing more business in this area, and we view these actions as a first step until there are more developed industry standards to identify, collect, track and disclose circular economy activities.

We are working with partners to formulate frameworks and to provide clarity on activities that foster the development of the circular economy. To that end, in spring 2022, CIBC is hosting a roundtable with clients to discuss opportunities to advance the circular economy in Canada.

4. Decarbonization

Decarbonization: It is proposed that the Bank adopt a plan to substantially reduce its financing of fossil fuel and polluting industries by setting ambitious interim targets, quantified over time, to achieve carbon neutrality.

Argument

Banks are at the core of our economy. Through their investment and financing choices, they shape an entire society. By providing financial support to companies or projects, our banks are responsible for greenhouse gas emissions.

RBC, TD, Scotia, BMO and CIBC are among the top 25 fossil fuel funders in the world.1

Since the Paris Agreement, these five banks have continued to support the development of polluting companies. For its part, the government is committed to “[TRANSLATION] slashing its greenhouse gas emissions [...] by 40 to 45% below 2005 levels by 2030”.2 Some players suggest that in order to achieve carbon neutrality in 2050, short-term interim targets should be higher at the beginning than at the end, i.e., up to 25% for 2025 and 50% for 2050,3 or even higher.4 The International Energy Agency (IEA) even urges “[TRANSLATION] to no longer invest in fossil fuels”.5 Be that as it may, targets must be set based on science. There are standards to do so, including the Science Based Targets initiative (SBTi).6

1	Banking on Climate Chaos, Fossil Fuel Finance Report 2021, Rainforest Action Network

https://www.bankingonclimatechaos.org/bankingonclimatechaos2021

2

Alexandre SHIELD and Marie VASTEL, “Trudeau promet de réduire les GES du Canada de « 40% à 45% » d’ici 2030” Le Devoir, 2021-04- 23 https://www.ledevoir.com/societe/environnement/599319/trudeau-promet-de-reduire-les-ges-du-canada-de-40-a-45-d-ici-2030

3

“FACT SHEET: President Biden Sets 2030 Greenhouse Gas Pollution Reduction Target Aimed at Creating Good-Paying Union Jobs and Securing U.S. Leadership on Clean Energy Technologies” The White House, 2021-04-22 https://www.whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-reduction-target-aimed-at-creating-good-paying-union-jobs-and-
securing-u-s-leadership-on-clean-energy-technologies/

4	“2030 climate & energy framework” Climate Action - European Commission, 2016-11-23 https://ec.europa.eu/clima/eu-action/climate-strategies-targets/2030-climate-energy-framework_en

5

Frank JORDANS, “L’AIE suggère de ne plus investir dans les combustibles fossiles” La Presse, Economy sect. 2021-05-18 https://www.lapresse.ca/affaires/economie/2021-05-18/l-aie-suggere-de-ne-plus-investir-dans-les-combustibles-fossiles.php

6	https://sciencebasedtargets.org/

Canada is responsible for 2% of global emissions1 (with less than 0.5% of the world’s population), and its oil and gas expansion is currently projected to exhaust up to 16% of the world’s carbon budget.2 The IPCC3 sounded the alarm again recently, with Antonio Guterres declaring that greenhouse gases are “[TRANSLATION] choking our planet”.4

We urgently need a concrete climate change transition plan. It must be submitted to shareholders, in the most appropriate annual publication.

[1]	“Greenhouse gas emissions” Environment and Climate Change CANADA, 2007-01-09 https://www.canada.ca/en/environment-climate-change/services/environmental-indicators/greenhouse-gas-emissions.html

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Shareholder Proposals

[2]	Carter and Dordi - Correcting Canada’s “one eye shut” climate policy.pdf
https://cascadeinstitute.org/wp-content/uploads/2021/04/Carter-Dordi-Canadas-one-eye-shut-climate-policy-1.1-April-16.pdf
[3]	https://www.ipcc.ch/report/sixth-assessment-report-cycle/
[4]	https://news.un.org/fr/story/2021/08/1101392

Board statement

Addressing climate change has always been a priority for CIBC and in 2021, we announced a Climate Transition Plan which included a net-zero ambition for both operational and financing activities by 2050.

Two key themes of our Climate Transition Plan are leading our clients and sharing our progress.

First, in alignment with our focus on accelerating climate action, we are leading our clients in their transition to a low carbon economy by actively working with them through financing, advisory services and investments in innovation. To support this work, CIBC:

•	realigned its Capital Markets advisory activities through the formation of the Energy, Infrastructure and Transition and Sustainability Advisory franchises;

•	doubled its goal to mobilize $300 billion in sustainable finance by 2030;

•	launched Project Carbon, a voluntary carbon offset marketplace to drive price transparency and bring efficiency, liquidity and global standards to the carbon offset ecosystem, and

•	announced a $100 million commitment in Limited Partnership (LP) investments dedicated to investing in climate tech and energy transition funds.

Second, CIBC is committed to sharing our progress to keep shareholders and other stakeholders updated on developments related to our Climate Transition Plan. We would use both regular reporting channels and targeted outreach to share our progress. To that end, we plan to start disclosing interim targets for key sectors in our third quarter of fiscal 2022, and report on progress beginning in 2023.

We are endeavouring to develop ambitious targets and our work is being guided by the requirements of the Net-Zero Banking Alliance (NZBA), of which CIBC is a signatory, as well as through learnings from our participation in the Partnership for Carbon Accounting Financials (PCAF) to ensure our processes are rigorous.

Taken together, these actions are helping to reduce the client emissions that we finance and are supporting clients in achieving their sustainability goals and adjusting their business models for success in the low carbon economy. These efforts support Canada’s contribution to a complex, global problem, and our approach is meant to complement government-led climate strategies. As details of Canada’s plans are released, including the Canadian government’s strategy for their 2030 greenhouse gas emissions reduction goal, we will continue to endeavour to align our approach to support these objectives.

5. Environmental and climate change advisory committee

Environmental and climate change advisory committee: It is proposed that the board of directors set up an environmental and climate change committee.

Argument

In a recent interview,1 Mark Carney, former Governor of the Bank of Canada and the Bank of England, and now UN Special Envoy on Climate Action and Finance2, called on companies to establish a board- level committee responsible for climate change issues to better understand the risks associated with transitioning to a low-carbon economy. He also said that boards should include a climate change specialist, given the complexity of the issue.

Bear in mind that in a recent report,3 the Bank of Canada said that the shift to a lower-carbon economy will be complicated and could be costly for some. The transition will likely lead to complicated structural adjustments for carbon-intensive sectors, such as oil and gas, and could leave insurance companies, banks and asset managers more exposed.

The creation of an environment and climate change committee would reassure shareholders and stakeholders of the Bank’s ability to manage the risks and opportunities posed by climate change, which will continue to impact the economy and the financial system.

[1]	Jakob von BAEYER, “Mark Carney on a values-led economy”, strategy+business

http://www.strategy-business.com/article/Mark-Carney-on-a-values-led-economy

[2]

“Mr. Mark Joseph Carney of Canada – Special Envoy on Climate Action and Finance | Secretary-General of the United Nations” https://www.un.org/sg/en/content/sg/personnel-appointments/2019-12-01/mr-mark-joseph-carney-of-canada-special-envoy-climate- action-and-finance

[3]	https://changingclimate.ca/

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Shareholder Proposals

Board statement

At CIBC, monitoring, evaluating and managing risks posed by climate change and the transition to the low carbon economy is a top priority. These activities are built into CIBC’s ESG governance and risk management frameworks, which includes Board-level oversight of CIBC’s ESG strategy and activities, and encompasses responding to climate change.

MÉDAC’s proposal cites Mark Carney in stating that there should be a board-level committee responsible for climate change issues. At CIBC, the Corporate Governance Committee leads oversight of CIBC’s overall ESG strategy, which includes CIBC’s Climate Transition Plan, net-zero ambition, and related stakeholder engagement and disclosure. The Committee’s responsibilities cover strategic and operational matters relating to ESG, stakeholder engagement, ESG reporting and monitoring emerging ESG developments.

The oversight responsibilities of other Board committees may touch on certain components of ESG based on their mandates. For example, our Risk Management Committee oversees the assessment of environmental, reputational and regulatory risks as part of its oversight responsibilities for business, market and credit risk assessments.

Our Management Resources and Compensation Committee considers certain ESG practices as part of its oversight responsibilities for inclusion and diversity, and employee health and safety. Our Audit Committee oversees reporting to shareholders and the controls for data collection and reporting for ESG disclosures in our financial reports and other external reporting. Our Corporate Governance Committee also receives regular reports on the activities of other Board committees that touch on components of ESG because of their mandates. This reporting gives our Corporate Governance Committee a holistic perspective of ESG matters at CIBC.

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Other Information

Indebtedness of Directors and Executive Officers

All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the US Sarbanes-Oxley Act of 2002.

The table below shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, director nominees and executive officers of CIBC or its subsidiaries and their associates, other than routine indebtedness(1) as defined under Canadian securities law and indebtedness that had been entirely repaid by the date of this Circular.

Indebtedness of Directors and Executive Officers under (1) Securities Purchases and (2) Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2021 ($)	Amount Outstanding at January 31, 2022 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2021 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended October 31, 2021 ($)

Securities Purchase Programs(2)

Harry Culham, Group Head, Capital Markets and Direct Financial Services	CIBC as lender	190,521	180,720	-	CIBC common shares	-

Hratch Panossian, CFO and Head of Enterprise Strategy	CIBC as lender	193,944	180,680	-	CIBC common shares	-

(1)

Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)

CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have a maximum amortization of 15 years and interest rates are fixed at the time of purchase at CIBC’s prime rate or 5%, whichever is lower. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted. The balance of the loan and accrued interest will become due immediately on demand, at CIBC’s option, if the employee does not make a payment when due or if such amounts become due in accordance with any security held by CIBC for the loan (e.g., any security agreement, chattel mortgage, land mortgage, hypothec, etc.).

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) above.

Aggregate Indebtedness(1)

Purpose	To CIBC or its Subsidiaries ($)	To Another Entity

Securities Purchase	361,400	—

Other	89,851,910	—

(1)	Certain loans were made in US dollars. These amounts have been converted to Canadian dollars based on the January 31, 2022 WM/Reuters exchange rate of US$1.00 = C$1.2718.

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Other Information

Directors’ and Officers’ Liability Insurance

Effective November 1, 2021, CIBC purchased at its expense a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2022. There is no deductible. The annual premium for this policy is approximately $1.7 million.

Indemnification

Under the Bank Act and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity provided (i) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During fiscal 2021, CIBC paid approximately $1.5 million as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., and $125 million on January 17, 2022 in connection with the settlement of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal 2021. Additional information is available in our Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A.

You can access these documents at www.cibc.com and www.sedar.com or obtain a printed copy free of charge by contacting Investor Relations at investorrelations@cibc.com or CIBC Investor Relations, 81 Bay Street, CIBC Square, Toronto, Ontario M5J 0E7.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be available at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting our Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a Board member at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Board of Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Senior Vice-President, Associate General

Counsel and Corporate Secretary

February 17, 2022

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